5.  The Context of Accounting


1 Principle for the consolidated financial statements and the financial statements
     Toyota Motor Corporation prepares its consolidated financial statements in accordance with the terminology, forms and preparation methods required in issuing American Depositary Shares, that is accounting principles generally accepted in the United States of America, which is in compliance with article 87 the "Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements" (1976 - the ministerial ordinance of Ministry of Finance No. 28, "Regulations Concerning the Consolidated Financial Statements").
     The consolidated financial statements as of and for the year ended March 31, 2003, have been prepared in accordance with the Regulations Concerning the Consolidated Financial Statements before amendment. For the purposes of comparison of financial statements readers, all the U.S. GAAP financial information (unaudited) as of and for the year ended March 31, 2003 has been disclosed in "5. The Context of Accounting 1 [Consolidated Financial Statements and Other Information] (2) Other". Amounts in the consolidated financial statements as of and for the year ended March 31, 2003 are presented in millions of yen and amounts presented in the consolidated financial statements as of and for the year ended March 31, 2004, are rounded to the nearest million yen.


2    Audit Certification
     In compliance with Article 193, paragraph 2 of the Securities and Exchange Law, the accompanying consolidated financial statements as of and for the years ended March 31, 2003 and 2004, respectively, have been audited by ChuoAoyama PricewaterhouseCoopers in Japan.

1   [Consolidated Financial Statements and Other Information]
   (1) [Consolidated Financial Statements]
        1[Consolidated Balance Sheets]

--------------------------------------------------------------------------------------------------------------------
                                                      FY 2003                               FY 2004
                                                   March 31, 2003                        March 31, 2004
--------------------------------------------------------------------------------------------------------------------
               Item               Notes      Yen in millions       Percentage      Yen in millions       Percentage
--------------------------------------------------------------------------------------------------------------------
  (Assets)
  1 Current assets
    1  Cash and deposits                                  620,870                                     -
    2  Trade notes and accounts
         receivable                                     1,583,393                                     -
    3  Marketable securities                            1,661,978                                     -
    4  Inventories                                      1,072,947                                     -
    5  Installment credits from
         dealers                                        3,430,444                                     -
    6  Short-term loans            *6                   1,558,161                                     -
    7  Deferred income taxes                              413,039                                     -
    8  Other current assets                               826,442                                     -
    9  Less: allowance for
         doubtful accounts                               (147,670)                                    -
                                                    ----------------                      ----------------
      Total current assets                             11,019,607      53.1                           -         -

  2 Fixed assets
  (1) Property, plant and          *1
  equipment
    1  Buildings and structures                         1,253,674                                     -
    2  Machinery and equipment                          1,163,778                                     -
    3  Vehicles and delivery       *2
         equipment                                      1,238,252                                     -
    4  Land                                             1,097,189                                     -
    5  Construction in progress                           232,966                                     -
    6  Other property, plant
         and equipment                                    521,123                                     -
                                                    ----------------                      ----------------
      Total property, plant and                         5,506,985      26.6                           -         -
        equipment
  (2) Intangible fixed assets
      Software                                              5,123                                     -
                                                    ----------------                      ----------------
      Total intangible fixed                                5,123       0.0                           -         -
        assets
  (3) Investments and other assets
    1  Investments in securities   *3                   2,695,939                                     -
    2  Long-term loans                                    757,922                                     -
         receivable
    3  Deferred income taxes                              446,123                                     -
    4  Other investments and
         other assets                                     335,618                                     -
    5  Less: allowance for
         doubtful accounts                                (24,934)                                    -
                                                    ----------------                      ----------------
      Total investments and
        other assets                                    4,210,669      20.3                           -         -
                                                    ----------------                      ----------------
      Total fixed assets                                9,722,778      46.9                           -         -
                                                    ----------------                      ----------------
      Total assets                                     20,742,386     100.0                           -         -
                                                    ----------------                      ----------------

--------------------------------------------------------------------------------------------------------------------
                                                     FY 2003                                FY 2004
                                                  March 31, 2003                        March 31, 2004
--------------------------------------------------------------------------------------------------------------------
              Item              Notes       Yen in millions       Percentage      Yen in millions       Percentage
--------------------------------------------------------------------------------------------------------------------

  (Liabilities)
  1 Current liabilities
    1  Trade notes and
         accounts payable                              1,582,245                                     -
    2  Current portion of
         bonds                                         1,124,035                                     -
    3  Short-term borrowings                             966,243                                     -
    4  Commercial papers                               1,080,613                                     -
    5  Accrued expenses and
         other accounts
         payables                                      1,356,294                                     -
    6  Income taxes payable                              317,194                                     -
    7  Deferred income taxes                               1,570                                     -
    8  Allowance for product
         warranties                                      244,552                                     -
    9  Allowance for employee
         bonus                                            36,026                                     -
    10 Other current
         liabilities                                     848,764                                     -
                                                    ---------------                       ---------------
                                                                                          ---------------
     Total current liabilities                         7,557,541      36.4                           -          -

  2 Long-term liabilities
    1  Bonds                                           3,520,344                                     -
    2  Long-term borrowings                              573,767                                     -
    3  Deferred income taxes                             410,330                                     -
    4  Allowance for
         retirement benefits                             639,708                                     -
    5  Other long-term
         liabilities                                      84,218                                     -
                                                    ---------------                       ---------------
     Total long-term
      liabilities                                      5,228,369      25.2                           -          -
                                                    ---------------                       ---------------
     Total liabilities                                12,785,911      61.6                           -          -

  (Minority interest in
    consolidated subsidiaries)
     Minority interest in
      consolidated
      subsidiaries                                       496,207                                     -          -


  (Shareholders' equity)
  1 Common stock                  *4                     397,049       1.9                           -          -
  2 Capital surplus                                      418,401       2.0                           -          -
  3 Retained earnings                                  7,219,896      34.8                           -          -
  4 Unrealized gain on other                                                                         -          -
      securities, net                                     78,630       0.4
  5 Translation adjustments                             (112,350)     (0.5)                          -          -
  6 Less: treasury stock          *5                    (541,360)     (2.6)                          -          -
                                                    ---------------                       ---------------
     Total shareholders'
      equity                                           7,460,267      36.0                           -          -
                                                    ---------------                       ---------------
     Total liabilities,
        minority interest in
        consolidated
        subsidiaries and
        shareholders' equity                           20,742,386     100.0                           -          -
                                                    ---------------                       ---------------

--------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
                                                                                        FY2004
                                                                                    March 31, 2004
-------------------------------------------------------------------------------------------------------------------
                            Item                              Notes            Yen in millions          Percentage
-------------------------------------------------------------------------------------------------------------------

  (Assets)
  1 Current assets
    1 Cash and cash equivalents                                                               1,729,776
    2 Time deposits                                                                              68,473
    3 Marketable securities                                     6                               448,457
    4 Trade accounts and notes receivable, less allowance
       for doubtful accounts of 28,966 million yen              11                            1,531,651
    5 Finance receivables, net                                7, 11                           2,622,939
    6 Other receivables                                         8                               396,788
    7 Inventories                                               9                             1,083,326
    8 Deferred income taxes                                     16                              457,161
    9 Prepaid expenses and other current assets                                                 509,882
                                                                     ------------------------------------
      Total current assets                                                                    8,848,453       40.1
  2 Noncurrent finance receivables, net                       7, 11                           3,228,973       14.7
  3 Investments and other assets
    1 Marketable securities and other securities                6                             2,241,971
       investments
    2 Affiliated companies                                      12                            1,370,171
    3 Employees receivables                                                                      35,857
    4 Other                                                   16, 19                            960,156
                                                                     ------------------------------------
      Total investments and other assets                                                      4,608,155       20.9
  4 Property, plant and equipment                               13
    1 Land                                                                                    1,135,665
    2 Buildings                                                                               2,801,993
    3 Machinery and equipment                                                                 7,693,616
    4 Vehicles and equipment on operating leases                10                            1,493,780
    5 Construction in progress                                                                  237,195
                                                                     ------------------------------------
      Sub total                                                                              13,362,249
    6 Less - Accumulated depreciation                                                        (8,007,602)
                                                                     ------------------------------------
      Property, plant and equipment, net                                                      5,354,647       24.3
                                                                     ------------------------------------
      Total assets                                                                           22,040,228      100.0
                                                                     ------------------------------------

-------------------------------------------------------------------------------------------------------------------
                                                                                        FY2004
                                                                                    March 31, 2004
-------------------------------------------------------------------------------------------------------------------
                            Item                              Notes            Yen in millions          Percentage
-------------------------------------------------------------------------------------------------------------------
  (Liabilities)
  1 Current liabilities
    1 Short-term borrowings                                     13                            2,189,024
    2 Current portion of long-term debt                         13                            1,125,195
    3 Accounts payable                                                                        1,709,344
    4 Other payables                                            15                              665,624
    5 Accrued expenses                                          14                            1,133,281
    6 Income taxes payable                                                                      252,555
    7 Other current liabilities                                 16                              522,968
                                                                     ------------------------------------
     Total current liabilities                                                                7,597,991       34.5
  2 Long-term liabilities
    1 Long-term debt                                            13                            4,247,266
    2 Accrued pension and severance costs                       19                              725,569
    3 Deferred income taxes                                     16                              778,561
    4 Other long-term liabilities                                                                65,981
                                                                     ------------------------------------
     Total long-term liabilities                                                              5,817,377       26.4
                                                                     ------------------------------------
     Total liabilities                                                                       13,415,368       60.9
  (Minority interest in consolidated subsidiaries)
    Minority interest in consolidated subsidiaries                                              446,293        2.0
  (Shareholders' equity)                                        17
  1 Common stock, no par value,
        authorized: 9,740,185,400 shares
        issued: 3,609,997,492 shares                                                            397,050        1.8
  2 Additional paid-in capital                                                                  495,179        2.2
  3 Retained earnings                                                                         8,326,215       37.8
  4 Accumulated other comprehensive loss                        19                             (204,592)      (0.9)
  5 Treasury stock, at cost,
      280,076,395 shares                                                                       (835,285)      (3.8)
                                                                     ------------------------------------
     Total shareholders' equity                                                               8,178,567       37.1
  (Commitments and contingencies)                               23
                                                                     ------------------------------------
     Total liabilities, minority interest in consolidated
       subsidiaries and shareholders' equity                                                 22,040,228      100.0
                                                                     ------------------------------------


-------------------------------------------------------------------------------------------------------------------

     2  [Consolidated statements of income]

--------------------------------------------------------------------------------------------------------------------
                                                        FY2003                                FY2004
                                           For the year ended March 31,2003      For the year ended March 31,2004
--------------------------------------------------------------------------------------------------------------------

               Item               Notes       Yen in millions       Percentage        Yen in millions       Percentage
--------------------------------------------------------------------------------------------------------------------


  1 Net revenues                                        16,054,290      100.0                            -      -
  2 Cost of revenues                *                   12,156,140       75.7                            -      -
                                                      ---------------                         ---------------
      Gross profit                                       3,898,149       24.3                            -      -
  3 Selling, general and            *
     administrative expenses
    1 Freight and
       transportation charges                212,364                                       -
    2 Selling expenses                       354,998                                       -
    3 Advertisement                          327,793                                       -
    4 Provision for product
       warranties                            199,777                                       -
    5 Salaries and wages                     649,620                                       -
    6 Provision for employee                  25,452                                       -
       bonus
    7 Net periodic pension                    43,869                                       -
       cost
    8 Depreciation and                        94,975                                       -
       amortization
    9 Provision for doubtful
       accounts                              124,011                                       -
    10 Amortization of                        13,498                                       -
        goodwill
    11 Other                                 488,107     2,534,469       15.8              -             -      -
                                        -----------------------------          ------------------------------
      Operating income                                   1,363,679        8.5                            -      -
  4 Non-operating income
    1 Interest income                         43,278                                       -
    2 Dividend income                         10,002                                       -
    3 Gains on sales of                       12,641                                       -
       securities
    4 Gains on foreign                        27,687                                       -
       exchange
    5 Equity in earnings of                   81,966                                       -
       affiliates
    6 Other                                  120,523       296,100        1.8              -             -      -
                                        ---------------                        ----------------
  5 Non-operating expenses
    1 Interest expenses                       28,687                                       -
    2 Interests on                               859                                       -
        commercial papers
    3 Losses on disposal of
       fixed assets                           53,863                                       -
    4 Unrealized holding
        losses on securities                  55,273                                       -
    5 Reductions of
       acquisition cost of fixed
       assets                                    331                                       -
    6 Donations                               11,733                                       -
    7 Other                                   95,026       245,775        1.5              -             -      -
                                        -----------------------------          ------------------------------
     Ordinary income                                     1,414,003        8.8                            -      -
  6 Extraordinary gains
     Gains on return of
      substitutional portion of
      employees' pension fund
      plans                                  235,314       235,314        1.5              -             -      -
                                        -----------------------------          ------------------------------
     Income before income taxes
      and minority interest in
      consolidated subsidiaries                          1,649,318       10.3                            -      -
     Income taxes - current                  617,556                                       -
     Income taxes - deferred                  33,237       650,794        4.1              -             -      -
                                        ---------------                        ----------------
     Minority interest in
      consolidated subsidiaries                             53,852        0.3                            -      -
                                                      ---------------                         ---------------
     Net income                                            944,671        5.9                            -      -
                                                      ---------------                         ---------------

--------------------------------------------------------------------------------------------------------------------

                                                                                         FY2004
                                                                            For the year ended March 31, 2004
--------------------------------------------------------------------------------------------------------------------
                            Item                              Notes          Yen in millions          Percentage
--------------------------------------------------------------------------------------------------------------------
  1 Net revenues
    1 Sales of products                                                                   16,578,033
    2 Financing operations                                                                   716,727
                                                                     --------------------------------
     Total net revenues                                                                   17,294,760       100.0
  2 Costs and expenses
    1 Cost of products sold                                                               13,506,337
    2 Cost of financing operations                               20                          364,177
    3 Selling, general and administrative                                                  1,757,356
                                                                     --------------------------------
     Total costs and expenses                                                             15,627,870        90.4
                                                                     --------------------------------
     Operating income                                                                      1,666,890         9.6
  3 Other income (expense)
    1 Interest and dividend income                                                            55,629
    2 Interest expense                                                                       (20,706)
    3 Foreign exchange gain, net                                20                            38,187
    4 Other income, net                                         6                             25,793
                                                                     --------------------------------
     Total other income                                                                       98,903         0.6
                                                                     --------------------------------

     Income before income taxes,
      minority interest and equity in
      earnings of affiliated companies                                                     1,765,793        10.2

     Provision for income taxes                                 16                           681,304         3.9
                                                                     --------------------------------
     Income before minority interest and equity in                                         1,084,489         6.3
      earnings of affiliated companies
                                                                     --------------------------------
     Minority interest in consolidated subsidiaries                                          (42,686)       (0.3)

     Equity in earnings of affiliated companies                 12                           120,295         0.7
                                                                     --------------------------------
     Net income                                                                            1,162,098         6.7
                                                                     --------------------------------


--------------------------------------------------------------------------------------------------------------------





--------------------------------------------------------------------------------------------------------------------
  Net income per share                                          25
     Basic                                                                                342.90 yen
     Diluted                                                                              342.86 yen

  Cash dividends per share                                                                 45.00 yen
--------------------------------------------------------------------------------------------------------------------

     3 [Consolidated statements of capital surplus and retained earnings and consolidated statements of shareholders' equity]
       (Consolidated statements of capital surplus and retained earnings)

--------------------------------------------------------------------------------------------------------------------
                                                                FY2003                          FY2004
                                                          For the year ended              For the year ended
                                                            March 31,2003                   March 31,2004
--------------------------------------------------------------------------------------------------------------------
                    Item                     Notes         Yen in millions                 Yen in millions
--------------------------------------------------------------------------------------------------------------------
  (Capital surplus)
  1 Capital surplus at beginning of year
     Capital reserve at beginning of year                 415,150         415,150               -               -
                                                   -----------------               -----------------
  2 Increase in capital surplus
    1 Gain on disposal of treasury stock                    1,430                               -
    2 Increase resulting from exchange of
       shares                                               1,820           3,251               -               -
                                                   -----------------------------------------------------------------
  3 Capital surplus at end of year                                        418,401                               -
                                                                   -----------------               -----------------

  (Retained earnings)
  1 Retained earnings at beginning of year
     Consolidated earned surplus at
       beginning of year                                6,527,956       6,527,956               -               -
                                                   -----------------               -----------------
  2 Increase in retained earnings
    1 Net income                                          944,671                               -
    2 Increase resulting from decrease in
       consolidated subsidiaries                            3,804                               -
    3 Increase resulting from increase in
       affiliates accounted for under the
       equity method                                          166         948,642               -               -
                                                   -----------------               -----------------
  3 Decrease in retained earnings
    1 Dividends                                           109,330                               -
    2 Bonuses to directors and corporate
       auditors                                             2,316                               -
    3 Decrease resulting from increase in
       consolidated subsidiaries                            2,062                               -
    4 Decrease resulting from share
       retirement by the parent company                   142,992         256,702               -               -
                                                   -----------------------------------------------------------------

  4 Retained earnings at end of year                                    7,219,896                               -
                                                                   -----------------               -----------------


--------------------------------------------------------------------------------------------------------------------

       (Consolidated statements of shareholders' equity)

--------------------------------------------------------------------------------------------------------------------
                                                                          FY2004
                                                            For the year ended March 31, 2004

--------------------------------------------------------------------------------------------------------------------
              Item               Notes    Common     Additional   Retained   Accumulated    Treasury      Total
                                           Stock      paid-in     earnings      other        stock,
                                                      capital              comprehensive     at cost
                                                                            income (loss)
--------------------------------------------------------------------------------------------------------------------
                                                                     Yen in millions
--------------------------------------------------------------------------------------------------------------------
  Balances at March 31, 2003               397,050     493,790    7,301,795     (604,272)  (467,363)    7,121,000
                                       -----------------------------------------------------------------------------
  1 Issuance during the year                             1,389                                              1,389
  2 Comprehensive income
   1 Net income                                                   1,162,098                             1,162,098
   2 Other comprehensive income
      (loss)                       17
    (1)Foreign currency
        translation adjustments                                                 (203,257)                (203,257)
    (2)Unrealized gains on
        securities, net of
        reclassification
        adjustments                                                              329,672                  329,672
    (3)Minimum pension liability
        adjustments                                                              273,265                  273,265
                                                                                                      --------------
      Total comprehensive income                                                                        1,561,778
                                                                                                      --------------
                                                                                                      --------------
  3 Dividends paid                                                 (137,678)                             (137,678)
  4 Purchase of common stock                                                               (367,922)     (367,922)
                                       -----------------------------------------------------------------------------
  Balances at March 31, 2004               397,050     495,179    8,326,215     (204,592)  (835,285)    8,178,567
                                 -----------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------

     4  [Consolidated statements of cash flows]

-------------------------------------------------------------------------------------------------------------------
                                                                               FY2003               FY2004
                                                                                                 For the year
                                                                          For the year ended         ended
                                                                            March 31, 2003      March 31, 2004
-------------------------------------------------------------------------------------------------------------------
                             Item                               Notes     Yen in millions      Yen in millions
-------------------------------------------------------------------------------------------------------------------
  1 Cash flows from operating activities
    1  Income before income taxes and minority interest in
        consolidated subsidiaries                                                 1,649,318                 -
    2  Depreciation                                                                 851,634                 -
    3  Losses on disposal of fixed assets                                            53,863                 -
    4  Decrease in allowance for retirement benefits                               (113,478)                -
    5  Interest and dividend income                                                 (53,280)                -
    6  Interest expenses                                                             29,547                 -
    7  Equity in earnings of affiliates                                             (81,966)                -
    8  Increase in trade notes and accounts receivable                             (357,746)                -
    9  Increase in loans receivable of consolidated finance
        subsidiaries                                                               (407,186)                -
    10 Increase in inventories                                                      (25,842)                -
    11 Increase in trade notes and accounts payable                                 108,611                 -
    12 Other                                                                        294,123                 -
                                                              -----------------------------------------------------

                             Subtotal                                             1,947,598                 -
    13 Interests and dividends received                                              69,766                 -
    14 Interests paid                                                               (30,084)                -
    15 Income taxes paid                                                           (657,808)                -
-------------------------------------------------------------------------------------------------------------------

      Cash flows from operating activities                                        1,329,472                 -
-------------------------------------------------------------------------------------------------------------------
  2 Cash flows from investing activities
    1  Net increase in time deposits                                                (32,195)                -
    2  Purchases of marketable securities and investments in
        securities                                                               (1,111,584)                -
    3  Proceeds from sales of marketable securities and
        investments in securities                                                   208,776                 -
    4  Proceeds upon maturity of marketable securities and
        investments in securities                                                   723,981                 -
    5  Additions to property, plant and equipment (excluding
        vehicles for lease)                                                      (1,012,803)                -
    6  Additions to vehicles for lease                                             (540,945)                -
    7  Proceeds from sales of property, plant and equipment
        (excluding vehicles for lease)                                               64,074                 -
    8  Proceeds from sales of vehicles for lease                                    283,840                 -
    9  Other                                                                         31,042                 -
-------------------------------------------------------------------------------------------------------------------
      Cash flows from investing activities                                       (1,385,814)                -
-------------------------------------------------------------------------------------------------------------------

  3 Cash flows from financing activities
    1  Net decrease in short-term borrowings                                       (202,190)                -
    2  Net increase in commercial papers                                            179,453                 -
    3  Proceeds from origination of long-term borrowings                            189,693                 -
    4  Payments for long-term borrowings                                           (144,933)                -
    5  Proceeds from issuance of bonds                                            1,564,564                 -
    6  Payments for redemption of bonds                                            (984,848)                -
    7  Purchase of treasury stock                                                  (454,611)                -
    8  Dividends paid                                                              (109,330)                -
    9  Other                                                                         (4,241)                -
-------------------------------------------------------------------------------------------------------------------
      Cash flows from financing activities                                           33,555                 -
-------------------------------------------------------------------------------------------------------------------
  4 Effect of exchange rate changes on cash and cash
      equivalents                                                                   (42,098)                -
-------------------------------------------------------------------------------------------------------------------
  5 Net decrease in cash and cash equivalents                                       (64,884)                -
-------------------------------------------------------------------------------------------------------------------
  6 Cash and cash equivalents at beginning of year                                1,688,126                 -
-------------------------------------------------------------------------------------------------------------------
  7 Cash and cash equivalents at end of year                                      1,623,241                 -
-------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                                                                                  FY2004
                                                                                            For the year ended
                                                                                              March 31, 2004
--------------------------------------------------------------------------------------------------------------------
                                    Item                                       Notes         Yen in millions
--------------------------------------------------------------------------------------------------------------------
  1 Cash flows from operating activities                                         4
    1  Net income                                                                                       1,162,098
    2  Adjustments to reconcile net income to net cash provided by operating activities
     (1) Depreciation                                                                                     969,904
     (2) Provision for doubtful accounts and credit losses                                                 83,138
     (3) Pension and severance costs, less payments                                                      (159,267)
     (4) Losses on disposal of fixed assets                                                                39,742
     (5) Unrealized losses on available-for-sale securities, net                                            3,063
     (6) Deferred income taxes                                                                            120,828
     (7) Minority interest in consolidated subsidiaries                                                    42,686
     (8) Equity in earnings of affiliated companies                                                      (120,295)
     (9) Changes in operating assets and liabilities, and other
         Decreases in accounts and notes receivable                                                         5,568
         Increase in inventories                                                                          (53,609)
         Increase in accounts payable                                                                     159,120
         Other                                                                                             30,047
--------------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                                                         2,283,023
--------------------------------------------------------------------------------------------------------------------
  2 Cash flows from investing activities
    1  Additions to finance receivables                                                                (8,126,880)
    2  Collection of finance receivables                                                                6,635,825
    3  Proceeds from sale of finance receivables                                                          243,128
    4  Additions to fixed assets excluding equipment leased to others                                    (945,803)
    5  Additions to equipment leased to others                                                           (542,738)
    6  Proceeds from sales of fixed assets
        excluding equipment leased to others                                                               73,925
    7  Proceeds from sales of equipment leased to others                                                  288,681
    8  Purchases of marketable securities and security investments                                     (1,336,467)
    9  Proceeds from sales of marketable securities and security investments                              183,808
    10 Proceeds upon maturity of marketable securities and security
       investments                                                                                      1,252,334
    11 Payment for additional investments in affiliated companies, net of
        cash acquired                                                                                     (20,656)
    12 Changes in investments and other assets, and other                                                 (17,941)
--------------------------------------------------------------------------------------------------------------------
      Net cash used in investing activities                                                            (2,312,784)
--------------------------------------------------------------------------------------------------------------------
  3 Cash flows from financing activities
    1  Purchase of common stock                                                                          (357,457)
    2  Proceeds from issuance of long-term debt                                                         1,636,570
    3  Payments of long-term debt                                                                      (1,253,045)
    4  Increase in short-term borrowings                                                                  353,833
    5  Dividends paid                                                                                    (137,678)
--------------------------------------------------------------------------------------------------------------------
      Net cash provided by financing activities                                                           242,223
--------------------------------------------------------------------------------------------------------------------
  4 Effect of exchange rate changes on cash and cash equivalents                                          (74,714)
--------------------------------------------------------------------------------------------------------------------
  5 Net increase in cash and cash equivalents                                                             137,748
--------------------------------------------------------------------------------------------------------------------
  6 Cash and cash equivalents at beginning of year                                                      1,592,028
--------------------------------------------------------------------------------------------------------------------
  7 Cash and cash equivalents at end of year                                                            1,729,776
--------------------------------------------------------------------------------------------------------------------

Significant Matters for Preparation of Consolidated Financial Statements

--------------------------------------------------------------------------------------------------------------------
                          FY2003                                                   FY2004
            For the year ended March 31, 2003                         For the year ended March 31, 2004
--------------------------------------------------------------------------------------------------------------------
1.  Scope of Consolidation
    Number of consolidated subsidiaries: 581
    (1) Number of consolidated subsidiaries in Japan: 355

        Tokyo Toyota Motor Co., Ltd.
        Tokyo Toyo-Pet Motor Sales Co., Ltd.
        Osaka Toyopet Co., Ltd.
        Toyota Tokyo Corolla Co., Ltd.
        Hino Motors, Ltd.
        Toyota Motor Kyushu, Inc.
        Daihatsu Motor Co., Ltd.
        Toyota Motor Hokkaido, Inc.
        Toyota Auto Body Co., Ltd.
        Kanto Auto Works, Ltd.
        Araco Corporation
        Toyota Financial Services Corporation
        Toyota Finance Corporation
        Others

   (2)  Number of overseas consolidated subsidiaries: 226                   -----------------------------

        Toyota Motor North America, Inc.
        Toyota Motor Europe n.v./s.v.
        Toyota Motor Sales, U.S.A., Inc.
        Toyota Motor Marketing Europe n.v./s.a.
        Toyota Deutschland G.m.b.H.
        Toyota France S.A.
        Toyota Motor Italia S.p.A.
        Toyota (GB) PLC
        Toyota Motor Manufacturing, North America, Inc.
        Toyota Motor Manufacturing, Kentucky, Inc.
        Toyota Motor Manufacturing, Indiana, Inc.
        Toyota Motor Manufacturing Canada Inc.
        Toyota Motor Engineering & Manufacturing Europe
          n.v./s.a.
        Toyota Motor Manufacturing (UK) Ltd.
        Toyota South Africa Motors (Pty) Ltd.
        Kuozui Motors Ltd.
        Toyota Motor Thailand Co., Ltd.
        Toyota Motor Corporation Australia Ltd.
        Toyota Motor Credit Corporation
        Toyota Credit Canada Inc.
        Toyota Kreditbank G.m.b.H.
        Toyota Motor Finance (Netherlands) B.V.
        Toyota Financial Services (UK) PLC
        Toyota Finance Australia Ltd.
        Others

--------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
                         FY2003                                                   FY2004
            For the year ended March 31, 2003                        For the year ended March 31, 2004
-------------------------------------------------------------------------------------------------------------------
     During this fiscal year, 41 companies, including
     Toyota Motor Europe n.v./s.v., newly became
     subsidiaries of Toyota Motor Corporation ("TMC")
     and were consolidated. Subsidiaries excluded from
     the scope of consolidation included (i) 6
     companies, including Toyota Kyoei Service Co.,
     Ltd., that ceased to be subsidiaries of TMC due to
     decreases in shareholding ratios resulting from
     sales of their respective voting shares or other
     reasons; (ii) 12 companies, including Toyota Media
     Station Inc., that were liquidated; and (iii) 6
     companies, including Toyota Modellista Fukuoka
     Corporation, that were merged into other
     consolidated subsidiaries.

2.   Application of Equity Method
    (1) Number of affiliates accounted for
        under the equity method: 51

     (a) Number of domestic affiliates accounted for under the equity method: 34

         Toyota Industries Corporation
         Aichi Steel Corporation
         Toyoda Machine Works, Ltd.
         Toyota Tsusho Corporation
         Aisin Seiki Co., Ltd.
         Denso Corporation
         Toyoda Gosei Co., Ltd.                                                      ---------------
         Aisin AW Co., Ltd.
         Aioi Insurance Co., Ltd.
         Others

     (b) Number of overseas affiliates accounted for under the equity method: 17

         New United Motor Manufacturing, Inc.
         Toyota Canada Inc.
         Others

       From this fiscal year, 6 affiliates, including
       Tianjin Toyota Motor Co., Ltd. were accounted for under the equity method in consideration of their materiality. In addition, 4 companies previously accounted as equity method affiliates, including
       Toyota Woodyou Home Corporation and Toyota Espana
       S.L., have newly become subsidiaries of TMC and have consequently been consolidated. Jeco Co., Ltd. was no longer accounted for under the equity method in consideration of its materiality, resulting from the sale of its shares.

   (2) Number of unconsolidated subsidiaries and affiliates not accounted for under the equity method

       Affiliates: 182, including Aisin Takaoka Co.,
       Ltd.



   (3) Affiliates not accounted for under the equity method are all insignificant in terms of their net income (loss), legal reserve and retained earnings, and impact on the consolidated financial statements is immaterial.

-------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                          FY2003                                                   FY2004
            For the year ended March 31, 2003                         For the year ended March 31, 2004
--------------------------------------------------------------------------------------------------------------------
3. Fiscal Year Ends of Consolidated Subsidiaries
   (1) The fiscal year ends of the following
       consolidated subsidiaries differ from that of
       TMC, which is March 31.

       A total of 39 subsidiaries whose fiscal year ends on December 31 includes:

         OOO Toyota Motor
         Tianjin Toyota Forging Co., Ltd.
         Tianjin Fengjin Auto Parts Co., Ltd.
         Toyota Motor (China) Investment Co., Ltd.
         Toyota Motor Technical Center (China) Co., Ltd.
         Toyota Motorsport GmbH

       In addition, the following subsidiaries' fiscal years end on the date specified in parentheses:

         Fahren Miyagi Co., Ltd. (April 30)
         Itagaki Syouji Co., Ltd. (June 30)
         Itagaki Kousan Co., Ltd. (September 30)

   (2) Of the above subsidiaries, Fahren Miyagi Co.,
       Ltd (whose fiscal year ends on April 30), Itagaki
       Syouji Co., Ltd (whose fiscal year ends on June
       30), Itagaki Kousan Co., Ltd (whose fiscal year
       ends on September 30) and 10 other subsidiaries
       whose fiscal years end on December 31, including
       Banco Toyota do Brasil S.A., were consolidated
       based on the amounts for a year ended March 31
       prepared for the purpose of consolidation. In
       addition, 29 subsidiaries, including OOO Toyota
       Motor, were consolidated based on their
       respective financial statements.                                       ---------------------


4.  Significant Accounting Policies
    (1)  Valuation of assets

         (a) Securities

             Securities with fair value

               Principally stated at fair value based on market prices at end of fiscal year.
               (Unrealized holding gains and losses are accounted for as a component of shareholders' equity; cost of sales is determined using the moving average method.)

             Securities not practicable to fair value

               Principally stated at cost using the moving average method.

         (b) Derivatives

             Principally stated at fair value.

         (c) Money trusts for trading purposes

               Stated at fair value.

         (d) Inventories

             TMC and domestic consolidated subsidiaries

               Principally stated at cost, as determined using the periodic average method or the specific identification method.

             Overseas consolidated subsidiaries

               Principally stated at the lower of cost or
               market value based on the specific
               identification method, first-in-first-out
               method or last-in-first-out method.
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                          FY2003                                                   FY2004
            For the year ended March 31, 2003                         For the year ended March 31, 2004
--------------------------------------------------------------------------------------------------------------------
    (2) Depreciation and amortization

        (a)  Depreciation of property, plant and equipment

             TMC and domestic consolidated subsidiaries:

               Principally computed using the declining balance method. The determination of useful life and residual value is based on the same standards as in the Corporation Tax Laws of Japan.

               Buildings and structures, machinery and
               equipment, vehicles and delivery equipment and other property, plant and equipment of TMC is depreciated to their actual residual value after they have been depreciated to their depreciable limit under the Corporation
               Tax Laws of Japan.

             Overseas consolidated subsidiaries:

               Principally computed using the straight-line method.

        (b)  Amortization of intangible fixed assets

             Software for internal use is amortized over its estimated useful life of 5 years using the straight-line method.

    (3) Accounting of deferred assets

             Organization expenses, business commencement expenses, share issuance expenses, bond issuance expenses and bond discounts are expensed when the payment is made.


    (4) Significant allowances                                                    ------------------

        (a)  Allowance for doubtful accounts

             TMC:

             To prepare for losses from uncollectible receivables, allowance for doubtful accounts is provided in an amount equivalent to the maximum limit deductible for tax purposes which is determined by the Corporation Tax
             Laws or an amount determined by considering the collectibility of receivable.


           Consolidated subsidiaries:

             Principally computed based on the maximum limit deductible for tax purposes which is determined by the Corporation Tax Laws or the historical loss experience.


        (b)  Allowance for product warranties

             To prepare for expenses related to after-sale services, allowance for product warranty is provided based on the terms of the warranties and historical experience.



        (c)  Allowance for employee bonuses

             To provide for employee bonuses, some of the consolidated subsidiaries accrue part of the estimated bonus payments for the following fiscal year which are attributed to the current fiscal year.


        (d)  Allowance for retirement benefits

             Principally to provide for the retirement benefits for employees, including those already retired, allowance for retirement benefits obligations deemed to have been incurred during the current fiscal year is stated based on estimated retirement benefit obligations and estimated pension assets at the end of the fiscal year.


--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                          FY2003                                                   FY2004
            For the year ended March 31, 2003                         For the year ended March 31, 2004
--------------------------------------------------------------------------------------------------------------------
    (5) Accounting for Lease Transactions

             Finance lease transactions other than those which are deemed to transfer the ownership of the leased assets to lessees are accounted for by a method similar to that used for ordinary operating lease transactions.


    (6) Accounting for Hedges

             Gains or losses arising from changes in fair value of the derivatives designed as "hedging instruments" are deferred as assets or liabilities, or those derivatives are used for valuating hedged assets or liabilities.

             TMC and its consolidated subsidiaries enter into the following hedge transactions: (i) foreign exchange forward contracts and foreign currency options, primarily to hedge against exchange rate fluctuation risks related to accounts receivable denominated in foreign currencies, primarily the U.S.
             dollar; (ii) interest rate options, primarily to hedge against interest rate fluctuation risks related to floating-rate liabilities;
             and (iii) interest rate currency swaps and interest rate swaps, primarily to hedge against currency and interest rate fluctuation risks related to the principal and interest of bond portfolios denominated in foreign currencies and straight bonds issued in foreign currencies.

             The assessment of hedge effectiveness is
             conducted by comparing the accumulated
             fluctuation in fair value or cash flow of the
             hedged item and the hedge instrument in the
             period between the start date of the hedge
             transaction and the day of assessment.                              --------------------

             TMC believes that its exposure to credit risk is immaterial as the counterparties of the transactions entered into by TMC and its subsidiaries are diversified among financial institutions with strong credit profiles.
             The execution and management of hedge
             transactions are conducted by the financial department of each company upon obtaining approval from directors overseeing the accounting and financial operations. The status of these transactions is periodically reported to these overseeing directors.

    (7) Accounting of consumption taxes

             Consumption tax is computed using the
             net-of-tax method.

5. The valuation of assets and liabilities of consolidated subsidiaries
    Assets and liabilities of consolidated
    subsidiaries are revalued at their fair value not recognizing minority interest as of the date of acquisition.

6.  Amortization of goodwill
    Goodwill is principally amortized over 5 years using the straight-line method. If the amount of goodwill is immaterial, however, it is expensed as incurred.

    Goodwill recorded in this fiscal year was expensed
    as incurred due to its immateriality.
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                          FY2003                                                   FY2004
            For the year ended March 31, 2003                         For the year ended March 31, 2004
--------------------------------------------------------------------------------------------------------------------
7.  Appropriation of retained earnings
    Consolidated  Statements  of Retained  Earnings  and
    Capital   Surplus   are   prepared   based   on  the
    appropriation of retained  earnings  approved during
    this fiscal year.

8.  Definition of funds on consolidated  statements                                -----------------
    of cash flows
    Cash and cash equivalents on the consolidated
    statements of cash flows include cash on hand,
    immediately accessible bank deposits, and
    short-term investments with original maturities of
    3 months or less, that are readily convertible
    into cash and that bear insignificant risk of
    changes in value.
--------------------------------------------------------------------------------------------------------------------


    Changes in Accounting Policy

--------------------------------------------------------------------------------------------------------------------
                          FY2003                                                   FY2004
            For the year ended March 31, 2003                         For the year ended March 31, 2004
--------------------------------------------------------------------------------------------------------------------

1. Accounting Standards for Treasury Stock and the Withdrawal of Legal Reserve

    In conjunction with the implementation of "Accounting Standards for Treasury Stock and the
    Withdrawal of Legal Reserve" (Financial Accounting
    Standards No. 1) effective from April 1, 2002, TMC and its domestic subsidiaries have adopted this statement for this fiscal year. The adoption of the new standard had no material impact on the results for this fiscal year.

    In connection with the amendment of the
    Regulations Regarding Consolidated Financial
    Statements, shareholders' equity in the
    consolidated balance sheet and consolidated                                ----------------------
    statements of retained earnings and capital
    surplus for this fiscal year have been prepared in
    accordance with the amended regulations

2.  Earnings per share

    In conjunction with the implementation of "Accounting Standard for Earnings Per Share"
    (Financial Accounting Standards No. 2) and
    "Implementation Guidance of Accounting Standard for Earnings Per Share" (Implementation Guidance of Financial Accounting Standards No. 4) for the year beginning on and after April 1, 2002, TMC has adopted these statements for this fiscal year.
    The impact due to the adoption of these new standards is described in (Per share data).

--------------------------------------------------------------------------------------------------------------------

      Changes in Presentation

--------------------------------------------------------------------------------------------------------------------
                          FY2003                                                   FY2004
            For the year ended March 31, 2003                         For the year ended March 31, 2004
--------------------------------------------------------------------------------------------------------------------

"Commercial papers" is presented as a separate line
item in the consolidated balance sheet because it exceeded 5% of the total amount of liabilities, minority interests in consolidated subsidiaries and shareholders' equity as of March 31, 2003.

The line item "Other current liabilities" under
"Current liabilities" in the consolidated balance
sheet of the previous year included commercial papers                           ------------------
in the amount of 952,553 million yen.


--------------------------------------------------------------------------------------------------------------------

     Additional Information

--------------------------------------------------------------------------------------------------------------------

                          FY2003                                                   FY2004
            For the year ended March 31, 2003                         For the year ended March 31, 2004

--------------------------------------------------------------------------------------------------------------------

  In conjunction with enforcement of the Defined
  Benefit Enterprise Pension Plan Law, TMC, some of its domestic consolidated subsidiaries and domestic affiliates accounted for under the equity method received approval from the Minister of Health, Labor and Welfare, for exemption from the obligation for benefits related to future employee service under the substitutional portion. (TMC received the approval on April 1, 2002)

  TMC and these subsidiaries and affiliates applied the
  transitional provision stipulated in paragraph 47-2
  of the "Practical Guidelines of Accounting for
  Retirement Benefits (Interim Report)" (Accounting
  Committee Report No. 13 issued by the Japanese
  Institute of Certified Public Accountants), and
  recognized an extinguishment of retirement benefit
  obligation related to the substitutional portion as
  of the date of the approval.                                                   --------------------

  As a result, 32,341 million yen was recognized as "Equity in earnings of affiliates" under "Non-operating income", and 235,314 million yen was recognized as "Gains on return of substitutional portion of employees' pension fund plans" under "Extraordinary gains" in this fiscal year.

  Perspective amount to be returned is 474,400 million yen as of March 31, 2003.

--------------------------------------------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

     (Consolidated Balance Sheets)

--------------------------------------------------------------------------------------------------------------------
                          FY2003                                                   FY2004
                      March 31, 2003                                           March 31, 2004
--------------------------------------------------------------------------------------------------------------------
1.

    *1 Accumulated depreciation of property, plant and equipment

                                    7,931,514 million yen


    *2 Vehicles and delivery equipment include assets under lease contracts (Toyota as lessor) in the amounts of 1,134,883 million yen.

    *3  Assets related to affiliates

        (Assets)

                                                          Yen in millions
                                                        -----------------


        Investments in securities (Stock)                   1,028,941

        Investments in securities(Bonds)                          200

        Investments in securities (Convertible bonds)          48,990

                                                                                   -----------------


    *4  Number of outstanding shares of TMC is
        3,609,997,492 shares (common share).

    *5 Number of treasury stock held by TMC, its consolidated subsidiaries, and affiliates accounted for under the equity method is 259,094,384 shares (common stock).

    *6 Fair value of securities held as collateral of repurchase agreement transactions, which TMC and its consolidated subsidiaries have the right to dispose of, are 24,999 million yen.


2.  Assets pledged as collateral and secured liabilities

    (1) Assets pledged as collateral


                                                          Yen in millions
                                                          ---------------

        Notes receivable                                      38,134

        Installment credit from dealers                       66,013

        Buildings and structures                              58,691

        Machinery and equipment                               12,190

        Land                                                  98,248

        Other                                                 27,445
                                                          ---------------
             Total                                           300,723

    (2) Secured liabilities


                                                          Yen in millions
                                                          ---------------
        Short-term borrowings                                143,266

        Long-term borrowings                                  56,769

        Bonds                                                 66,013
                                                          ---------------
             Total                                           266,048


--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                          FY2003                                                   FY2004
                      March 31, 2003                                           March 31, 2004
--------------------------------------------------------------------------------------------------------------------

3.  Liabilities for guarantees

                                                          Yen in millions
                                                          ---------------
    Debt guarantees related to the operation
    of consolidated finance subsidiaries                      841,871

    Other liabilities for guarantees                           35,619

    Other acts similar to guarantees                               13
                                                          ---------------
             Total                                            877,504


4.  Notes receivable


                                                          Yen in millions     ----------------------
                                                          ---------------
    Discounted                                                 17,343

    Endorsed                                                       11


5. Unfunded loans under overdraft contracts and loan commitments

    Unfunded loans provided by consolidated finance subsidiaries under overdraft contracts and loan commitments

                                                          1,306,483 million yen

    The above funds are not necessarily fully executed, as some of the overdraft contracts and loan commitments referred above are contingent upon a satisfactory review of the creditworthiness of the customer.


--------------------------------------------------------------------------------------------------------------------

     (Consolidated Statements of Income)

--------------------------------------------------------------------------------------------------------------------
                          FY2003                                                   FY2004
            For the year ended March 31, 2003                         For the year ended March 31, 2004
--------------------------------------------------------------------------------------------------------------------
  * Research and development related expenses included
    in general and administrative expenses and                                  ----------------
    manufacturing costs are 671,608 million yen.

--------------------------------------------------------------------------------------------------------------------

     (Consolidated Statements of Cash Flows)


--------------------------------------------------------------------------------------------------------------------
                          FY2003                                                   FY2004
            For the year ended March 31, 2003                         For the year ended March 31, 2004
--------------------------------------------------------------------------------------------------------------------
1.  Reconciliation between cash and cash
    equivalents and accounts presented in the
    consolidated balance sheets
                                                 (March 31, 2003)

                                                 Yen in millions
                                                ------------------

    Cash and deposits                                 620,870

    Marketable securities                           1,661,978
                                                ------------------
             Total                                  2,282,848


    Time deposits and securities with
    maturities over 3 months                         (659,606)
                                                ------------------               ------------------
Cash and cash equivalents                           1,623,241

2.  Significant non-cash transactions

    During FY2003, no non-cash transaction that will have a material impact on cash flows in subsequent fiscal years has occurred.

--------------------------------------------------------------------------------------------------------------------

(Lease)

--------------------------------------------------------------------------------------------------------------------

                          FY2003                                                   FY2004
            For the year ended March 31, 2003                         For the year ended March 31, 2004
--------------------------------------------------------------------------------------------------------------------
1.  Finance lease transactions not involving a transfer of
    ownership of leased property to the lessee

    (1) As lessee

        (a)  Amounts equivalent to acquisition cost,
             accumulated depreciation and book value
             leased property

                          Acquisition        Accumulated          Book value
                             cost           depreciation           (Yen in
                           (Yen in              (Yen in             millions)
                            millions)           millions)
-------------------------------------------------------------------------------
Machinery and
equipment                    31,726              8,468                23,257

Vehicles and
delivery equipment            7,232              2,637                 4,595

Other                        39,141             18,287                20,854
-------------------------------------------------------------------------------
        Total                78,100             29,392                48,707
-------------------------------------------------------------------------------
    (b) The amounts equivalent to the outstanding future lease payments

                                                       Yen in millions
                                                      -----------------
        Due within one year                                  8,366

        Due after one year                                  49,405
                                                      -----------------
             Total                                          57,772               --------------------



    (c) Lease payments, the amounts equivalent to
        depreciation and interest expenses
                                                       Yen in millions
                                                      -----------------
             Lease payments                                 10,887

             Depreciation expenses                           9,830

             Interest expenses                               2,987


    (d) Calculation method of the amount equivalent to depreciation expenses

        The amount equivalent to depreciation expenses is calculated based on the straight-line method with no residual value over the lease term


    (e) Calculation method of the amount equivalent to interest expenses

        The amount equivalent to interest expenses is
        calculated as the difference between the total
        lease payment and the amount equivalent to
        acquisition cost of the leased property.  The
        allocation of the amount equivalent to interest
        expenses to each period is based on the interest
        method.
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                          FY2003                                                   FY2004
            For the year ended March 31, 2003                         For the year ended March 31, 2004
--------------------------------------------------------------------------------------------------------------------
(2)        As lessor

    (a) Acquisition cost, accumulated depreciation and book value of leased property included in property, plant and equipment


                          Acquisition        Accumulated          Book value
                             cost            depreciation           (Yen in
                           (Yen in             (Yen in             millions)
                            millions)         millions)
-------------------------------------------------------------------------------
Machinery and
equipment                    20,530              7,212                13,317

Vehicles and delivery
delivery equipment           53,045             29,160                 23,884

Other                        44,100             20,077                 24,022
-------------------------------------------------------------------------------
        Total               117,676             56,451                 61,224
-------------------------------------------------------------------------------

    (b) The amount equivalent to the outstanding future lease income

                                                             Yen in millions
                                                           -------------------
        Due within one year                                      24,119
        Due after one year                                       43,571
                                                           -------------------
        Total                                                    67,691

    (c) Lease income, depreciation expenses and the amount                        ----------------------
        equivalent to interest income

                                                             Yen in millions
                                                           -------------------
             Lease income                                        28,384

             Depreciation expenses                               19,851

             Interest income                                      2,806

    (d) Calculation method of the amount equivalent to interest income

        The amount equivalent to interest income is calculated as the difference between the total lease income and estimated residual value, and the acquisition cost of the leased property.
        The allocation of the amount equivalent to interest income to each period is based on the interest method.

2.  Operating lease transactions

    (1) As lessee

        Outstanding future lease payments


                                                             Yen in millions
                                                           -------------------

             Due within one year                                 9,740

             Due after one year                                 30,721
             -----------------------------------------------------------------
             Total                                              40,461


    (2) As lessor

        Outstanding future lease income
                                                             Yen in millions
                                                           -------------------
             Due within one year                                281,033

             Due after one year                                 352,155
             -----------------------------------------------------------------
             Total                                              633,189
--------------------------------------------------------------------------------------------------------------------

(Securities)

    (FY2003) (March 31, 2003)

                              Marketable Securities

1.  Marketable securities held for trading purposes
                                                              (Yen in millions)
        Carrying amount on consolidated balance sheets                 -

        Gains/losses recognized in consolidated statement              -
         of income

2.  Bonds with fair values that are classified as held to maturity securities

--------------------------------------------------------------------------------
     Category                                  March 31, 2003

                           -----------------------------------------------------
                           Carrying amount on
                             consolidated
                               balance
                                sheets           Fair value        Difference
                           (Yen in millions) (Yen in millions) (Yen in millions)
--------------------------------------------------------------------------------
Securities with fair values
 exceeding carrying amounts
  Government bonds, municipal       -              -                  -
  bonds and others
  Corporate bonds                   -              -                  -
  Others                            -              -                  -
                               -------------------------------------------------
  Subtotal                          -              -                  -
--------------------------------------------------------------------------------
Securities with carrying amounts
 exceeding fair values
  Government bonds, municipal       -              -                  -
  bonds and others
  Corporate bonds                   -              -                  -
  Others                            -              -                  -

                               -------------------------------------------------
  Subtotal                          -              -                  -
--------------------------------------------------------------------------------
                Total               -              -                  -
--------------------------------------------------------------------------------

3.  Other securities with fair values

--------------------------------------------------------------------------------------------------------------------
               Category                                              March 31, 2003
                                      ------------------------------------------------------------------------------
                                                                   Carrying amount on
                                                                  consolidated balance
                                           Acquisition cost             sheets                  Difference
                                          (Yen in millions)        (Yen in millions)         (Yen in millions)
--------------------------------------------------------------------------------------------------------------------
  Securities with carrying amounts
   exceeding acquisition costs

    Equity securities                                 291,823                   415,736                   123,913
    Bonds
      Government bonds, municipal
       bonds and others                               568,847                   581,500                    12,653
      Corporate bonds                                 300,047                   313,203                    13,156
      Others                                                -                         -                         -
    Others                                              1,876                     2,217                       341
                                      ------------------------------------------------------------------------------
    Subtotal                                        1,162,595                 1,312,657                   150,062
--------------------------------------------------------------------------------------------------------------------
  Securities with acquisition costs
   exceeding carrying amounts
    Equity securities                                  75,360                    71,586                    (3,774)
    Bonds
      Government bonds, municipal
       bonds and others                               939,411                   938,476                      (935)
      Corporate bonds                                 385,425                   383,885                    (1,540)
      Others                                                -                         -                         -
    Others                                            261,021                   260,929                       (92)
                                      ------------------------------------------------------------------------------
    Subtotal                                        1,661,219                 1,654,877                    (6,342)
--------------------------------------------------------------------------------------------------------------------
                Total                               2,823,815                 2,967,534                   143,719
--------------------------------------------------------------------------------------------------------------------


   Note: Impairment loss recognized for this fiscal year was 52,027 million yen.

4.  Held to maturity bond securities sold during this fiscal year
    (For the year ended March 31,2003)

--------------------------------------------------------------------------------------------------------------------
               Category               Carrying amount of    Selling price        Gain/loss       Reason for sale
                                        sold securities   (Yen in millions)  (Yen in millions)
                                       (Yen in millions)
--------------------------------------------------------------------------------------------------------------------
  Bonds
    Government bonds, municipal                       -                  -                  -                    -
     bonds and others
    Corporate bonds                                   -                  -                  -                    -
    Others                                            -                  -                  -                    -
--------------------------------------------------------------------------------------------------------------------
                Total                                 -                  -                  -                    -
--------------------------------------------------------------------------------------------------------------------

5.  Other securities sold during this fiscal year
    (For the year ended March 31,2003)

--------------------------------------------------------------------------------------------------------------------
             Selling price                  Gross amount of gain on sale          Gross amount of loss on sale
           (Yen in millions)                     (Yen in millions)                     (Yen in millions)
--------------------------------------------------------------------------------------------------------------------
                 185,753                                 7,580                                   103
--------------------------------------------------------------------------------------------------------------------



6. Description and carrying amount of securities not practicable to determining fair value

    (1) Bonds classified as held to maturity securities

                                                              (Yen in millions)
        Government bonds, municipal bonds and others                     -

        Corporate bonds                                                  -

        Others                                                           -

    (2) Other securities
                                                               (Yen in millions)

        Unlisted equity securities                                  55,676

        Unlisted bonds

        Government bonds, municipal bonds and others                     -

        Corporate bonds                                              5,787

        Others                                                           -

        Other unlisted securities                                  237,802

7. Maturity schedule of bonds securities classified as other securities and held to maturity securities

--------------------------------------------------------------------------------------------------------------------
               Category                                              March 31, 2003
                                      ------------------------------------------------------------------------------
                                         Within 1 year    From 1 to 5 years From 5 to 10 years    Over 10 years
                                       (Yen in millions)  (Yen in millions)  (Yen in millions)  (Yen in millions)
--------------------------------------------------------------------------------------------------------------------
  Bonds
     Government bonds, municipal
       bonds and others                         874,332            598,046              2,120              45,993
     Corporate bonds                            336,473            349,733             15,440                   -
     Others                                           -                  -                  -                   -
  Others                                        398,545                244              3,069                   -
--------------------------------------------------------------------------------------------------------------------
                Total                         1,609,350            948,025             20,631              45,993
--------------------------------------------------------------------------------------------------------------------

    (Derivative transaction)

1.  Condition of transactions

                        FY2003                                                      FY2004
           For the year ended March 31, 2003                           For the year ended March 31, 2004
--------------------------------------------------------    --------------------------------------------------------
 TMC and its consolidated subsidiaries employ
 derivative financial instruments, including foreign
 exchange forward contracts, foreign currency
 options, interest rate options, interest rate
 currency swap agreements and interest rate swaps to
 manage financial risks.

 TMC and its consolidated subsidiaries enter into the
 following hedge transactions: (i) foreign exchange
 forward contracts and foreign currency options,
 primarily to hedge against exchange rate fluctuation
 risks related to accounts receivable denominated in
 foreign currencies, primarily the U.S. dollar; (ii)
 interest rate options, primarily to hedge against
 interest rate fluctuation risks related to
 floating-rate liabilities; and (iii) interest rate                               -------------------
 currency swaps and interest rate swaps, primarily to
 hedge against currency and interest rate fluctuation
 risks related to the principal and interest of bond
 portfolios denominated in foreign currencies and
 bonds issued in foreign currencies.

 TMC believes that its exposure to credit risk is immaterial as the counterparties of the transactions entered into by TMC and its subsidiaries are diversified among financial institutions with strong credit profiles.

 TMC has established operational policy for derivative transactions, and obtained approval from directors overseeing the accounting and financial operations. The execution and management of hedge transactions are mainly conducted by the financial department of each company. The status of these transactions is periodically reported to these overseeing directors.

2.  Fair value of derivative transactions

              The contract amount, fair value and unrealized gains
                      (losses) of derivative transactions

    (1) Currency related transactions

------------------------------------------------------------------------------------------------------------------------
                                                    FY2003                                  FY2004
                                                March 31, 2003                          March 31, 2004
                                   -------------------------------------------------------------------------------------
    Item     Type of transaction    Contract  Over 1              Unrealized  Contract    Over 1                Unrealized
                                     amount    year    Fair value   gains/     amount      year    Fair value     gains/
                                    Yen in   (Yen in    Yen in      losses    (Yen in    Yen in     (Yen in       Losses
                                  (millions) millions)(millions)   (Yen in   millions)  (millions)  millions)    (Yen in
                                                                   millions)                                     millions)
-------------------------------------------------------------------------------------------------------------------------
             Foreign exchange
             forward contracts

             Selling

                  Other             19,928        -      (280)      (280)        -          -           -           -

                Buying

Transactions    U.S. dollar         12,033        -       (47)       (47)        -          -           -           -
other than
market
transactions    Other                2,180        -        10         10         -          -           -           -
            ---------------------------------------------------------------------------------------------------------------
             Swap transactions

                Receive U.S.
                  dollar and pay
                  Japanese yen       2,999     2,999       10         10         -          -           -           -

                Receive U.S.
                  dollar and pay
                  Euro               4,646         -      324        324         -          -           -           -

                Other              137,811    72,900    3,197      3,197         -          -           -           -
--------------------------------------------------------------------------------------------------------------------------
               Total                     -         -        -      3,214         -          -          -            -
--------------------------------------------------------------------------------------------------------------------------



                        FY2003                                                      FY2004
                    March 31, 2003                                              March 31, 2004
--------------------------------------------------------    --------------------------------------------------------
(Notes)

   1. Derivative transactions to which the hedge accounting is applied are not included in the above.

  2.    Derivative transactions allocated to
        receivables or payables denominated in foreign
        currencies in accordance with the "Accounting                        ------------------
        Standard for Foreign Currency Transaction,
        etc." are not included in the above.

  3. The fair values of foreign exchange forward contracts and swap transactions are calculated by the discounted cash flow method.

    (2) Interest rate related transactions



------------------------------------------------------------------------------------------------------------------------
                                                    FY2003                                  FY2004
                                                March 31, 2003                          March 31, 2004
                                   -------------------------------------------------------------------------------------
    Item     Type of transaction    Contract    Over 1              Unrealized   Contract   Over 1               Unrealized
                                     amount      year   Fair value    gains/      amount     year    Fair value    gains/
                                    Yen in     (Yen in    Yen in      losses      (Yen in   Yen in    (Yen in      Losses
                                  (millions)   millions)(millions)   (Yen in     millions) (millions) millions)   (Yen in
                                                                     millions)                                    millions)
-------------------------------------------------------------------------------------------------------------------------
               Options

                Cap purchased    1,093,820    673,120    4,022     4,022        -         -             -            -
             ------------------------------------------------------------------------------------------------------------
Transactions   Swap transactions
other than
market          Receive fixed,
transaction     pay floating       673,027    429,280    9,332     9,332        -         -             -            -

                Receive
                floating, pay
                fixed            1,729,098  1,210,595  (40,578)  (40,578)       -         -             -            -

                Receive
                floating, pay
                 floating          342,930    296,052      150       150        -         -             -            -
-------------------------------------------------------------------------------------------------------------------------
             Total                       -          -        -   (27,073)       -         -             -            -
-------------------------------------------------------------------------------------------------------------------------


                        FY2003                                                      FY2004

                    March 31, 2003                                              March 31, 2004
--------------------------------------------------------    -------------------------------------------------------------
(Notes)

  1.    Derivative transactions to which the hedge
        accounting is applied are not included in the
        above.                                                                --------------------

  2. The fair values of option transactions and swap transactions are calculated by the discounted cash flow method.

(Retirement Benefit Plans)

-------------------------------------------------------------------------------
                                     FY2003
                                 March 31, 2003
-------------------------------------------------------------------------------

1    Outline of retirement benefit plans

     TMC and domestic consolidated subsidiaries have employee pension funds, qualified pension plans or retirement lump sum plans as defined benefit pension plans. Some foreign consolidated subsidiaries also have defined benefit pension plans. TMC and certain domestic consolidated subsidiaries have employee retirement trusts.

     TMC and consolidated subsidiaries have a total of 254 retirement lump sum plans, 56 employee pension funds, and 148 qualified pension plans as of March 31, 2003 (excluding those which are referred to as joint trust or union plan and those which overlap with the joint trust contracts or union contracts).

     In conjunction with the enforcement of the Defined Benefit Enterprise Pension Law, TMC and some domestic consolidated subsidiaries received approval from the Minister of Health, Labor and Welfare for exemption from the obligation for benefits related to future employee service under the substitutional portion. (TMC received the approval on April 1, 2002)

     TMC changed part of lump sum plan to defined contribution pension plan in July, 2002.

2    Retirement benefit obligation

                                                      Yen in millions
                                                     -----------------
    (1) Benefit obligation                              (1,702,469)
    (2) Plan assets *                                      637,638
    ------------------------------------------------------------------
    (3) Funded status ((1)+(2))                         (1,064,831)
    (4) Unrecognized actuarial loss                        535,736
    (5) Unrecognized prior service cost
          (reduction of liabilities)                        (3,974)
    ------------------------------------------------------------------
    (6) Net amounts included in the consolidated
          balance sheets ((3)+(4)+(5))                    (533,069)
    (7) Prepayment for retirement benefits                 106,639
    ------------------------------------------------------------------
    (8) Allowance for retirement benefits ((6)-(7))       (639,708)
    ------------------------------------------------------------------

(Notes)

     1 Substitutional portion of employees' pension fund plans is included in the figures above. With respect to the return of the substitutional portion of employees' pension fund plans, TMC and some domestic subsidiaries applied the transitional provision stipulated in paragraph 47-2 of the "Practical Guidelines of Accounting for Retirement Benefits (Interim Report)" (Accounting Committee Report No. 13 issued by the Japanese Institute of Certified Public Accountants), and recognized an extinguishment of retirement benefit obligation and plan assets to be returned to the government as of the date of receiving approval from the Minister of Health, Labor and Welfare for exemption from the obligation for benefits related to future employee service under the substitutional portion. Perspective amount to be returned is 474,400 million yen as of March 31, 2003.

     2 *The plan assets of 66,645 million yen allocated by proportion of contributed amount to multiemployer pension plans, where the amount of plan assets cannot be reasonably identified, are not included.

     3 Some consolidated subsidiaries apply a simplified method in calculating their retirement benefit obligation.

-------------------------------------------------------------------------------
                                     FY2003
                                 March 31, 2003
-------------------------------------------------------------------------------


     4 The impact of partial transition from lump sum pension plan to the defined contribution pension plan is as follows:

                                                  Yen in millions
                                                  ---------------
    Decrease in retirement benefit obligation          47,207
    Unrecognized actuarial loss                        (3,063)
    -------------------------------------------------------------
    Decrease in allowance for retirement benefit       44,144


    The assets to be transferred to the defined contribution pension plan amounts 36,807 million which is expected to be transferred over 4 years. The amount of 27,471 million yen not yet transferred as of March 31, 2003 was included in other accounts payable ("Accrued expenses and other accounts payable" in current liabilities and "Other" in long-term liabilities).

3   Retirement benefit cost

                                                  Yen in millions
                                                  ---------------
    (1)  Service cost *1, *2                            73,538
    (2)  Interest cost                                  41,052
    (3)  Expected return on plan assets                (19,022)
    (4)  Amortization of net actuarial loss             25,113
    (5)  Amortization of prior service cost             (2,170)
    (6)  Employer contribution to the
           multiemployer pension plans                   3,925
    -------------------------------------------------------------
    (7)  Retirement benefit cost
           ((1)+(2)+(3)+(4)+(5)+(6))                   122,436
    -------------------------------------------------------------
    (8)  Gain on return of the substitutional
           portion of employee pension fund           (235,314)
    (9)  Gain on transition to defined contribution
           pension plan                                 (7,336)
    (10) Employer contribution to defined contribution
           pension plan                                  2,916
    -------------------------------------------------------------
                   Total                              (117,298)
    -------------------------------------------------------------

    (Notes)

     1 Plan participants' contribution to the employee pension fund is not included.

     2 Retirement benefit cost of consolidated subsidiaries applying simplified calculation method is included in "(1) Service cost".

4   Assumption

(1)  Attribution method of retirement benefit     Mainly benefit magnification method

(2)  Discount rate                                1.5% - 11.5% (TMC 2.0%, domestic consolidated subsidiaries 1.5% - 3.5%)

(3)  Expected return on plan assets               1.3% - 10.5% (TMC 2.5%, domestic consolidated subsidiaries 1.3% - 4.5%)

(4)  Amortization period for unrecognized         1 year - 20 years (mainly based on straight line method over the average
      prior service cost                          remaining service period of employees)

(5)  Amortization period for unrecognized         2 years - 22 years (mainly based on straight line method over the average
      actuarial loss                              remaining service period of employees, will be expensed starting from the next fiscal year)

     (Deferred tax)

--------------------------------------------------------------------------------------------------------------------
                          FY2003                                                   FY2004
                      March 31, 2003                                           March 31, 2004
--------------------------------------------------------------------------------------------------------------------

 1. Significant components of deferred tax assets and liabilities
    Deferred tax assets


                                        Yen in millions
                                       -------------------
      Allowance for retirement
       benefits                                 195,177
      Accrued expenses                          121,595
      Property, plant and equipment             101,075
      Allowance for product warranty             86,753
      Intangible assets                          47,614
      Inventory adjustment                       47,558
      Allowance for doubtful accounts            40,639
      Operating loss carryforwards
         for tax purposes                       158,080
      Other                                     237,966
      -------------------------------- -------------------
      Gross deferred tax assets               1,036,457
      Less - valuation allowance               (112,791)
      -------------------------------- -------------------
      Total deferred tax assets                 923,666


    Deferred tax liabilities
      Property, plant and equipment            (381,422)
      Unrealized gains on other
       securities                               (54,489)
      Other                                     (40,493)
      -------------------------------- -------------------
      Gross deferred tax liabilities           (476,404)
      -------------------------------- -------------------
      Net deferred tax asset                    447,262                          -------------------
      -------------------------------- -------------------

      (Note) Net deferred tax asset is included in the consolidated balance sheets as follows:

                                          Yen in millions
                                         -----------------
    Current assets - Deferred income
       taxes                                    413,039
    Fixed assets - Deferred income taxes        446,123
    Current liabilities - Deferred
       income taxes                              (1,570)
    Long-term liabilities - Deferred
       income taxes                            (410,330)


 2. Reconciliation of the differences between the effective income tax rate and the statutory tax rate

      The reconciliation is omitted because the differences between the effective income tax rate and the statutory tax rate is less than 5 percent of the effective income tax rate.

 3. In conjunction with the promulgation of "The law
    that amends part of local tax regulations that
    stipulate change of enterprise tax rate" (No.9, 2003
    Law) on March 31, 2003, the effective income tax
    rate that is used for the calculation of deferred
    income tax assets and liabilities of TMC and its
    domestic consolidated subsidiaries as of March 31,
    2003, which will be realized on and after April 1,
    2004, was changed from 41.3% to 39.9%.  As a result,
    "Deferred income tax" under fixed assets, net of
    deferred tax liabilities, decreased by 8,528 million
    yen and "Net unrealized gains on other securities"
    and "Income tax - deferred" increased by 2,539
    million yen and 11,067 million yen, respectively.
--------------------------------------------------------------------------------------------------------------------

     (Segment information)

         [Business Segment Information]
         FY2003 (For the year ended March 31, 2003)

-----------------------------------------------------------------------------------------------------------------
                                                                                     Intersegment
                                                                                     Elimination/
                                                Financial                            Unallocated
                                  Automotive    services     All other      Total       Amount     Consolidated
                                    (Yen in      (Yen in      (Yen in      (Yen in      (Yen in      (Yen in
                                   millions)    millions)    millions)    millions)    millions)    millions)
-----------------------------------------------------------------------------------------------------------------
  1 Revenues/Operating income
     Net revenues
    (1) Sales to external
        customers                   14,788,940      700,961      564,387   16,054,290            -   16,054,290
    (2) Intersegment sales              12,337       19,045      307,564      338,947     (338,947)           -
-----------------------------------------------------------------------------------------------------------------
              Total                 14,801,278      720,007      871,952   16,393,238     (338,947)  16,054,290
-----------------------------------------------------------------------------------------------------------------
     Operating expenses             13,468,917      691,486      857,569   15,017,973     (327,363)  14,690,610
-----------------------------------------------------------------------------------------------------------------
     Operating income                1,332,360       28,520       14,383    1,375,264      (11,584)   1,363,679
-----------------------------------------------------------------------------------------------------------------
  2 Segment assets, depreciation
    and expenditures for segment
    assets
     Segment assets                  9,617,993    7,657,144      857,739   18,132,877    2,609,508   20,742,386
     Depreciation                      722,742      109,151       19,740      851,634            -      851,634
     Expenditures for segment        1,013,586      470,863       52,708    1,537,157            -    1,537,157
assets
-----------------------------------------------------------------------------------------------------------------

 (Notes)
    1 Reporting segments
      Reporting segments are defined by the type of products and services provided.

    2 Main products and services of each reporting segment
        Automotive ------------------ Passenger cars, trucks, buses, etc. Financial services ---------- Financing operations, etc.
        All other ------------------- Housing, Information Technologies, etc.

    3 Unallocated corporate assets included in "Intersegment
      Elimination/Unallocated Amount" is 3,136,008 million yen, and consists primarily of funds such as cash and deposits, marketable securities and portion of investments in securities of TMC.

      (Notes)
      4 Consolidated financial statements on non-financial services and financial services businesses
         (a) Consolidated balance sheets on non-financial services and financial services businesses

-------------------------------------------------------------------------------------------------------------------
                                                                                 FY2003
                                                                             March 31, 2003
-------------------------------------------------------------------------------------------------------------------
                         Item                                       Yen in millions                  Percentage
-------------------------------------------------------------------------------------------------------------------
  (Assets)
      (Non-Financial Services Businesses)
  1  Current assets
      1 Cash and deposits                                                               443,913
      2 Trade notes and accounts receivable                                           1,599,344
      3 Marketable securities                                                         1,655,596
      4 Inventories                                                                   1,072,947
      5 Other                                                                         1,293,207
                                                                            ---------------------
          Total current assets                                                        6,065,008            29.2
  2  Fixed assets
    (1) Property, plant and equipment                                                 4,447,518            21.5
    (2) Investments and other assets
      1 Investments in securities                                                     2,422,902
      2 Long-term loans receivable                                                      327,945
      3 Other                                                                           590,028
                                                                            ---------------------
          Total investments and other assets                                          3,340,877            16.1
                                                                            ---------------------
          Total fixed assets                                                          7,788,396            37.6
                                                                            ---------------------
          Total assets                                                               13,853,404            66.8

      (Financial Services Businesses)
  1  Current assets
      1 Cash and deposits                                                               176,957
      2 Marketable securities                                                             6,381
      3 Installment credits from dealers                                              3,320,405
      4 Other                                                                         2,038,920
                                                                            ---------------------
          Total current assets                                                        5,542,664            26.7
  2  Fixed assets
    (1) Property, plant and equipment                                                 1,059,466             5.1
    (2) Intangible fixed assets                                                           5,123             0.0
    (3) Investments and other assets
      1 Investments in securities                                                       273,036
      2 Long-term loans receivable                                                      610,249
      3 Other                                                                           166,603
                                                                            ---------------------
          Total investments and other assets                                          1,049,889             5.1
                                                                            ---------------------
          Total fixed assets                                                          2,114,479            10.2
                                                                            ---------------------
          Total assets                                                                7,657,144            36.9

      (Elimination)
         Elimination of assets                                                         (768,162)           (3.7)

      (Consolidated)
                                                                            ---------------------
         Total assets                                                                20,742,386           100.0
                                                                            ---------------------
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
                                                                                 FY2003
                                                                             March 31, 2003
-------------------------------------------------------------------------------------------------------------------
                         Item                                       Yen in millions                  Percentage
-------------------------------------------------------------------------------------------------------------------
  (Liabilities)
      (Non-Financial Services Businesses)
  1  Current liabilities
      1 Trade notes and accounts payable                                                1,570,853
      2 Current portion of bonds                                                           63,308
      3 Short-term borrowings                                                             843,193
      4 Accrued expenses and other accounts payable                                     1,235,818
      5 Income taxes payable                                                              310,232
      6 Other                                                                             713,471
                                                                            ----------------------
          Total current liabilities                                                     4,736,878            22.8
  2  Long-term liabilities
      1 Bonds and convertible bonds                                                       500,400
      2 Long-term borrowings                                                              247,730
      3 Other                                                                             842,864
                                                                            ----------------------
          Total long-term liabilities                                                   1,590,995             7.7
                                                                            ----------------------
          Total liabilities                                                             6,327,874            30.5

      (Financial Services Businesses)
  1  Current liabilities
      1 Current portion of bonds                                                        1,060,727
      2 Short-term borrowings                                                             667,814
      3 Commercial papers                                                               1,031,271
      4 Accrued expenses and other accounts payable                                       154,595
      5 Income taxes payable                                                                6,962
      6 Other                                                                             483,151
                                                                            ----------------------
          Total current liabilities                                                     3,404,522            16.4
  2  Long-term liabilities
      1 Bonds                                                                           3,019,944
      2 Long-term borrowings                                                              510,829
      3 Other                                                                             291,392
                                                                            ----------------------
          Total long-term liabilities                                                   3,822,166            18.4
                                                                            ----------------------
          Total liabilities                                                             7,226,689            34.8
      (Elimination)
         Elimination of liabilities                                                      (768,651)           (3.7)
                                                                            ----------------------
      (Consolidated)
         Total liabilities                                                             12,785,911            61.6

  (Minority interest in consolidated subsidiaries)
      (Consolidated)
        Minority interest in consolidated
        subsidiaries                                                                     496,207              2.4

  (Shareholders' equity)
      (Consolidated)
  1  Common stock                                                                        397,049              1.9
  2  Capital surplus                                                                     418,401              2.0
  3  Retained earnings                                                                 7,219,896             34.8
  4  Unrealized gain on other securities, net                                             78,630              0.4
  5  Translation adjustments                                                            (112,350)            (0.5)
  6  Treasury stock                                                                     (541,360)            (2.6)
                                                                            ----------------------
          Total Shareholder's equity                                                   7,460,267             36.0
                                                                            ----------------------
      (Consolidated)
           Total liabilities, minority interest in
             consolidated subsidiaries and
             shareholders' equity                                                     20,742,386            100.0
                                                                            ----------------------
-------------------------------------------------------------------------------------------------------------------

  (Notes)
     1 Segment assets in non-financial services businesses include unallocated corporate assets.
     2 "Commercial papers" in the financial services businesses was previously included in "Other" in current liabilities. Due to the fact that this amount became material as of March 31, 2003, it has been presented as a separate line item.

(b) Consolidated statement of income on non-financial services and financial services businesses

-------------------------------------------------------------------------------------------------------------------
                                                                                 FY2003
                                                                   For the year ended March 31, 2003
-------------------------------------------------------------------------------------------------------------------
                         Item                                       Yen in millions                  Percentage
-------------------------------------------------------------------------------------------------------------------
      (Non-Financial Services Businesses)
  1  Net revenues                                                                      15,362,780            100.0
  2  Cost of revenues                                                                  11,730,912             76.4
                                                                            -----------------------
        Gross profit                                                                    3,631,868             23.6
  3  Selling, general and administrative expenses                                       2,279,566             14.8
                                                                            -----------------------
        Operating income                                                                1,352,301              8.8
  4  Non-operating income                                                                 287,566              1.9
  5  Non-operating expenses                                                               256,878              1.7
                                                                            -----------------------
        Ordinary income                                                                 1,382,989              9.0
                                                                            -----------------------
  6  Extraordinary gains
        Gains on return of substitutional
        portion of employees' pension fund plans                                          235,314              1.5
                                                                            -----------------------
        Income before income taxes and minority
        interest in consolidated subsidiaries                                           1,618,304             10.5

        Income taxes                                                                      637,385              4.2
        Minority interest in consolidated
        subsidiaries                                                                       53,279              0.3
                                                                            -----------------------
        Net income                                                                        927,639              6.0

      (Financial Services Businesses)
  1  Net revenues                                                                         720,007            100.0
  2  Cost of revenues                                                                     428,327             59.5
                                                                            -----------------------
        Gross profit                                                                      291,679             40.5
  3  Selling, general and administrative expenses                                         263,158             36.5
                                                                            -----------------------
        Operating income                                                                   28,520              4.0
  4  Non-operating income                                                                  12,773              1.8
  5  Non-operating expenses                                                                 9,824              1.4
                                                                            -----------------------
        Ordinary income                                                                    31,468              4.4
                                                                            -----------------------
        Income before income taxes and minority
        interest in consolidated subsidiaries                                              31,468              4.4

        Income taxes                                                                       13,790              1.9
        Minority interest in consolidated
        subsidiaries                                                                          575              0.1
                                                                            -----------------------
        Net income                                                                         17,102              2.4

      (Elimination)
        Elimination of net income                                                             (71)             -

      (Consolidated)
                                                                            -----------------------
        Net income                                                                        944,671              -
                                                                            -----------------------
-------------------------------------------------------------------------------------------------------------------

(c) Consolidated statement of cash flows on non-financial services and financial services businesses

-------------------------------------------------------------------------------------------------------------------
                                                                                              FY2003
                                                                                For the year ended March 31, 2003
-------------------------------------------------------------------------------------------------------------------
                                      Item                                               Yen in millions
-------------------------------------------------------------------------------------------------------------------
      (Non-Financial Services Business)
  1  Cash flows from operating activities
      1 Income before income taxes and minority interest in
        consolidated subsidiaries                                                                    1,618,304
      2 Depreciation                                                                                   742,482
      3 Losses on disposal of fixed assets                                                              53,576
      4 Decrease in allowance for retirement benefits                                                 (113,836)
      5 Interest and dividend income                                                                   (55,078)
      6 Interest expenses                                                                               48,748
      7 Equity in earnings of affiliates                                                               (70,649)
      8 Decrease in trade notes and accounts receivable                                                  2,952
      9 Increase in inventories                                                                        (25,842)
     10 Increase in trade notes and accounts payable                                                   105,652
     11 Other                                                                                          150,494
                                                                                -----------------------------------
                                   Subtotal                                                          2,456,804
     12 Interests and dividends received                                                                69,798
     13 Interests paid                                                                                 (49,285)
     14 Income taxes paid                                                                             (649,282)
-------------------------------------------------------------------------------------------------------------------
      Cash flows from operating activities                                                           1,828,034
-------------------------------------------------------------------------------------------------------------------
  2  Cash flows from investing activities
      1 Net increase in time deposits                                                                  (19,935)
      2 Purchases of marketable securities and investments in
         securities                                                                                   (860,913)
      3 Proceeds from sales of marketable securities and investments
          in securities                                                                                146,331
      4 Proceeds on maturity of marketable securities and
         investments in securities                                                                     591,922
      5 Additions to property, plant and equipment (excluding vehicles for
        lease)                                                                                        (964,338)
      6 Additions to vehicles for lease                                                               (121,227)
      7 Proceeds from sales of property, plant and equipment (excluding
         vehicles for lease)                                                                            52,929
      8 Proceeds from sales of vehicles for lease                                                       61,222
      9 Other                                                                                          (53,639)
-------------------------------------------------------------------------------------------------------------------
      Cash flows from investing activities                                                          (1,167,647)
-------------------------------------------------------------------------------------------------------------------
  3  Cash flows from financing activities
      1 Net decrease in short-term borrowings                                                         (104,607)
      2 Proceeds from origination of long-term borrowings                                               39,447
      3 Payments for long-term borrowings                                                              (82,090)
      4 Purchase of treasury stock                                                                    (454,611)
      5 Dividends paid                                                                                (109,330)
      6 Other                                                                                           11,982
-------------------------------------------------------------------------------------------------------------------
      Cash flows from financing activities                                                            (699,209)
-------------------------------------------------------------------------------------------------------------------
  4  Effect of exchange rate changes on cash and cash equivalents                                      (34,172)
-------------------------------------------------------------------------------------------------------------------
  5  Net decrease in cash and cash equivalents                                                         (72,995)
-------------------------------------------------------------------------------------------------------------------
  6  Cash and cash equivalents at beginning of year                                                  1,541,940
-------------------------------------------------------------------------------------------------------------------
  7  Cash and cash equivalents at end of year                                                        1,468,944
                                                                                -----------------------------------
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
                                                                                              FY2003
                                                                                For the year ended March 31, 2003
-------------------------------------------------------------------------------------------------------------------
                                      Item                                               Yen in millions
-------------------------------------------------------------------------------------------------------------------
      (Financial Services Business)
  1  Cash flows from operating activities
      1 Income before income taxes and minority interest in
         consolidated subsidiaries                                                                      31,468
      2 Depreciation                                                                                   109,151
      3 Equity in earnings of affiliates                                                               (11,317)
      4 Increase in trade notes and accounts receivable                                               (367,213)
      5 Increase in loans receivable of consolidated finance subsidiaries                             (407,186)
      6 Other                                                                                          153,296
                                                                                -----------------------------------
                                   Subtotal                                                           (491,800)
      7 Interests and dividends received                                                                 1,766
      8 Income taxes paid                                                                               (8,526)
-------------------------------------------------------------------------------------------------------------------
      Cash flows from operating activities                                                            (498,560)
-------------------------------------------------------------------------------------------------------------------
  2  Cash flows from investing activities
      1 Net increase in time deposits                                                                  (12,259)
      2 Purchases of marketable securities and investments in
         securities                                                                                   (250,670)
      3 Proceeds from sales of marketable securities and investments
         in securities                                                                                  62,444
      4 Proceeds on maturity of marketable securities and
         investments in securities                                                                     132,059
      5 Additions to property, plant and equipment(excluding vehicles for
        lease)                                                                                         (48,465)
      6 Additions to vehicles for lease                                                               (419,718)
      7 Proceeds from sales of property, plant and equipment (excluding
         vehicles for lease)                                                                            11,144
      8 Proceeds from sales of vehicles for lease                                                      222,617
      9 Other                                                                                           35,365
-------------------------------------------------------------------------------------------------------------------
      Cash flows from investing activities                                                            (267,482)
-------------------------------------------------------------------------------------------------------------------
  3  Cash flows from financing activities
      1 Net decrease in short-term borrowings                                                          (45,124)
      2 Net increase in commercial papers                                                              159,080
      3 Proceeds from origination of long-term borrowings                                              166,768
      4 Payments for long-term borrowings                                                              (82,508)
      5 Proceeds from issuance of bonds                                                              1,414,564
      6 Payments for redemption of bonds                                                              (830,698)
-------------------------------------------------------------------------------------------------------------------
      Cash flows from financing activities                                                             782,080
-------------------------------------------------------------------------------------------------------------------
  4  Effect of exchange rate changes on cash and cash equivalents                                       (7,925)
-------------------------------------------------------------------------------------------------------------------
  5  Net increase in cash and cash equivalents                                                           8,111
-------------------------------------------------------------------------------------------------------------------
  6  Cash and cash equivalents at beginning of year                                                    146,185
-------------------------------------------------------------------------------------------------------------------
  7  Cash and cash equivalents at end of year                                                          154,297
                                                                                -----------------------------------
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
      (Consolidated)
  1  Effect of exchange rate changes on cash and cash equivalents                                     (42,098)
-------------------------------------------------------------------------------------------------------------------
  2  Net decrease in cash and cash equivalents                                                       (64,884)
-------------------------------------------------------------------------------------------------------------------
  3  Cash and cash equivalents at beginning of year                                                 1,688,126
-------------------------------------------------------------------------------------------------------------------
  4  Cash and cash equivalents at end of year                                                       1,623,241
                                                                                -----------------------------------
-------------------------------------------------------------------------------------------------------------------

         [Geographical Segment Information]
         FY2003 (For the year ended March 31, 2003)

  ------------------------------------------------------------------------------------------------------------------
                                                                      Other                Intersegment
                                                                      foreign              Elimination/
                                               North                 Countries/             Unallocated
                                   Japan      America      Europe     regions     Total      Amount    Consolidated
                                  (Yen in     (Yen in     (Yen in     (Yen in    (Yen in     (Yen in      (Yen in
                                 millions)   millions)   millions)   millions)  millions)    millions)    millions)
  ------------------------------------------------------------------------------------------------------------------
   1 Revenues/Operating income
      Net revenues
      (1)Sales to external
         customers               6,990,384   5,973,581   1,505,895  1,584,428  16,054,290            -   16,054,290
      (2)Intersegment sales      4,274,841     289,118      85,137    111,381   4,760,478   (4,760,478)           -
  ------------------------------------------------------------------------------------------------------------------
              Total             11,265,225   6,262,699   1,591,033  1,695,810  20,814,769   (4,760,478)  16,054,290
  ------------------------------------------------------------------------------------------------------------------
        Operating expenses      10,232,412   5,972,908   1,587,128  1,643,300  19,435,749   (4,745,139)  14,690,610
  ------------------------------------------------------------------------------------------------------------------
        Operating income         1,032,813     289,791       3,904     52,509   1,379,019      (15,339)   1,363,679
  ------------------------------------------------------------------------------------------------------------------
   2 Segment assets              9,474,768   6,577,056   1,557,523  1,211,312  18,820,660    1,921,725   20,742,386
  ------------------------------------------------------------------------------------------------------------------

   (Notes)
       1 Reporting segments
           Reporting segments are defined based on geographic proximity.
       2 Main countries and regions in each reporting segment
           North America--------------United States of America, Canada Europe---------------------Belgium, Germany, United Kingdom
           Other foreign countries----Thailand, Australia
       3 Unallocated  corporate  assets  included in "Intersegment
         Elimination/Unallocated Amount" is 3,136,008 million yen, and consists primarily of funds such as cash and deposits, marketable securities and portion of investments in securities of TMC.

         [Overseas Sales]
         FY2003 (For the year ended March 31, 2003)

  ----------------------------------------------------------------------------------------------------------------
                                      North America          Europe          Other foreign           Total
                                                                           countries/regions
  ----------------------------------------------------------------------------------------------------------------
  1  Overseas sales(Yen in
      millions)                            6,243,637          1,547,389           2,666,889         10,457,916
  ----------------------------------------------------------------------------------------------------------------
  2  Consolidated sales(Yen in
      millions)                                                                                     16,054,290
  ----------------------------------------------------------------------------------------------------------------
  3  Ratio of overseas sales
      to consolidated revenues (%)              38.9                9.6                16.6               65.1
  ----------------------------------------------------------------------------------------------------------------

   (Notes)
       1  Reporting segments
             Reporting segments are defined based on geographic proximity.
       2  Main countries and regions in each reporting segment
             North America----------------United States of America, Canada Europe-----------------------Germany, United Kingdom
             Other foreign countries------Thailand, Australia
       3 Overseas revenues shows net revenues recorded at TMC and its consolidated subsidiaries in countries or regions outside of Japan.

      [Related party transactions]
   FY2003 (For the year ended March 31, 2003)
   Directors and principal shareholders

----------------------------------------------------------------------------------------------------------------------------------
                            Capital                    Voting       Relationship                        Amount            Ending
        Name      Address  investment  Business or     right  ------------------------- Description of   (*1)    Account  balance
                           (Yen in     occupation      ratio  Interlocking   Business     Transaction   (Yen in           (Yen in
                           millions)                    (%)   Directorate  relationship                 millions)         millions)
----------------------------------------------------------------------------------------------------------------------------------
                                       Chairman of                                      Donation of
                                       TMC,                                             monthly office
                                                                                        rental fee to
                                       Chairman of     0.00,                            Japan                  6        -        -
                        -          -   Japan           directly         -            -  Federation of
                                       Federation of   owned                            Employers'
                                       Employers'                                         Association
          Hiroshi                      Associations                                     (*2)
          Okuda     --------------------------------------------------------------------------------------------------------------
                                       Chairman of                                      Free lease of
                                       TMC,                                             one picture
                                                       0.00,                            based on the
                        -          -   Japan           directly         -            -  lease agreement
                                       Federation of   owned                            to Japan               1        -        -
                                       Economic                                         Federation of
                                       Organizations                                    Economic
                                                                                        Organization
                                                                                        (*2)
       ---------------------------------------------------------------------------------------------------------------------------
                                       Vice President                                   Loan of                -   Long-
                                       of TMC                                           construction               term        770
                                                                                        cost to Toyota             loans
          Akihiko                      Chairman of     0.00,                            Automotive
Director  Saito         -          -   Toyota          directly         -            -  Engineering    (interest
and/or                                 Automotive      owned                            College of       income)        -        -
their                                  Engineering                                      Nagoya                 7
family                                 College of                                       (*2, *3)
members                                Nagoya
       ---------------------------------------------------------------------------------------------------------------------------
                                                                                        The following
                                                                                        transactions
                                       Vice President                                   with Toyota
                                       of TMC,                                          Automotive
                                                                                        Engineering
          Kazushi       -          -   Chairman of     0.00,                            College of
          Iwatsuki                     Toyota          directly         -            -  Tokyo:
                                       Automotive      owned                            (*2, *3)
                                       Engineering
                                       College of                                         Lease of land       16        -        -
                                       Tokyo
                                                                                          Donation of
                                                                                          construction       422        -        -
                                                                                          cost
       ---------------------------------------------------------------------------------------------------------------------------
                                       Managing                                         The following
                                       Director of                                      transactions
                                       TMC,                                             with Toyota
          Mitsuo        -          -                   0.00,                            Health
          Kinoshita                    Chairman of     directly         -            -  Insurance
                                       Toyota          owned                            Society:(*4)
                                       Health                                           Payments for         280        -        -
                                       Insurance                                        part of medical
                                       Society                                          treatment fees
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
                            Capital                    Voting       Relationship                        Amount            Ending
        Name      Address  investment  Business or     right  ------------------------- Description of   (*1)    Account  balance
                           (Yen in     occupation      ratio  Interlocking   Business     Transaction   (Yen in           (Yen in
                           millions)                    (%)   Directorate  relationship                 millions)         millions)
----------------------------------------------------------------------------------------------------------------------------------
                                       Honorary
                                       Chairman and
                                       Director of                                      Donation of
                                       TMC                                              construction              Other
                                                       0.44,                            cost to Japan        400  accounts      800
                        -          -   Chairman of     directly         -            -  Association for           payable
                                       Japan           owned                            the 2005 World
                                       Association for                                  Exposition (*2)
                                       the 2005 World
                                       Exposition
                  ----------------------------------------------------------------------------------------------------------------
                                       Honorary
                                       Chairman and
                                       Director of                                      Donation of the
                                       TMC                                              operational
                                                                                        fund to Toyota
          Shoichiro     -          -   Chairman of     0.44,                            Physical &             5        -        -
          Toyoda                       Toyota          directly         -            -  Chemical
                                       Physical &      owned                            Research
                                       Chemical                                         Institute (*2)
                                       Research
                                       Institute

                  ----------------------------------------------------------------------------------------------------------------
                                       Honorary
                                       Chairman and                                     Contribution for
                                       Director of                                      the symposium
                                       TMC                                              of Japan-
                                                                                        China
                                       Chairman of     0.44,                            Organization for
                                       Japan-China     directly         -            -  Science &              2        -        -
                        -          -   Organization    owned                            Industrial
                                       for Science &                                    Technology
                                       Industrial                                       Exchange
                                       Technology                                       Association (*2)
                                       Exchange
                                       Association
----------------------------------------------------------------------------------------------------------------------------------

   (Notes)
      *1  Transaction amount does not include consumption tax.

      *2 The transaction was made by each described person as the representative of the third party, and the amount of transaction was well-determined by considering the relationship with and the requests from the third party.

      *3 The transaction was made by each described person as the representative of the third party, and price was determined based on the condition of the normal transaction.

      *4 The transaction was made by each described person as the representative of the third party, and the amount of payments for part of medical treatment fees was determined based on the medical treatment agreement between the Toyota Health Insurance Society and TMC.

     (Per Share Data)

--------------------------------------------------------------------------------------------------------------------
                          FY2003                                                   FY2004
            For the year ended March 31, 2003                         For the year ended March 31, 2004
--------------------------------------------------------------------------------------------------------------------
   1  Net assets per share

      2,226.34 yen

   2  Basic net income per share

      272.75 yen

   3  Diluted net income per share

      272.73 yen


   TMC has adopted "Accounting Standard for Earnings Per
   Share" (Financial Accounting Standards No.2) and
   "Implementation Guidance of Accounting Standard for
   Earnings Per Share" (Implementation Guidance of
   Financial Accounting Standards No. 4) for this fiscal                        --------------
   year.
   The following represents the per share data for the
   year ended March 31, 2003, as if it was calculated
   based on the previous method.

   1  Net assets per share

      2,192.85 yen

   2  Basic net income per share

      269.48 yen

   3  Diluted net income per share

      269.48 yen
--------------------------------------------------------------------------------------------------------------------

  (Note)

  Basis for the calculation of basic and diluted net income per share are as follows:

---------------------------------------------------------------------------------------------------------------------
                                                              FY2003                           FY2004
                                                 For the year ended March 31, 2003  For the year ended March 31, 2004
                                                         (Yen in millions)               (Yen in millions)
---------------------------------------------------------------------------------------------------------------------
 Basic net income per share
---------------------------------------------------------------------------------------------------------------------
     Net income                                                     944,671                                -
---------------------------------------------------------------------------------------------------------------------
     The amount not attributed to common
       shareholders                                                   2,382                                -
---------------------------------------------------------------------------------------------------------------------
       (Bonuses to the directors based on the
          appropriation of earnings, inner
          amount)                                                     2,382                                -
---------------------------------------------------------------------------------------------------------------------
     Net income attributed to common shares                         942,289                                -
---------------------------------------------------------------------------------------------------------------------
     Weighted-average number of common shares
       during the period                                    3,454,704,711 shares                      - shares
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
  Diluted net income per share
---------------------------------------------------------------------------------------------------------------------
     The amount adjusted to net income                                  (52)                               -
---------------------------------------------------------------------------------------------------------------------
     (The amount resulting from the changes in
          equity ownership of TMC and the
          decreased amount in interest
          expenses of the subsidiaries, inner
          amount)                                                       (52)                               -
---------------------------------------------------------------------------------------------------------------------
     Increase in number of common shares                           21,577 shares                      - shares
---------------------------------------------------------------------------------------------------------------------
     (The number of common shares to be used
          for the stock option plan under
          Articles 280-20 and 280-21 of                            21,577 shares                      - shares
          Japanese Commercial Code, inner
          amount)
---------------------------------------------------------------------------------------------------------------------
  The description of shares not included in        The shares to be used for the
  the calculation of diluted net income per              stock option plan under
  share due to anti-dilutive effect                     Article 210-2 of the old
                                                        Japanese Commercial Code
                                                                1,941,000 shares                       ------------

                                                   Unsecured warrant bonds
                                                                   116,400 shares
---------------------------------------------------------------------------------------------------------------------

Notes to consolidated financial statements

--------------------------------------------------------------------------------
                                     FY2004
                        For the year ended March 31, 2004
--------------------------------------------------------------------------------
1 Accounting Principles, Procedures and Presentation Methods for Consolidated Financial Statements
        The accompanying consolidated financial statements of Toyota Motor Corporation (the "parent company") have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

        In September 1999, the parent company listed its American Depositary Shares ("ADS") on the New York Stock Exchange. Since then, the parent company has prepared the consolidated financial statements in accordance with the terminology, forms and preparation methods required in issuing ADS and registered them with the United States Securities and Exchange Commission. The following paragraphs describe the major differences between accounting principles, procedures and presentation methods for consolidated financial statements which the parent company and its subsidiaries (collectively "Toyota") adopt and those in Japan.

        (1)Consolidated statement of shareholders' equity
           Toyota has prepared consolidated statement of shareholders' equity which present all changes in shareholders' equity during a period as a part of its consolidated financial statements.
           The consolidated comprehensive income and all components of comprehensive income are disclosed in accordance with Statement of Financial Accounting Standards ("FAS") No. 130 "Reporting Comprehensive Income" in the consolidated statement of shareholders' equity. In the Statement, comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources, and consists of net income and other comprehensive income. Other comprehensive income includes any changes in foreign currency translation adjustments, unrealized gains or losses on securities and minimum pension liability adjustments. Any changes in capital surplus and retained earnings during a period presented in consolidated statement of capital surplus and retained earnings under accounting principles generally accepted in Japan ("Japanese GAAP") are included in the consolidated statement of shareholders' equity.

        (2)The basis for determination of subsidiary
           Under U.S. GAAP, subsidiaries subject to the consolidation are determined mainly based on the ownership of voting shares (more than 50%). Under Japanese GAAP, subsidiaries according to the control basis are added to those subsidiaries determined by the ownership of voting shares.

        (3)Reporting category of equity in earnings of affiliated companies Under Japanese GAAP, equity in earnings of affiliated companies is included in non-operating income or expenses, while under U.S. GAAP, it is presented below "Income before minority interest and equity in earnings of affiliated companies".

        (4)Recognition of gains on transfer of the substitutional portion of the employee pension fund Under Japanese GAAP, gains or losses on transfer of the substitutional portion of the employee pension fund are required to be recognized at the date of the approval for the separation of the benefit obligation that relates to past employee services, while those gains or losses can be recognized as a transitional measure at the date of the approval for the exemption from the payment of the benefits related to future employee services. Under U.S. GAAP, those gains or losses should be recorded upon completion of the actual transfer of the plan assets to the government.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     FY2004
                        For the year ended March 31, 2004
--------------------------------------------------------------------------------
        (5)Accounting for leases
           Under U.S. GAAP, Toyota has accounted for lease transactions in accordance with FAS No. 13 "Accounting for Leases". In the Statement, as a lessor, Toyota has accounted them as if they are sold, and as "sales-type leases" or "direct financing leases" for lease transactions that meet certain criteria. As a lessee, Toyota has recorded fixed assets as "capital leases" for lease transactions that meet certain criteria.

        (6)Accounting for accrued pension and severance costs
           Under U.S. GAAP, Toyota has accrued pension and severance costs in accordance with FAS No. 87 "Employers' Accounting for Pensions" ("FAS 87") and FAS No. 88 "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits". In FAS 87, additional minimum pension liabilities are required when the accumulated benefit obligation exceeds the fair value of plan assets, while such treatment is not provided under Japanese GAAP. Under U.S. GAAP, unrecognized actuarial gain or loss is amortized over the remaining service period of employees when such balance at beginning of year exceeds the "Corridor" which is defined as a 10% of larger of projected benefit obligation or fair value of plan assets, while such gain or loss is amortized for a certain period regardless of the Corridor under Japanese GAAP.

        (7)Accounting for goodwill
           Under U.S. GAAP, goodwill shall not be amortized and shall be tested for impairment on annual basis and between annual tests if an event occurs or circumstances change that would indicate the possibility of the impairment, and written off when impaired in accordance with FAS No. 142 "Goodwill and Other Intangible Assets". Under Japanese GAAP, goodwill shall be amortized over 5 years on the straight-line method, while it shall be expensed as incurred, if not material.

2       Nature of operations
        Toyota is primarily engaged in the design, manufacture, assembly and sale of passenger cars, sport-utility vehicles, minivans, trucks and related parts and accessories throughout the world. In addition, Toyota provides retail and wholesale financing, retail leasing and certain other financial services primarily to its dealers and their customers related to vehicles manufactured by Toyota.

3       Summary of significant accounting policies
        The parent company and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan, and its foreign subsidiaries in conformity with those of their countries of domicile. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America.

        Significant accounting policies after reflecting adjustments for the above are as follows:

        (1)Basis of consolidation and accounting for investments in affiliated companies
           The consolidated financial statements include the accounts of the parent company and those of its majority-owned subsidiary companies. All significant intercompany transactions and accounts have been eliminated. Investments in affiliated companies in which Toyota exercises significant influence, but which it does not control, are stated at cost plus equity in undistributed earnings. Consolidated net income includes Toyota's equity in current earnings of such companies, after elimination of unrealized intercompany profits. Investments in non-public companies in which Toyota does not exercise significant influence (generally less than a 20% ownership interest) are stated at cost.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     FY2004
                        For the year ended March 31, 2004
--------------------------------------------------------------------------------
        (2)Estimates

           The preparation of Toyota's consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The more significant estimates include: product warranties, allowance for doubtful accounts and credit losses, residual values for leased assets, impairment of long-lived assets, postretirement benefits costs and obligations, fair value of derivative financial instruments and other-than-temporary losses on marketable securities.

        (3)Translation of foreign currencies
           All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate year-end current rates and all income and expense accounts of those subsidiaries are translated at average-period exchange rates. The resulting translation adjustments are included as a component of accumulated other comprehensive income.
           Foreign currency receivables and payables are translated at appropriate year-end current rates and the resulting transaction gains or losses are taken into income currently.

        (4)Revenue recognition
           Revenues from sales of vehicles and parts are generally recognized upon delivery which is considered to have occurred when the dealer has taken title to the product and the risk and reward of ownership have been substantively transferred, except as described below. Toyota's sales incentive programs principally consist of cash payments to dealers calculated based on vehicle volume or a model sold by a dealer in a certain period of time. Toyota accrues these incentives as revenue reductions upon the sale of a vehicle corresponding to the program by the amount determined in the related incentive program.
           Revenue from the sale of vehicles under which Toyota conditionally guarantees the minimum resale value is recognized on a pro rata basis from the date of sale to the first exercise date of the guarantee in a manner similar to lease accounting. The underlying vehicles of these transactions are recorded as assets and are depreciated in accordance with Toyota's depreciation policy. Revenue from retail financing contracts and finance leases is recognized using the effective yield method. Revenue from operating leases is recognized on a straight-line basis over the lease term. Toyota on occasion sells finance receivables in transactions subject to limited recourse provisions. These sales are to trusts and Toyota retains the servicing and is paid a servicing fee. Gains or losses from the sales of the finance receivables are recognized in the period in which such sales occur.

        (5)Other costs
           Advertising and sales promotion costs are expensed as incurred. Advertising costs were 371,677 million yen for the year ended March 31, 2004.
           Toyota generally warrants its products against certain manufacturing and other defects. Provisions for product warranties are provided for specific periods of time and/or usage of the product and vary depending upon the nature of the product, the geographic location of its sale and other factors. Toyota provides a provision for estimated product warranty costs at the time the related sale is recognized based on estimates that Toyota will incur to repair or replace product parts that fail while under warranty. The amount of accrued estimated warranty costs is primarily based on historical experience as to product failures as well as current information on repair costs. The amount of warranty costs accrued also contains an estimate as to warranty claim recoveries from suppliers. Research and development costs are expensed as incurred and were 682,279 million yen for the year ended March 31, 2004.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     FY2004
                        For the year ended March 31, 2004
--------------------------------------------------------------------------------
        (6)Cash and cash equivalents

           Cash and cash equivalents include all highly liquid investments, generally with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

        (7)Marketable securities
           Marketable securities consist of debt and equity securities. Debt and equity securities designated as available-for-sale are carried at fair value with changes in unrealized gains included as a component of accumulated other comprehensive income in shareholders' equity, net of applicable taxes. Debt securities designated as held-to-maturity investments are carried at amortized cost. Individual securities classified as either available-for-sale or held-to-maturity are reduced to net realizable value for other-than-temporary declines in market value. In determining if a decline in value is other-than-temporary, Toyota considers the length of time and the extent to which the fair value has been less than the carrying value, the financial condition and prospects of the company and Toyota's ability and intent to retain its investment in the company for a period of time sufficient to allow for any anticipated recovery in market value. Realized gains and losses, which are determined on the average cost method, are reflected in the statement of income when realized.

        (8)Security investments in non-public companies
           Security investments in non-public companies are carried at cost as fair value is not readily determinable. If the value of a non-public security investment is estimated to have declined and such decline is judged to be other-than-temporary, Toyota recognizes the impairment of the investment and the carrying value is reduced to its fair value. Determination of impairment is based on the consideration of such factors as operating results, business plans and estimated future cash flows. Fair value is determined principally through the use of the latest financial information.

        (9)Finance receivables
           Finance receivables are recorded at the present value of the related future cash flows including residual values for finance leases.

       (10)Allowance for credit losses
           Allowance for credit losses are established to cover probable losses on receivables resulting from the inability of customers to make required payments. The allowance for credit losses is based primarily on the frequency of occurrence and loss severity. Other factors affecting collectibility are also evaluated in determining the amount to be provided.
           Losses are charged to the allowance when it has been determined that payments will not be received and collateral cannot be recovered or the related collateral is repossessed and sold. Any shortfall between proceeds received and the carrying cost of repossessed collateral is charged to the allowance. Recoveries are reversed from the allowance for credit losses.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     FY2004
                        For the year ended March 31, 2004
--------------------------------------------------------------------------------
       (11)Allowance for residual value losses
           Toyota is exposed to risk of loss on the disposition of off-lease vehicles to the extent that sales proceeds are not sufficient to cover the carrying value of the leased asset at lease termination. Toyota maintains an allowance to cover probable estimated losses related to unguaranteed residual values on its owned portfolio. The allowance is evaluated considering projected vehicle return rates and projected loss severity. Factors considered in the determination of projected return rates and loss severity include historical and market information on used vehicle sales, trends in lease returns and new car markets, and general economic conditions. Management evaluates the foregoing factors, develops several potential loss scenarios, and reviews allowance levels to determine whether reserves are considered adequate to cover the probable range of losses.
           The allowance for residual value losses is maintained in amounts considered by Toyota to be appropriate in relation to the estimated losses on its owned portfolio. Upon disposal of the assets, the allowance for residual losses is adjusted for the difference between the net book value and the proceeds from sale.

       (12)Inventories
           Inventories are valued at cost, not in excess of market, cost being determined on the "average cost" basis, except for the cost of finished products carried by certain subsidiary companies which is determined on the "specific identification" basis or "last in, first out" ("LIFO") basis. Inventories valued on the LIFO basis totaled 190,642 million yen at March 31, 2004. Had the "first in, first out" basis been used for those companies using the LIFO basis, inventories would have been 21,463 million yen higher than reported at March 31, 2004.

       (13)Property, plant and equipment
           Property, plant and equipment are stated at cost. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation of property, plant and equipment is mainly computed on the declining-balance method for the parent company and Japanese subsidiaries and on the straight-line method for foreign subsidiary companies at rates based on estimated useful lives of the respective assets according to general class, type of construction and use. Estimated useful lives is range from 3 to 60 years for buildings and from 2 to 20 years for machinery and equipment. Vehicles and equipment on operating leases to third parties are originated by dealers and acquired by certain consolidated subsidiaries. Such subsidiaries are also the lessors of certain property that they acquire directly. Vehicles and equipment on operating leases are depreciated primarily on a straight-line method over the lease term, generally three years, to the estimated residual value.

       (14)Long-lived assets
           Toyota reviews its long-lived assets, including investments in affiliated companies, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded is calculated by the excess of the assets carrying value over its fair value. Fair value is determined mainly using a discounted cash flow valuation method.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     FY2004
                        For the year ended March 31, 2004
--------------------------------------------------------------------------------
       (15)Goodwill and intangible assets
           Goodwill is not material to Toyota's consolidated balance sheets. Intangible assets consist mainly of software. Intangible assets with a definite life are amortized on a straight-line basis with estimated useful lives mainly of 5 years. Intangible assets with an indefinite life are tested for impairment whenever events or circumstances indicate that a carrying amount of an asset (asset group) may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted cash flows used in determining the fair value of the asset. The amount of the impairment loss to be recorded is generally determined by using a discounted cash flow analysis.

       (16)Environmental matters
           Environmental expenditures relating to current operations are expensed or capitalized as appropriate. Expenditures relating to existing conditions caused by past operations, which do not contribute to current or future revenues, are expensed. Liabilities for remediation costs are recorded when they are probable and reasonably estimable, generally no later than the completion of feasibility studies or Toyota's commitment to a plan of action. The cost of each environmental liability is estimated by using current technology available and various engineering, financial and legal specialists within Toyota based on current law. Such liabilities do not reflect any offset for possible recoveries from insurance companies and are not discounted.

       (17)Income taxes
           The provision for income taxes is computed based on the pretax income included in the consolidated statement of income. The asset and liability approach is used to recognize deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

       (18)Derivative financial instruments
           Toyota employs derivative financial instruments, including forward foreign currency exchange contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota does not use derivatives for speculation or trading purposes. Changes in the fair value of derivatives are recorded each period in current earnings. The ineffective portion of all hedges is recognized currently in earnings.

       (19)Net income per share
           Basic net income per common share is calculated by dividing net income by the weighted-average number of shares outstanding during the reported period. The calculation of diluted net income per common share is similar to the calculation of basic net income per share, except that the weighted-average number of shares outstanding includes the additional dilution from the assumed exercise of dilutive stock options.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     FY2004
                        For the year ended March 31, 2004
--------------------------------------------------------------------------------
       (20)Stock-based compensation

           Toyota measures compensation expense for its stock-based compensation plan using the intrinsic value method. Toyota accounts for the stock-based compensation plans under the recognition and measurement principles of the Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based compensation cost is reflected in net income, as all options granted under those plans had an exercise price higher than the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of a Statement of Financial Accounting Standard ("FAS") No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation. See note 18 to the consolidated financial statements for weighted-average assumptions used in option pricing model.


                                                                                   Yen in millions
                                                                            -------------------------------
                                                                                  For the year ended
                                                                                    March 31, 2004
        ---------------------------------------------------------------------------------------------------
        Net income                  As reported                                                 1,162,098
                                    Deduct: Total stock-based compensation
                                            expenses determined under fair
                                            value based method for all
                                            awards, net of related tax
                                            effects                                                (1,237)
                                                                            -------------------------------
                                    Pro forma                                                   1,160,861
        ---------------------------------------------------------------------------------------------------
        Net income per share
                                    As reported                                                342.90 yen
           -Basic
                                    Pro forma                                                  342.53 yen

           -Diluted                 As reported                                                342.86 yen
                                    Pro forma                                                  342.50 yen
        ---------------------------------------------------------------------------------------------------


       (21)Other comprehensive income
           Other comprehensive income refers to revenues, expenses, gains and losses that, under accounting principles generally accepted in the United States of America are included in comprehensive income, but are excluded from net income as these amounts are recorded directly as an adjustment to shareholders' equity. Toyota's other comprehensive income is primarily comprised of unrealized gains/ losses on marketable securities designated as available-for-sale, foreign currency translation adjustments and adjustments to recognize additional minimum pension liabilities associated with Toyota's defined benefit pension plans.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     FY2004
                        For the year ended March 31, 2004
--------------------------------------------------------------------------------
       (22)Accounting changes
           In June 2001, the Financial Accounting Standards Board ("FASB") issued FAS No.143 "Accounting for Asset Retirement Obligations" ("FAS 143"). FAS 143 requires full recognition of asset retirement obligations on the balance sheet from the point in time at which a legal obligation exists. The obligation is required to be measured at fair value. The carrying value of the assets to which the retirement obligation relates would be increased by an amount equal to the liability recognized. This amount would then be included in the depreciable base of the asset and charged to income over its life as depreciation. Toyota adopted FAS 143 on April 1, 2003. The adoption of FAS 143 did not have a material impact on Toyota's consolidated financial statements.

           In April 2002, the FASB issued FAS No. 145, "Rescission of FAS Nos. 4, 44, and 64, Amendment of FAS 13, and Technical Corrections" ("FAS 145"). This statement makes various technical corrections to existing pronouncements including the classification of gain or loss on extinguishment of debt, sale-lease back accounting for certain lease modifications. Toyota adopted FAS 145 on April 1, 2003. The adoption of FAS 145 did not have a material impact on Toyota's consolidated financial statements.

           In November 2002, the Emerging Issues Task Force ("EITF") reached consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Toyota adopted this consensus to revenue arrangements entered into in the period commencing July 1, 2003. The adoption of EITF 00-21 did not have a material impact on Toyota's consolidated financial statements.

           In January 2003, the FASB issued FASB Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities - an interpretation of ARB No. 51" and, in December 2003, the FASB revised ("FIN 46R") FIN
           46. This interpretation provides guidance on identifying variable interest entities ("VIEs") for which control is achieved through means other than voting rights and on how to determine when a company should consolidate the VIE. It is not limited to special purpose entities ("SPEs") and will require more companies to consolidate entities with which they have contractual, ownership, or other pecuniary interests that absorb a portion of that entity's expected losses or receive a portion of the entity's residual returns. Toyota applied FIN 46 to VIEs created after January 31, 2003 and to VIEs in which Toyota obtained interests after that date. The adoption of FIN 46 did not have a material impact on Toyota's consolidated financial statements for the year ended March 31, 2003 because of no material such VIEs. The December 2003 revision to FIN 46 deferred the effective date for VIEs created before February 1, 2003 that are not SPEs to January 1, 2004, for Toyota in addition to providing certain scope exceptions. FIN 46R was effective October 1, 2003, for SPEs. The adoption of FIN 46R did not have a material impact on Toyota's consolidated financial statements. See note 12 for further discussion on VIEs.

           In March 2003, the EITF reached consensus on Issue No. 02-9, "Accounting for Changes That Result in a Transferor Regaining Control of Financial Assets Sold" ("EITF 02-9"), for events occurring after April 2, 2003. EITF 02-9 relates to securitizations that have been accounted for as sales under FAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("FAS 140"). In the event that one or more of the control rules are no longer met, the transferor would have to recognize those assets and the related liabilities on the consolidated balance sheet at fair value. The adoption of EITF 02-9 did not have a material impact on Toyota's consolidated financial statements.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     FY2004
                        For the year ended March 31, 2004
--------------------------------------------------------------------------------
           In April 2003, the FASB issued FAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("FAS 149"). FAS 149 amends and clarifies accounting for derivative instruments and improves financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. The amendments to FAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133") fall principally into three categories: amendments related to FAS 133 implementation issues that were previously cleared by the FASB, amendments clarifying the definition of a derivative, and amendments relating to the definition of expected cash flows in FASB Concepts Statement No. 7. "Using Cash Flow Information and Present Value in Accounting Measurements". FAS 149 was effective for contracts entered into or modified after June 30, 2003. Substantially all of Toyota's existing derivatives have been recognized in Toyota's consolidated financial statements under prior FASB's statements and FAS 149 does not alter Toyota's current valuation or disclosures. The adoption of FAS 149 did not have a material impact on Toyota's consolidated financial statements.

           In May 2003, the FASB issued FAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("FAS 150"). This statement improves the accounting for certain financial instruments that, under previous guidances, issuers could account for as equity. FAS 150 requires that those instruments be classified as liabilities in the balance sheet. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective July 1, 2003. The adoption of FAS 150 did not have a material impact on Toyota's consolidated financial statements.

           In May 2003, the EITF reached consensus on Issue No. 01-8, "Determining Whether an Arrangement Contains a Lease" ("EITF 01-8"). EITF 01-8 clarifies the method to identify lease elements in arrangements that do not explicitly include lease provisions, and requires any lease element identified to be accounted for using the current accounting literatures applicable to leases. Toyota applied the provisions of the EITF in the fiscal period commencing July 1, 2003. The adoption of EITF 01-8 did not have a material impact on Toyota's consolidated financial statements.

           In November 2003, the EITF reached consensus on the disclosure provisions in its Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1") for investments accounted for under FAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities, and FAS No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations". See note 6 for disclosures required by those provisions. In March 2004, The EITF also reached consensus within Issue No. 03-1 which provides guidance for evaluating whether an investment is other-than-temporarily impaired, and which requires additional disclosures for cost method investments. Toyota will apply the consensus on the guidance for evaluating other-than-temporary impairments in a reporting period beginning after June 15, 2004, and the consensus on additional disclosures for cost method investments for fiscal years ending after June 15, 2004.

           In December 2003, the FASB revised FAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("FAS 132R"), effective for fiscal years ending after December 15, 2003. This revision added disclosures related to assets, obligations and cash flows relating to employee benefit plans. This statement does not change the standards for recognition or measurement of pension plans and other postretirement benefit plans as required by FAS No. 87, "Employers' Accounting for Pensions", FAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans for Termination Benefits" and FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". See note 19 for disclosures required by FAS 132R.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     FY2004
                        For the year ended March 31, 2004
--------------------------------------------------------------------------------
4       Supplemental cash flow information
        Cash payments for income taxes were 627,483 million yen for the year ended March 31, 2004. Interest payments during the year ended March 31, 2004 were 203,257 million yen.
        Capital lease obligations of 4,826 million yen were incurred for the year ended March 31, 2004.

5       Acquisitions and dispositions
        During the year ended March 31, 2004, Toyota acquired additional ownerships in the following four contract manufacturers, Toyota Auto Body Corporation, Kanto Auto Works LTD, Central Motor CO.,LTD, and P.T. Toyota Motor Manufacturing Indonesia. All of them are primarily engaged in manufacturing Toyota brand vehicles. Until the date of each acquisition, Toyota accounted for its investments in these contract manufacturers by the equity method because Toyota was considered to have significant influences in these companies. After the date of each acquisition, Toyota's consolidated financial statements include the accounts of these contract manufacturers. The fair values of assets acquired and liabilities assumed at the dates of acquisition based on the preliminary allocation of purchase price are as follows:

                                                  Yen in millions
                                                 -----------------
         For the year ended March 31, 2004:
            Assets acquired                              488,939
            Liabilities assumed                         (372,277)
            Minority interest                            (97,008)
            Goodwill                                       9,557
            Less : Cash acquired                         (11,703)
                                                 -----------------
               Net cash paid                              17,508
                                                 -----------------


        Pro forma results of operations of Toyota for the years ended March 31, 2003 and 2004, as if the additional ownership interest in these contract manufacturers had been acquired as of April 1, 2002, is not included because the impact of these acquisitions, either individually or in the aggregate, on Toyota's consolidated results of operations is not considered to be material.

        During the year ended March 31, 2004, Toyota made a number of other acquisitions, however assets acquired and liabilities assumed were not material.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     FY2004
                        For the year ended March 31, 2004
--------------------------------------------------------------------------------
6       Marketable securities and other securities investments

        Marketable securities and other securties investments include debt and equity securities for which the aggregate cost, gross unrealized gains and losses and fair valuea re as follows:

                                                                       Yen in millions
                                               -----------------------------------------------------------------
                                                                        March 31, 2004
                                               -----------------------------------------------------------------
                                                                    Gross          Gross
                                                                 unrealized      unrealized         Fair
                                                    Cost            gains          losses           value
                                               ---------------- -------------- ---------------------------------
          Available-for-sale
          ------------------------------------
             Debt securities                       1,606,685         10,094           1,626         1,615,153
             Equity securities                       460,778        492,483             720           952,541
                                               ---------------- -------------- ---------------------------------
                   Total                           2,067,463        502,577           2,346         2,567,694
                                               ---------------- -------------- ---------------------------------

          Securities not practicable to
          determine fair value
          ------------------------------------
             Debt securities                          43,382
             Equity securities                        79,352
                                               ----------------
                   Total                             122,734
                                               ----------------

Unrealized losses continuously over a 12 months period or more in the aggregate were not material at March 31, 2004.

At March 31, 2004, debt securities classified as available-for-sale mainly consist of Japanese government and municipal bonds and corporate debt securities with maturities from one to ten years.

Proceeds from sales of available-for-sale securities were 183,808 million yen for the year ended March 31, 2004. On those sales, gross realized gains were 8,780 million yen and gross realized losses were 139 million yen.

During the year ended March 31, 2004, Toyota recognized impairment losses on available-for-sale securities of 3,063 million yen, which are included in "Other income, net" in the accompanying consolidated statements of income.

In the ordinary course of business, Toyota maintains long-term investment securities, included in "Marketable securities and other securities investments", issued by a number of non-public companies which are recorded at cost, as their fair values were not readily determinable. Toyota's management employs a systematic methodology to assess the recoverability of such investments by reviewing the financial viability of the underlying companies and the prevailing market conditions in which these companies operate to determine if Toyota's investment in each individual company is impaired and whether the impairment is other-than-temporary. If the impairment is determined to be other-than-temporary, the cost of the investment is written-down by the impaired amount and the losses are recognized currently in earnings.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     FY2004
                        For the year ended March 31, 2004
--------------------------------------------------------------------------------
7    Finance receivables

     Finance receivables consist of the following:

                                                                Yen in millions
                                                                ----------------
                                                                March 31, 2004
                                                                ----------------
               Retail                                                 3,643,998
               Finance leases                                           912,622
               Wholesale and other dealer loans                       1,680,907
                                                                ----------------
                                                                      6,237,527
               Unearned income                                         (298,153)
               Allowance for credit losses                              (87,462)
                                                                ----------------
                  Total Finance receivables, net                      5,851,912
               Less: Current portion                                 (2,622,939)
                                                                ----------------
                  Noncurrent finance receivables, net                 3,228,973
                                                                ----------------

     The contractual maturities of retail receivables, the future minimum lease payments on finance leases and wholesale and other dealer loans at March 31, 2004 are summarized as follows:

                                                          Yen in millions
                                      ------------------------------------------------------------
             Years ending             Retail              Finance           Wholesale and othrt
               March 31                                    lease                 dealer loans
             ------------------------ ------------------- ----------------------------------------
             2005                  1,004,075             229,584               1,437,152
             2006                    905,722             150,097                  58,714
             2007                    755,316             129,870                  56,109
             2008                    553,212              78,509                  42,662
             2009                    267,009              28,951                  58,406
             Thereafter              158,664                 879                  27,864
                                   ---------           ---------               ---------
                Total              3,643,998             617,890               1,680,907
                                   ---------           ---------               ---------

     Finance leases consist of the following:

                                                                Yen in millions
                                                                ----------------
                                                                March 31, 2004
                                                                ----------------
               Minimum lease payments                                   617,890
               Estimated unguaranteed residual values                   294,732
                                                                ----------------
                                                                        912,622
               Less: Unearned income                                   (104,736)
               Less: Allowance for credit losses                        (25,015)
                                                                ----------------
               Finance leases, net                                      782,871
                                                                ----------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     FY2004
                        For the year ended March 31, 2004
--------------------------------------------------------------------------------

     Toyota maintains a program to sell retail finance receivables. Under the program, Toyota's securitization transactions are generally structured as qualifying SPEs ("QSPE"s), thus Toyota achieves sale accounting treatment under the provisions of FAS 140. Toyota recognizes a gain or loss on the sale of the finance receivables upon the transfer of the receivables to the securitization trusts structured as a QSPE. Toyota retains servicing rights and earns a contractual servicing fee of 1% per annum on the total monthly outstanding principal balance of the related securitized receivables. In a subordinated capacity, Toyota retains interest-only strips, subordinated securities, and cash reserve funds in these securitizations, and these retained interests are held as restricted assets subject to limited recourse provisions and provide credit enhancement to the senior securities in Toyota's securitization transactions. The retained interests are not available to satisfy any obligations of Toyota. Investors in the securitizations have no recourse to Toyota beyond Toyota's retained subordinated interests and any amounts drawn on the revolving liquidity notes. Toyota's exposure to these retained interests exists until the associated securities are paid in full. Investors do not have recourse to other assets held by Toyota for failure of obligors on the receivables to pay when due or otherwise.

     The following table summarizes certain cash flows received from and paid to the securitization trusts for the year ended March 31, 2004.



                                                                 Yen in millions
                                                                 ---------------

        Proceeds from new securitizations, net of
           purchased and retained securities                         168,135

        Servicing fees received                                        6,860

        Excess interest received from interest only strips            20,514

        Repurchases of receivables                                   (33,614)

        Servicing advances                                              (792)

        Reimbursement of servicing and maturity advances               1,358

     Toyota sold finance receivables under the program and recognized pretax gains resulting from these sales of 5,608 million yen for the year ended March 31, 2004, after providing an allowance for estimated credit losses. The gain on sale recorded depends on the carrying amount of the assets at the time of the sale. The carrying amount is allocated between the assets sold and the retained interests based on their relative fair values at the date of the sale. The key economic assumptions initially and subsequently measuring the fair value of retained interests include the market interest rate environment, severity and rate of credit losses, and the prepayment speed of the receivables. All key economic assumptions used in the valuation of the retained interests are reviewed periodically and are revised as considered necessary.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     FY2004
                        For the year ended March 31, 2004
--------------------------------------------------------------------------------

     At March 31, 2004, Toyota's retained interests relating to these securitizations include interest in trusts, interest-only strips, and other receivables, amounting to 50,625 million yen.

     No impairment losses on retained interests were recorded for the year ended March 31, 2004. The impairment is calculated by discounting cash flows using management's estimates and other key economic assumptions.

     Key economic assumptions used in measuring the fair value of retained interests at the sale date of securitization transactions completed during the year ended March 31, 2004 were as follows:

        Prepayment speed related to securitizations            1.0% - 1.5%
        Weighted average life (in years)                       1.70 - 1.85
        Expected annual credit losses                        0.50% - 0.80%
        Discount rate used on the subordinated securities             5.0%
        Discount rate used on other retained interests        8.0% - 15.0%

     Expected cumulative static pool losses over the life of the securitizations are calculated by taking actual life to date losses plus projected losses and dividing the sum by the original balance of each pool of assets. Expected cumulative static pool credit losses for the retail loans securitized for the year ended March 31, 2004 were 0.67 %.

     The key economic assumptions and the sensitivity of the current fair value of the retained interest to an immediate 10 and 20 percent adverse change in those economic assumptions are presented below.

                                                                Yen in millions
                                                                ---------------
                                                                March 31, 2004
                                                                ---------------
        Prepayment speed assumption (annual rate)                  1.0 - 1.7%
          Impact on fair value of 10% adverse change                    (846)
          Impact on fair value of 20% adverse change                  (1,691)
        Residual cash flows discount rate (annual rate)           5.0 - 15.0%
          Impact on fair value of 10% adverse change                    (157)
          Impact on fair value of 20% adverse change                    (418)
        Expected credit losses (annual rate)                      0.51 - 1.04%
          Impact on fair value of 10% adverse change                    (340)
          Impact on fair value of 20% adverse change                    (680)

     This hypothetical scenarios do not reflect expected market conditions and should not be used as a prediction of future performance. As the figures indicate, changes in the fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption. Actual changes in one factor may result in changes in another, which might magnify or counteract the sensitivities. Actual cash flows may differ from the above analysis.

--------------------------------------------------------------------------------
                                     - 57 -

--------------------------------------------------------------------------------
                                     FY2004
                                 March 31, 2004
--------------------------------------------------------------------------------
     Outstanding receivable balances, delinquency amounts and net credit losses for managed retail receivables, which include both owned and securitized receivables, as of March 31, 2004 are as follows:

                                                        Yen in millions
                                                    ---------------------
        Principal amount outstanding                     4,012,053
        Delinquent amounts over 60 days or more             16,253
        Credit losses (net of recoveries)                   36,420

        Comprised of:
          Receivables owned                              3,521,021
          Receivables securitized                          491,032

8    Other receivables
     Other receivables relate to arrangements with certain component manufacturers whereby Toyota procures inventory for these component manufactures and is reimbursed for the related purchases.

9    Inventories
     Inventories consist of the following:

                                                       Yen in millions
                                                    ---------------------
                                                       March 31, 2004
                                                    ---------------------
        Finished goods                                     717,201
        Raw materials                                      155,162
        Work in process                                    165,597
        Supplies and other                                  45,366
                                                    ---------------------
             Total                                       1,083,326
                                                    ---------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     FY2004
                       For the year ended March 31, 2004
--------------------------------------------------------------------------------

10   Vehicles and equipment on operating leases

     Vehicles and equipment on operating leases consist of the following:

                                                               Yen in millions
                                                               ---------------
                                                               March 31, 2004
                                                               ---------------
        Vehicles                                                    1,387,404
        Equipment                                                     106,376
                                                               ---------------
                                                                    1,493,780
        Less : Accumulated depreciation                              (375,861)
                                                               ---------------
        Vehicles and equipment on operating leases, net             1,117,919
                                                               ---------------

     Rental income from vehicles and equipment on operating leases was 267,252 million yen for the year ended March 31,2004. Future minimum rentals from vehicles and equipment on operating leases are due in installments as follows:

                      Years ending March 31                      Yen in millions
               -----------------------------------------         ---------------
                          2005                                           255,358
                          2006                                           173,197
                          2007                                            84,612
                          2008                                            28,553
                          2009                                             7,783
                          Thereafter                                      13,557
                                                                 ---------------
                     Total minimum future rentals                        563,060
                                                                 ---------------

     The future minimum rentals as shown above should not be considered indicative of future cash collections.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     FY2004
                       For the year ended March 31, 2004
--------------------------------------------------------------------------------

11   Allowance for doubtful accounts and credit losses

     An analysis of activity within the allowance for doubtful accounts relating to trade accounts and notes receivable for the year ended March 31, 2004 is as follows:

                                                               Yen in millions
                                                              -----------------
          Allowance for doubtful accounts at beginning of year           53,172
          Provision for doubtful accounts                                16,540
          Write-offs                                                     (2,598)
          Other                                                          (5,993)
                                                              -----------------
          Allowance for doubtful accounts at end of year                 61,121
                                                              -----------------

     The other amount includes the impact of additional ownership interest acquired in affiliated companies and currency translation adjustment during the year ended March 31, 2004.

     A portion of the allowance for doubtful accounts balance at March 31, 2004 relates to non-current receivable balances reported as other assets totaling 32,155 million yen.

     An analysis of the allowance for credit losses relating to finance receivables and vehicles and equipment on operating leases for the year ended March 31 2004 is as follows:

                                                               Yen in millions
                                                              -----------------
          Allowance for credit losses at beginning of year              116,888
          Provision for credit losses                                    66,598
          Charge-offs, net of recoveries                                (92,835)
          Other                                                          (3,189)
                                                              -----------------
            Allowance for credit losses at end of year                   87,462
                                                              -----------------

     The other amount primarily includes the impact of currency translation adjustment during the year ended March 31, 2004.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     FY2004
                       For the year ended March 31, 2004
--------------------------------------------------------------------------------
12   Affiliated companies and variable interest entities

     (1) Investments in and transactions with affiliated companies Summarized financial information for affiliated companies accounted for by the equity method is shown below:

                                                               Yen in millions
                                                             -------------------
                                                               March 31, 2004
                                                             -------------------
          Current assets                                               4,632,926
          Noncurrent assets                                            7,128,587
                                                             -------------------
              Total assets                                            11,761,513
                                                             -------------------
          Current liabilities                                          3,407,702
          Long-term liabilities                                        3,823,124
          Shareholders' equity                                         4,530,687
                                                             -------------------
              Total liabilities and shareholders' equity              11,761,513
                                                             -------------------
          Toyota's share of shareholders' equity                       1,358,079
                                                             -------------------
          Number of affiliated companies accounted for by
            the equity method at end of period                                53
                                                             -------------------

                                                               Yen in millions
                                                             -------------------
                                                             For the year ended
                                                                March 31, 2004
                                                             -------------------
          Net revenues                                                13,187,869
                                                             -------------------
          Gross profit                                                 1,650,233
                                                             -------------------
          Net income                                                     403,213
                                                             -------------------


          Entities comprising a significant portion of Toyota's investment in affiliated companies include Denso Corporation, Aioi Insurance Co., Ltd., Toyota Industries Corporation, Toyota Tsusho Corporation, and Aisin Seiki Co., Ltd.

          Certain affiliated companies accounted for by the equity method with carrying amounts of 1,024,084 million yen at March 31, 2004, were quoted on various established markets at an aggregate value of 1,383,398 million yen.

          Account balances and transactions with affiliated companies are presented below:

                                                               Yen in millions
                                                             -------------------
                                                               March 31, 2004
                                                             -------------------
          Trade accounts and notes receivable,
            and other receivables                                        129,036
          Accounts payable and other payables                            460,730

                                                               Yen in millions
                                                             -------------------
                                                             For the year ended
                                                                March 31, 2004
                                                             -------------------
          Net revenues                                                   883,112
          Purchases                                                    2,182,173

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     FY2004
                       For the year ended March 31, 2004
--------------------------------------------------------------------------------

          Dividends from affiliated companies accounted for by the equity method for the year ended March 31, 2004 were 15,722 million yen.

          Toyota has convertible debt securities issued by affiliated companies in amount of 6,196 million yen as of March 31, 2004, which were included in "Investments and other assets - affiliated companies" in the consolidated balance sheets at cost. Fair value of those securities as of March 31, 2004 was 8,005 million yen. Maturities of these convertible debt securities are in two years.

     (2)  Variable Interest Entities

          Toyota enters into securitization transactions with certain special-purpose entities. However, substantially all securitization transactions are with entities that are qualifying special-purpose entities under FAS 140 and thus no material variable interest entities ("VIEs") relating to these securitization transactions.

          Certain joint ventures in which Toyota has invested are deemed as VIEs for which Toyota is not the primary beneficiary. However, neither the aggregate size of these joint ventures nor Toyota's involvements in these entities are material to Toyota's consolidated financial statements.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     FY2004
                                 March 31, 2004
--------------------------------------------------------------------------------
13   Short-term borrowings and long-term debt
     Short-term borrowings at March 31, 2004 consisted of the following:

                                                               Yen in millions
                                                             -------------------
        Loans, principally from banks, with a
          weighted-average interest of 1.29% per annum                   806,508

        Commercial paper with a weighted-average
          interest of 1.47% per annum                                  1,382,516
                                                             -------------------
                                                                       2,189,024
                                                             -------------------

     At March 31, 2004, Toyota has unused short-term lines of credit amounting to 1,578,414 million yen of which 196,655 million yen related to commercial paper programs. Under these programs, Toyota is authorized to obtain short-term financing at prevailing interest rates for periods not in excess of 360 days.

     Long-term debt at March 31, 2004 comprises the following:

                                                               Yen in millions
                                                             -------------------
        Unsecured loans, representing obligations
          principally to banks, due 2004 to 2025 with
          interest ranging from 0.05% to 16.00% per annum               669,751

        Secured loans, representing obligations
          principally to banks, due 2004 to 2019 with
          interest ranging from 0.35% to 5.04% per annum                 29,307

        Medium-term notes of consolidated subsidiaries,
          due 2004 to 2019 with interest ranging from
          0.05% to 7.59% per annum                                    3,027,920

        Unsecured notes of parent company, due 2008 to
          2018  with interest ranging from 1.33 % to 3.00%
          per annum                                                     500,000

        Unsecured notes of consolidated subsidiaries,
          due 2004 to 2031 with interest ranging from 0.27%
          to 7.00% per annum                                          1,044,875

        Notes payable related to securitized finance
          receivables structured as collateralized
          borrowings                                                     23,903

        Long-term capital lease obligations due 2004 to
          2017 with interest ranging from 0.37% to 9.33%
          per annum                                                      76,705
                                                             -------------------
                                                                      5,372,461
        Less : Current portion due within one year                   (1,125,195)
                                                             -------------------
                                                                      4,247,266
                                                             -------------------

     At March 31, 2004, property, plant and equipment with a book value of 122,113 million yen was pledged as collateral by consolidated subsidiaries for certain debt obligations. In addition, other assets aggregating 71,856 million yen was pledged as collateral by consolidated subsidiaries for certain debt obligations including "Notes payable related to securitized finance receivables structured as collateralized borrowings".

     At March 31, 2004, approximately 42%, 31%, 15% and 12% of long-term debt is denominated in U.S. dollars, Japanese yen, euros, and other currencies, respectively.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     FY2004
                       For the year ended March 31, 2004
--------------------------------------------------------------------------------

     The aggregate amounts of annual maturities of long-term debt during the next five years are as follows:

                   Years ending March 31:               Yen in millions
                   ----------------------               ---------------
                           2005                            1,125,195
                           2006                            1,044,568
                           2007                              569,853
                           2008                              984,323
                           2009                              764,761

     Standard agreements with certain banks in Japan include provisions that collateral (including sums on deposit with such banks) or guarantees will be furnished upon the banks' request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all present or future indebtedness to such banks.

     At March 31, 2004, Toyota has unused long-term lines of credit amounting to 1,967,433 million yen.



14   Product warranties

     Toyota provides product warranties for certain defects mainly resulting from manufacturing based on warranty contracts with its customers at the time of sale of products. Toyota accrues estimated warranty costs which would incur in the future in accordance with the warranty contracts. The net change in the accrual for the product warranties for the year ended March 31, 2004, which is included in "Accrued expenses" in the accompanying consolidated balance sheets, consists of the following:


                                                              Yen in millions
                                                              ---------------
       Liabilities for product warranties at beginning of year       240,634
       Payments made during year                                    (193,979)
       Provision for warranties                                      229,578
       Changes relating to pre-existing warranties                    (1,910)
       Other                                                          (5,183)
                                                              ---------------
       Liabilities for product warranties at end of year             269,140
                                                              ---------------

     The other amount primarily includes the impact of currency translation adjustment and the impact of additional ownership interest acquired in affiliated companies.

     In addition to product warranties above, Toyota initiates recall actions or voluntary service campaigns to repair or to replace parts which are expected to fail from products safety perspectives or customer satisfaction standpoints. Toyota accrues costs of these activities based on management's estimates which are not included in the reconciliation above.

15   Other payables

     Other payables are mainly related to purchases of property, plant and equipment and non-manufacturing purchases.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     FY2004
                        For the year ended March 31, 2004
--------------------------------------------------------------------------------
16   Income taxes
     The components of income before income taxes comprise the following:

                                                          Yen in millions
                                                         ----------------
                                                           For the year
                                                               ended
                                                          March 31, 2004
                                                         ----------------
       Income before income taxes:
        Parent company and domestic subsidiaries                1,104,719
        Foreign subsidiaries                                      661,074
                                                         ----------------
             Total                                               1,765,793
                                                         ----------------


     The provision for income taxes consisted of the following:

                                                          Yen in millions
                                                         ----------------
                                                           For the year
                                                               ended
                                                          March 31, 2004
                                                         ----------------
       Current income tax expense:
        Parent company and domestic subsidiaries                  404,672
        Foreign subsidiaries                                      155,804
                                                         ----------------
             Total current                                        560,476
                                                         ----------------


       Deferred income tax expense (benefit):
        Parent company and domestic subsidiaries                   77,970
        Foreign subsidiaries                                       42,858
                                                         ----------------
             Total deferred                                       120,828
                                                         ----------------
             Total provision                                      681,304
                                                         ----------------

     Toyota is subject to a number of different income taxes which, in the aggregate, indicate a statutory rate in Japan of approximately 41.3% in the year ended March 31, 2004. Due to changes in Japanese income tax regulations, effective April 1, 2004, the statutory rate was reduced to approximately 40.2%, and such rate was also used to calculate the future expected tax effects of temporary differences, which are expected to be realized on and after April 1, 2004. Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

                                                        For the year ended
                                                          March 31, 2004
                                                         ----------------
        Statutory tax rate                                           41.3%
        Increase (reduction) in taxes resulting from:
         Non-deductible expenses                                      0.5
         Tax on equity earnings in affiliated companies               1.7
         Valuation allowance                                         (0.9)
         Income tax credits                                          (3.5)
         Changes in tax rate resulting from enactment of
           income tax regulations                                     0.6
         Other                                                       (1.1)
                                                         ----------------
         Effective income tax rate                                   38.6%
                                                         ----------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     FY2004
                        For the year ended March 31, 2004
--------------------------------------------------------------------------------
     Significant components of deferred tax assets and liabilities are as follows:

                                                         Yen in millions
                                                        ----------------
                                                         March 31, 2004
                                                        ----------------

     Deferred tax assets:
       Accrued pension and severance costs                       204,002
       Warranty reserves and accrued expenses                    162,783
       Other accrued employees' compensation                     115,416
       Operating loss carryforwards for tax purposes              84,829
       Inventory adjustments                                      43,392
       Property, plant and equipment and other assets            109,623
       Other                                                     267,745
                                                        ----------------
         Gross deferred tax assets                               987,790
       Less : Valuation allowance                              (104,083)
                                                        ----------------
         Total deferred tax assets                               883,707
                                                        ----------------

     Deferred tax liabilities:
       Unrealized gains on securities                          (273,591)

       Undistributed earnings of affiliates accounted
         for by the equity method                              (360,310)
       Basis difference of acquired assets                      (33,670)
       Lease transactions                                      (287,410)
       Gain on securities contribution to employee
         retirement benefit trust                               (66,523)
       Other                                                    (43,526)
                                                        ----------------
         Gross deferred tax liabilities                      (1,065,030)
                                                        ----------------
         Net deferred tax liability                            (181,323)
                                                        ----------------

     The valuation allowance mainly relates to deferred tax assets of the consolidated subsidiaries with operating loss carryforwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance for deferred tax assets for the year ended March 31, 2004 consist of the following:

                                                        Yen in millions
                                                        ----------------
     Valuation allowance at beginning of year                    119,620
     Additions                                                    17,738
     Deductions                                                  (31,934)
     Other                                                        (1,341)
                                                        ----------------
        Valuation allowance at end of year                       104,083
                                                        ----------------

     The other amount includes the impact of additional ownership interest of acquired affiliated companies, changes in the statutory tax rates and currency translation adjustment during the year ended March 31, 2004.

--------------------------------------------------------------------------------
                                     - 66 -

--------------------------------------------------------------------------------
                                     FY2004
                                 March 31, 2004
--------------------------------------------------------------------------------
     Net deferred tax liability is included in the consolidated balance sheets as follows:

                                                        Yen in millions
                                                        ----------------
                                                         March 31, 2004
                                                        ----------------
     Deferred tax assets:
      Deferred income taxes (Current assets)                     457,161
      Investments and other assets - other                       145,695
     Deferred tax liabilities:
      Other current liabilities                                   (5,618)
        Deferred income taxes (Long-term liabilities)           (778,561)
                                                        ----------------
          Net deferred tax liability                            (181,323)
                                                        ----------------

     Management of Toyota intends to reinvest certain undistributed earnings of their foreign subsidiaries for an indefinite period of time. As a result, no provision for income taxes has been made on undistributed earnings of these subsidiaries not expected to be remitted in the foreseeable future aggregating 1,331,565 million yen as of March 31, 2004. Toyota estimates an additional tax provision of 117,341 million yen would be required at such time if the full amount of these accumulated earnings became subject to Japanese taxes.

     Operating loss carryforwards for tax purposes of consolidated subsidiaries at March 31, 2004 amounted to approximately 218,652 million yen and are available as an offset against future taxable income of such subsidiaries. These carryforwards expire in years 2005 to 2011, with the exception of 112,975 million yen which are not subject to expiration.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     FY2004
                        For the year ended March 31, 2004
--------------------------------------------------------------------------------

17   Shareholders' equity

     Changes in the number of shares of common stock issued have resulted from the following:

                                                        For the year ended
      Common stock issued:                                March 31, 2004
                                                     ----------------------
         Balance at beginning of year                         3,609,997,492
         Issuance during the year                                         -
         Purchase and retirement                                          -
                                                     ----------------------
          Balance at end of year                              3,609,997,492
                                                     ----------------------

     The Japanese Commercial Code provides that an amount equal to at least 10% of cash dividends and other distributions from retained earnings paid by the parent company and its Japanese subsidiaries be appropriated as a legal reserve. No further appropriation is required when total amount of the legal reserve and capital surplus equals 25% of stated capital. The legal reserve included in retained earnings as of March 31, 2004 was 133,432 million yen. The legal reserve is restricted and unable to be used for dividend payments.

     The amount of statutory retained earnings of the parent company available for dividend payments to shareholders was 4,765,477 million yen as of March 31, 2004. In accordance with customary practice in Japan, the appropriations are not accrued in the financial statements for the period to which they relate, but are recorded in the subsequent accounting period after shareholders' approval has been obtained. Retained earnings at March 31, 2004 includes amounts representing final cash dividends of 83,261 million yen, 25 yen per share, which were approved at the shareholders' meeting held on June 23, 2004.

     Retained earnings at March 31, 2004 include 774,172 million yen relating to equity in undistributed earnings of companies accounted for by the equity method.

     In June, 1997, the shareholders of the parent company approved a stock repurchase policy in accordance with the Japanese Commercial Code, which allows the company to purchase treasury stock only for the purpose of retirement of the stock with a resulting reduction in retained earnings. Under the stock repurchase policy, the shareholders authorized the parent company's repurchase, subject to the approval of the Board of Directors, of up to 370 million shares of its common stock without the limitation of time. In accordance with this plan, the parent company repurchased shares approximately 65 million and 77 million during the years ended March 31, 2001 and 2002, respectively. The results of repurchases and retirement of common stock reduced retained earnings for the years ended March 31, 2001, 2002 and 2003 by 263,596 million yen, 129,218 million yen and 142,993 million yen, respectively.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     FY2004
                        For the year ended March 31, 2004
--------------------------------------------------------------------------------
     In 2001, the Japanese Commercial Code was changed and allows the company to purchase treasury stock at any reason at any time by the resolution of the Board of Directors up to the limitation approved at the Shareholders' Meeting. In response to the Japanese Commercial Code amendment, on June 26, 2002, the shareholders of the parent company approved the amendment of the stock repurchase policy in the Articles of Incorporation to delete the limitation of the purpose of purchasing treasury stock noted above. As a result, Toyota's unused authorized shares for the repurchase of shares of common stock under the legacy policy elapsed. In the same Shareholders' Meeting, the shareholders of the parent company also approved the purchase as treasury stock, without any purpose limitation, of up to 170 million shares at a cost up to 600,000 million yen during the period up to the resolution of next Ordinary General Shareholders' Meeting which was held on June 26, 2003. In accordance with this plan, as amended, the parent company repurchased approximately 155 million shares during the year ended March 31, 2003. On June 26, 2003, the shareholders of the parent company again approved the purchase as treasury stock of up to 150 million shares at a cost up to 400,000 million yen during the period until the resolution at the next Ordinary General Shareholders' Meeting which was held on June 23, 2004. According to this authorization, the parent company purchased 113 million shares of its treasury stock, during the approved period of time. Part of this treasury stock acquiring transactions executed subsequent to the balance sheet date. See note 26 to the consolidated financial statements. On June 23, 2004, the shareholders of the parent company again approved the purchase as treasury stock of up to 65 million shares at a cost of up to 250,000 million yen during the period until the resolution of next Ordinary General Shareholders' Meeting that will be held in June, 2005, and,in response to the Japanese Commercial Code amendment, also approved a change in the Articles of Incorporation to grant the Board of Directors the right to repurchase treasury stock on the basis of only its resolution.

     In years prior to 1997, Toyota had made free distributions of shares to its shareholders for which no accounting entry is required in Japan. Had the distributions been accounted for in a manner used by companies in the United States of America, 2,576,606 million yen would have been transferred from retained earnings to the appropriate capital accounts.

     Detailed components of accumulated other comprehensive loss at March 31, 2004 and the related changes, net of taxes for the year ended March 31, 2004 consist of the following:

                                                         Yen in millions
                                  -----------------------------------------------------------
                                    Foreign                       Minimum        Accumulated
                                    currency      Unrealized      pension           other
                                   translation     gains on       liability    comprehensive
                                  adjustments     securities     adjustments    income (loss)
                                  -----------     ----------     -----------   --------------
     Balances at March 31, 2003     (311,773)           7,252      (299,751)          (604,272)
     Other comprehensive
        income (loss)               (203,257)         329,672       273,265            399,680
                                    ---------         -------       -------            -------
     Balances at March 31, 2004     (515,030)         336,924       (26,486)          (204,592)
                                    ---------         -------       -------            -------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     FY2004
                        For the year ended March 31, 2004
--------------------------------------------------------------------------------
     Tax effects allocated to each component of other comprehensive income for the year ended March 31, 2004 are as follows:

                                                                      Yen in millions
                                                ------------------------------------------------------------
                                                  Pre-tax amount   Tax expense (benefit)   Net-of-tax amount
                                                -----------------  ---------------------   -----------------
     For the year ended March 31, 2004:

     Foreign currency translation adjustments          (201,511)            (1,746)            (203,257)

     Unrealized gains on securities:

       Unrealized holding gains arising for
          the year                                      554,496           (211,234)             343,262

       Less: reclassification adjustments for
          losses included in net income                 (21,953)             8,363              (13,590)

     Minimum pension liability adjustments              450,549           (177,284)             273,265
                                                        -------           --------              -------
          Other comprehensive income                    781,581           (381,901)             399,680
                                                        -------           --------              -------

--------------------------------------------------------------------------------
                                     - 70 -

--------------------------------------------------------------------------------
                                     FY2004
                        For the year ended March 31, 2004
--------------------------------------------------------------------------------
18   Stock-based compensation

     In June 1997, the parent company's shareholders approved a stock option plan for board members. In June 2001, the shareholders approved an amendment of the plan to include both board members and key employees. Each year, since the plans' inception, the shareholders have approved the authorization for the grant of options for the purchase of Toyota's common stock. Authorized shares for each year that remain ungranted are unavailable for grant in future years. Stock options with a term ranging from 4 years to 6 years are granted with an exercise price equal to 1.025 times the closing price of Toyota's common stock on the date of grant and generally vest two years from the date of grant.

     Subsequent to March 31, 2004, the shareholders approved the authorization of an additional 2,021,000 shares for issuance under the Toyota's stock option plan for board members and key employees.

     The following table summarizes Toyota's stock option activity:

                                                                       Yen
                                                ---------------------------------------------------
                                                                                        Weighted-
                                                                                          average
                                                                   Weighted-            remaining
                                                  Number             average           contractual
                                                of options        exercise price      life in years
                                                ----------        --------------      -------------
        Balances at March 31, 2003               3,817,000              3,640               3.57
         Granted                                 1,958,000              3,116
         Exercised                                       -                  -
         Canceled                                 (997,000)             3,853
                                                 ---------
        Balances at March 31, 2004               4,778,000              3,381               3.90
                                                 ---------              -----               ----
        Exercisable at March 31, 2004            1,253,000              4,330               1.13
                                                 ---------              -----               ----

     The following table summarizes information for options outstanding and options exercisable at March 31, 2004:

                                        Outstanding                                 Exercisable
                      --------------------------------------------------  --------------------------------
      Exercise price                Weighted-average    Weighted-average                  Weighted-average
          range        Number of    exercise price       remaining life                    exercise price
      ---------------   shares      ----------------    ----------------     Number       ----------------
            Yen                           Yen                Years         of shares            Yen
      ---------------  ----------   ----------------    ----------------   ---------      ----------------
      2,958 - 4,000    3,525,000              3,044                4.88              -                  -
      4,001 - 4,838    1,253,000              4,330                1.13      1,253,000              4,330
                      ----------                                           -----------
      2,958 - 4,838    4,778,000              3,381                3.90      1,253,000              4,330

     The weighted-average fair value per option at the date of grant for options granted during the year ended March 31, 2004 was 769 yen. The fair value of options granted, which is amortized over the option vesting period in determining the pro forma impact in Note "3 Summary of significant accounting policies", is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

        Dividend rate                                             1.5%
        Risk-free interest rate                                   0.4%
        Expected volatility                                        34%
        Expected holding period (years)                            5.3
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     FY2004
                       For the year ended March 31, 2004
--------------------------------------------------------------------------------
19   Employee benefit plans
     (1)  Pension and severance plans
          On terminating employment, employees of the parent company and subsidiaries in Japan are entitled, under most circumstances, to lump-sum indemnities or pension payments as described below, based on current rates of pay and lengths of service. Under normal circumstances, the minimum payment prior to retirement age is an amount based on voluntary retirement. Employees receive additional benefits on involuntary retirement, including retirement at the age limit.

          The parent company and most subsidiaries in Japan have contributory funded defined benefit pension plans, which are pursuant to the Japanese Welfare Pension Insurance Law. The contributory pension plans cover a portion of the governmental welfare pension program ("Substitutional Portion"), under which the contributions are made by the companies and their employees, and an corporate portion representing the noncontributory pension plans. The pension benefits are determined based on years of service and the compensation amounts as stipulated in the aforementioned regulations, and are payable, at the option of the retiring employee, as a monthly pension payment or in a lump-sum amount. The contributions to the plans are funded with several financial institutions in accordance with the applicable laws and regulations. These pension plan assets consist principally of investments in government obligations, equity and fixed income securities, and insurance contracts.

          The parent company and most of subsidiaries in Japan revised their defined benefit pension plans during the years ended March 31, 2001 and 2002, which resulted in the reductions of projected benefit obligations. These effects of the reductions in the projected benefit obligations have been reflected as an unrecognized prior service cost.

          During the year ended March 31, 2003, the parent company revised its lump-sum indemnities plan and the benefits under the lump-sum indemnities plan were reduced by approximately 12.5% in exchange for assets of an equivalent amount being contributed to a newly established defined contribution plan. This plan amendment reduced accumulated benefit obligations of the lump-sum indemnities plan by 36,807 million yen, which is equivalent to the benefits transferred to the defined contribution plan, and the difference between this amount and the relevant amount of projected benefit obligation resulted in 10,401 million yen being treated as negative unrealized prior service cost. Most foreign subsidiaries have defined benefit pension plans or severance indemnity plans covering substantially all of their employees under which the cost of benefits is currently invested or accrued. The benefits for these plans are based primarily on current rate of pay and lengths of service.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     FY2004
                        For the year ended March 31, 2004
--------------------------------------------------------------------------------
     (2) Transfer to the government of the Substitutional Portion of the Employee Pension Fund Liabilities
          The parent company had maintained the Toyota Motor Pension Fund, a employees' pension fund (EPF) pursuant to the Japanese Welfare
          Pension Insurance Law (JWPIL). The EPF consisted of two tiers, "Substitutional Portion", in which the EPF, in lieu of the government's social insurance program, collected contributions, funded them and paid benefits to the employees with respect to the pay-related portion of the old-age pension benefits prescribed by JWPIL, and "Corporate Portion" which was established at the discretion of each employer.

          In June 2001, the Corporate Defined Benefit Pension Plan Law was enacted and allows any EPF to terminate its operation relating to "Subsititutional Portion" that in the past an EPF had operated and managed in lieu of the government, subject to approval from the Japanese Minister of Health, Labour and Welfare. In September 2003, in response to the enactment, Toyota Motor Pension Fund obtained the approval from the Minister for the exemption from benefit payments related to employee services of "Subsititutional Portion". In January 2004, Toyota Motor Pension Fund completed the transfer of the plan assets equivalent to "Subsititutional Portion" to the government. In addition, during the year ended March 31, 2004, certain subsidiaries and affiliates in Japan that had EPFs also completed the transfer of the plan assets equivalent to "Subsititutional Portion" to the government in compliance with the same procedure as did the parent company. Certain other subsidiaries and affiliates in Japan that have EPFs are currently in process of obtaining the approval from the Minister for the exemption from the benefit payments related to employee service of "Subsititutional Portion" and upon approval will transfer the plan assets equivalent to "Subsititutional Portion" to the government.

     In accordance with the consensus on EITF Issue No. 03-2, Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities ("EITF 03-2"), Toyota accounted the entire separation process, upon completion of transfer of the plan assets to the government, as a single settlement transaction. During the year ended March 31, 2004, Toyota recognized a settlement loss of 323,715 million yen as part of net periodic pension costs which is the proportionate amount of the net unrecognized loss immediately prior to the separation related to the entire EPF, and which is determined based on the proportion of the projected benefit obligation settled to the total projected benefit obligation immediately prior to the separation. Toyota also recognized as a reduction of net periodic pension costs at gain of 109,885 million yen which resulted from the derecognition of previously accrued salary progression. In addition, Toyota recognized a gain of 320,867 million yen which represented the difference between the obligation settled and the assets transferred to the government. These gains and losses are reflected in the consolidated statement of income for the year ended March 31, 2004 as follows:

                                                                        Yen in millions
                                                --------------------------------------------------------------
                                                                For the year ended March 31, 2004
                                                --------------------------------------------------------------
                                                      Costs of           Selling, general
                                                   products sold        and administrative         Total
                                                   -------------        ------------------         -----

        Settlement losses                              (288,177)             (35,538)            (323,715)
        Gains on derecognition of previously
            accrued salary progression                   98,079               11,806              109,885
        Gains on difference between the
            obligation settled and the assets                 -              320,867              320,867
            transferred                                --------              -------              -------
             Total                                     (190,098)             297,135              107,037
                                                       ========              =======              =======

        All these gains and losses are non-cash gains and losses, and reported on a net basis in "Pension and severance costs, less payments" in the consolidated statement of cash flow for the year ended March 31, 2004

     Toyota uses a March 31 measurement date for the majority of its benefit plans.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     FY2004
                        For the year ended March 31, 2004
--------------------------------------------------------------------------------


     (3) Information regarding Toyota's defined benefit plans Information regarding Toyota's defined benefit plans is as follows:

                                                         Yen in millions
                                                        -----------------
                                                         March 31, 2004
                                                        -----------------
     Change in benefit obligation:
       Benefit obligation at beginning of year                 2,346,127
       Service cost                                               75,988
       Interest cost                                              48,674
       Plan participants' contributions                            2,245
       Plan amendments                                            (7,903)
       Projected benefit obligation settled due to
          the separation of substitutional portion              (752,646)
       Actuarial gain                                            (11,280)
       Acquisition and other                                     265,969
       Benefits paid                                             (76,123)
                                                        -----------------
            Benefit obligation at end of year                  1,891,051
                                                        -----------------

     Change in plan assets:
       Fair value of plan assets at beginning of year            932,166

       Actual return on plan assets                              171,600
       Acquisition and other                                     128,031
       Employer contributions                                    213,790
       Plan participants' contributions                            2,245
       Assets transferred to the government due to
          the separation of substitutional portion              (321,894)
       Benefits paid                                             (76,123)
                                                        -----------------
            Fair value of plan assets at end of year           1,049,815
                                                        -----------------
     Funded status                                               841,236
     Unrecognized actuarial loss                                (478,830)
     Unrecognized prior service costs                            129,965
     Unrecognized net transition obligations                     (27,572)
                                                        -----------------
           Net amount recognized                                 464,799
                                                        -----------------

     In connection with the enactment of the Corporate Defined Benefit Pension Plan Law and the transfer of the "Substitutional Portion", the parent company performed the pension financing calculation of Toyota Motor Pension Fund as required by the Law and contributed 115,294 million yen to plan assets in cash, equivalent to unfunded amount in the calculation of the Fund also as required by the Law.

     Amounts recognized in the consolidated balance sheets are comprised of the following:

                                                         Yen in millions
                                                        -----------------
                                                         March 31, 2004
                                                        -----------------

      Accrued pension and severance costs                     725,569
      Prepaid pension and severance costs                    (164,176)
      Investments and other assets                            (18,627)
      Accumulated other comprehensive income                  (77,967)
                                                        -----------------
        Net amount recognized                                 464,799
                                                        -----------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     FY2004
                        For the year ended March 31, 2004
--------------------------------------------------------------------------------
     The accumulated benefit obligation for all defined benefit pension plans was 1,688,666 million yen at March 31, 2004.

     The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for which the accumulated benefit obligations exceed plan assets are as follows:

                                                         Yen in millions
                                                        -----------------
                                                         March 31, 2004
                                                        -----------------
       Projected benefit obligation                             1,051,841
       Accumulated benefit obligation                             954,158
       Fair value of plan assets                                  349,217

     Components of net periodic (benefit) cost are as follows:

                                                         Yen in millions
                                                        -----------------
                                                           For the year
                                                              ended
                                                         March 31, 2004
                                                        -----------------
       Service cost                                              75,988
       Interest cost                                             48,674
       Expected return on plan assets                           (24,991)
       Amortization of prior service costs                      (15,092)
       Recognized net actuarial loss                             45,653
       Settlement loss resulted from the transfer
         of the subsitutional portion                           213,830
       Amortization of net transition obligation                 18,963
                                                       -----------------
         Net periodic pension cost                              363,025
                                                       -----------------

     In addition to net periodic pension costs, Toyota recorded an additional minimum liability totaling 96,594 million yen at March 31, 2004, for plans where the accumulated benefit obligation exceeded the fair market value of plan assets and accrued pension and severance costs. Minimum pension liability adjustments included in other comprehensive income are as follows:

                                                         Yen in millions
                                                        -----------------
                                                           For the year
                                                              ended
                                                         March 31, 2004
                                                        -----------------
       Minimum pension liability adjustments,
       included in other comprehensive income                  273,265

     Weighted-average assumptions used to determine benefit obligations as of March 31, 2004 are as follows:

       Discount rate                                               2.2%
       Rate of compensation increase                           0.5-9.7%

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     FY2004
                        For the year ended March 31, 2004
--------------------------------------------------------------------------------

          Weighted-average assumptions used to determine net periodic (benefit) cost for the year ended March 31, 2004 are as follows:


           Discount rate                                             2.1%
           Expected return on plan assets                            2.1%
           Rate of compensation increase                         0.8-9.7%

          The expected rate of return on plan assets is determined considering several applicable factors mainly including, compositions of plan assets held, assumed risks of asset management, historical results of the return on plan assets, Toyota's principal policy for plan asset management, and forecasted market conditions.

          Toyota's pension plan weighted-average asset allocations as of March 31, 2004, by asset category are as follows:

           Equity securities                                            49.4%
           Debt securities                                              16.9%
           Real estate                                                   0.3%
           Other                                                        33.4%
                                                                   ---------
             Total                                                     100.0%
                                                                   ---------

          Toyota's policy and objective for plan asset management is to maximize returns on plan assets to meet future benefit payment requirements under risks which Toyota considers permissible. Asset allocations under plan asset management are determined based on Toyota's plan asset management guideline established to achieve the optimized asset compositions in terms of long-term overall plan asset management. To determine individual investments, Toyota performs in advance sound assessments on corresponding factors mainly risks, transaction costs and liquidity of each potential investee under the examination. To measure results of plan asset management, Toyota establishes benchmark return rates for each individual investment, combines these individual benchmark rates based on the asset composition ratios within each asset category, and compares the combined rates with the corresponding actual return rates on each asset category.

          Toyota expects to contribute 96,888 million yen to its pension plan in the year ending March 31, 2005.

     (4) Postretirement benefits other than pensions and postemployment benefits

          Toyota's U.S. subsidiaries provide certain health care and life insurance benefits to eligible retired employees. In addition, Toyota provides benefits to certain former or inactive employees after employment, but before retirement. These benefits are currently unfunded and provided through various insurance companies and health care providers. The cost of these benefits are recognized over the period the employee provides credited service to Toyota. Toyota's obligations under these arrangements are not material.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     FY2004
                       For the year ended March 31, 2004
--------------------------------------------------------------------------------
20   Derivative financial instruments

     Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps and interest rate currency swap agreements to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota does not use derivatives for speculation or trading.

     (1)  Fair value hedges

          Toyota enters into interest rate swaps, and interest rate currency swap agreements mainly to convert its fixed-rate debt to variable-rate debt. Toyota uses interest rate swap agreements in managing its exposure to interest rate fluctuations. Interest rate swap agreements are executed as either an integral part of specific debt transactions or on a portfolio basis. Toyota uses interest rate currency swap agreements to entirely hedge exposure to exchange rate fluctuations on principal and interest payments for borrowings denominated in foreign currencies. Notes and loans payable issued in foreign currencies are hedged by concurrently executing interest rate currency swap agreements which involve the exchange of foreign currency principal and interest obligations for each functional currency obligations at agreed-upon currency exchange and interest rates.

          For the year ended March 31, 2004, Toyota reported gains of 10,413 million yen related to the ineffective portion of Toyota's fair value hedges which is included in cost of financing operations in the accompanying consolidated statements of income. For fair value hedging relationships, the components of each derivative's gain or loss are included in the assessment of hedge effectiveness.

     (2)  Undesignated derivative financial instruments

          Toyota uses foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements, and interest rate options, which manage its exposure to foreign currency exchange fluctuation and interest rate fluctuation from an economic perspective, and which Toyota is unable or has elected not to apply hedge accounting. Unrealized gains or losses on these derivative instruments are reported in cost of financing operations and foreign exchange gain, net in the accompanying consolidated statement of income together with realized gains or losses on those derivative instruments.

21   Other financial instruments

     Toyota has certain financial instruments, including financial assets and liabilities and off-balance sheet financial instruments which arose in the normal course of business. These financial instruments are executed with creditworthy financial institutions, and virtually all foreign currency contracts are denominated in U.S. dollars, euros and other currencies of major industrialized countries. Financial instruments involve, to varying degrees, market risk as instruments are subject to price fluctuations, and elements of credit risk in the event a counterparty should default. In the unlikely event the counterparties fail to meet the contractual terms of a foreign currency or an interest rate instrument, Toyota's risk is limited to the fair value of the instrument. Although Toyota may be exposed to losses in the event of non-performance by counterparties on financial instruments, it does not anticipate significant losses due to the nature of its counterparties. Counterparties to Toyota's financial instruments represent, in general, international financial institutions. Additionally, Toyota does not have a significant exposure to any individual counterparty. Based on the creditworthiness of these financial institutions, collateral is generally not required of the counterparties or of Toyota. Toyota believes that the overall credit risk related to its financial instruments is not significant.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     FY2004
                                 March 31, 2004
--------------------------------------------------------------------------------

     The estimated fair values of Toyota's financial instruments, excluding marketable securities and other securities investments and affiliated companies, are summarized as follows:

                                                                               Yen in millions
                                                                          ----------------------------
                                                                               March 31,2004
                                                                          ----------------------------
                                                                          Carrying          Estimated
     Asset (Liability)                                                     amount           fair value
     --------------------------------------------------------------------------------------------------
         Cash and cash equivalents                                         1,729,776         1,729,776
         Time deposits                                                        68,473            68,473
         Total finance receivables, net                                    5,069,041         5,228,629
         Other receivables                                                   396,788           396,788
         Short-term borrowings                                            (2,189,024)      (2,189,024)
         Long-term debt including the current portion                     (5,295,756)      (5,387,028)
         Foreign exchange forward contracts                                    8,923             8,923
         Interest rate and currency swap agreements                          208,141           208,141
         Option contracts purchased                                            8,841             8,841
         Option contracts written                                            (1,725)           (1,725)
     --------------------------------------------------------------------------------------------------


     Following are explanatory notes regarding the financial assets and liabilities other than derivative financial instruments.

     (1)  Cash and cash equivalents, time deposits and other receivables

          In the normal course of business, substantially all cash and cash equivalents, time deposits and other receivables are highly liquid and are carried at amounts which approximate fair value.

     (2)  Finance receivables, net

          The carrying value of variable rate finance receivables was assumed to approximate fair value as they were repriced at prevailing market rates at March 31, 2004. The fair value of fixed rate finance receivables was estimated by discounting expected cash flows using the rates at which loans of similar credit quality and maturity would be made as of March 31, 2004.

     (3)  Short-term borrowings and long-term debt

          The fair values of short-term borrowings and total long-term debt including the current portion were estimated based on the discounted amounts of future cash flows using Toyota's current incremental borrowing rates for similar liabilities.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     FY2004
                        For the year ended March 31, 2004
--------------------------------------------------------------------------------

22   Lease commitments

     Toyota leases certain assets under capital lease and operating lease arrangements.
     An analysis of leased assets under capital leases is as follows:

                                                             Yen in millions
                                                           -------------------
          Class of property                                  March 31, 2004
                                                           -------------------
                  Building                                             10,937
                  Machinery and equipment                             161,446
                  Less : Accumulated depreciation                    (118,956)
                                                           -------------------
                                                                       53,427
                                                          -------------------

     Amortization expense under capital leases for the year ended March 31, 2004 was 12,908 million yen.

     Future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2004 are as follows:

                       Years ending March 31:                 Yen in millions
                --------------------------------------      ------------------
                             2005                                      15,662
                             2006                                      15,340
                             2007                                      14,753
                             2008                                      11,036
                             2009                                       5,371
                             Thereafter                                24,328
                                                            -----------------
                Total minimum lease payments                           86,490
                Less: Amount representing interest                     (9,785)
                                                            -----------------
                Present value of net minimum lease payments            76,705
                Less: Current obligations                             (13,997)
                                                            -----------------
                Long-term capital lease obligations                    62,708
                                                            -----------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     FY2004
                        For the year ended March 31, 2004
--------------------------------------------------------------------------------

     Rental expense under operating leases for the year ended March 31, 2004 was 81,912 million yen.

     The minimum rental payments required under operating leases relating primarily to land, buildings and equipment having initial or remaining non-cancelable lease terms in excess of one year at March 31, 2004 are as follows:

                       Years ending March 31:                 Yen in millions
                --------------------------------------      ------------------
                         2005                                          9,304
                         2006                                          7,470
                         2007                                          5,281
                         2008                                          3,680
                         2009                                          2,950
                         Thereafter                                   12,235
                                                            -----------------
            Total minimum future rentals                              40,920
                                                            -----------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     FY2004
                                 March 31, 2004
--------------------------------------------------------------------------------
23   Other commitments and contingencies, concentrations
     Commitments outstanding at March 31, 2004 for the purchase of property, plant and equipment and other assets approximated 56,352 million yen.

     Toyota enters into contracts with Toyota dealers to guarantee customers' payment of their installment payables that arises from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Guarantee periods are set to match maturity of installment payments, and at March 31, 2004, range from one month to 35 years, however, they are generally shorter than the useful lives of products sold. Toyota is required to execute its guarantee primarily when customers are unable to make required payments. The maximum potential amount of future payments as of March 31, 2004 is 1,035,211 million yen. Liabilities for guarantee of 4,432 million yen have been provided as of March 31, 2004. Under these guarantee contracts, Toyota is entitled to recover any amounts paid from the customers whose obligations Toyota guaranteed.

     In February 2003, Toyota, General Motors Corporation, Ford, DaimlerChrysler, Honda, Nissan, BMW and their U.S. and Canadian sales and marketing subsidiaries, the National Automobile Dealers Association and the Canadian Automobile Dealers Association were named as defendants in purported nationwide class actions on behalf of all purchasers of new motor vehicles in the United States since January 1, 2001. Twenty-six similar actions were filed in federal courts in California, Illinois, New York, Massachusetts, Florida, New Jersey and Pennsylvania. Additionally, fifty-five parallel class actions were filed in state courts in California, Minnesota, New Mexico, New York, Tennessee, Wisconsin, Arizona, Florida and New Jersey on behalf of the same purchasers in these states. As of April 1, 2004, actions filed in federal courts were consolidated in Maine and actions filed in the state courts of California and New Jersey was also consolidated, respectively. The nearly identical complaints allege that the defendants violated the Sherman Antitrust Act by conspiring among themselves and with their dealers to prevent the sale to United States citizens of vehicles produced for the Canadian market. The complaints allege that new vehicle prices in Canada are 10% to 30% lower than those in the United States and that preventing the sale of these vehicles to United States citizens resulted in United States consumers paying excessive prices for the same type of vehicles. The complaints seek permanent injunctions against the alleged antitrust violations and treble damages in an unspecified amount. In March 2004, the federal district court of Maine (i) dismissed claims against certain Canadian sales and marketing subsidiaries, including Toyota Canada, Inc., for lack of personal jurisdiction but denied or deferred to dismiss claims against certain other Canadian companies, and
     (ii) dismissed the claim for damages but did not bar the plaintiffs from seeking injunctive relief against the alleged antitrust violations. The plaintiffs have already submitted an amended complaint in order to proceed on the claim for damages. Toyota believes that its actions have been lawful and intends to vigorously defend these cases.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     FY2004
                                 March 31, 2004
--------------------------------------------------------------------------------
     Toyota has various legal actions, governmental proceedings and other claims pending against it, including product liability claims in the United States. Although the claimants in some of these actions seek potentially substantial damages, Toyota cannot currently determine its potential liability or the damages, if any, with respect to these claims. However, based upon information currently available to Toyota, Toyota believes that its losses from these matters, if any, would not have a material adverse effect on Toyota's financial position, operating results or cash flows.

     In September 2000, the European Union approved a directive that requires member states to promulgate regulations implementing the following by April 21, 2002: 1) manufacturers shall bear all or significant part of the cost for taking back end-of-life vehicles put on the market after July 1, 2002 and dismantling and recycling those vehicles. Beginning January 1, 2007, manufacturers will also be financially responsible for vehicles put on the market before July 1, 2002; 2)manufacturers may not use certain hazardous materials in vehicles to be sold after July 2003; 3)vehicle type approved and put on market after three years after the amendment of Directive on Type-approval, shall be re-usable and/or recyclable to a minimum of 85% by weight per vehicle and are re-usable and/or recoverable to a minimum of 95% by weight per vehicle; and 4) end-of-life vehicles must meet actual re-use and recovery targets of 80% and 85%, respectively, of vehicle weight by 2006, rising respectively to 85% and 95% by 2015. Currently, there are numerous uncertainties surrounding the form and implementation of the applicable regulations in different European Union member states, particularly regarding manufacturer responsibilities and resultant expenses that may be incurred. All of the member states, except for Finland, have adopted legislation to implement the directive. In addition, Sweden and Denmark have existing legislation that partially implements the directive. Belgium has partially adopted legislation implementing the directive. The implementation of the directive has also been in progress in 10 candidate states joined EU in May 2004. In addition, under this directive member states must take measures to ensure that car manufacturers, distributors and other auto-related businesses establish adequate used vehicle disposal facilities and to ensure that hazardous materials and recyclable parts are removed from vehicles prior to scrapping. This directive impacts Toyota's vehicles sold in the European Union and Toyota expects to introduce vehicles that are in compliance with such measures taken by the member states pursuant to the directive. Based on the legislation that has been enacted to date, Toyota has provided for its estimated liability related to covered vehicles in existence as of March 31, 2004. Depending on the legislation implemented in the eight member states that have not yet enacted legislation and other circumstances, Toyota may be required to provide additional accruals for the expected costs to comply with these regulations. Although Toyota does not expect its compliance with the directive to result in significant cash expenditures, Toyota is continuing to assess the impact of this future legislation on its results of operations, cash flows and financial position.

     Toyota has a concentration of material purchases from a supplier which is an affiliated company. These purchases approximate 10% of material costs.

     The parent company has a concentration of labor supply in employees working under collective bargaining agreements and a substantial portion of these employees are working under the agreement that will expire on December 31, 2005.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     FY2004
                        For the year ended March 31, 2004
--------------------------------------------------------------------------------

24   Segment data

     The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.
     The major portions of Toyota's operations on a worldwide basis are derived from the Automotive and Financial Services business segments. The Automotive segment designs, manufactures, assembles and distributes passenger cars, sportutility vehicles, minivans, trucks and related parts and accessories. The Financial Services segment consists primarily of financing operations, and vehicle and equipment leasing operations to assist in the merchandising of Toyota's products as well as other products. The All Other segment includes prefabricated housing and various other business activities.

     The following tables present certain information regarding Toyota's industry segments and operations by geographic areas as of and for the year ended March 31, 2004:

     (Segment operating results and assets)

     ---------------------------------------------------------------------------------------------------
                                                                         Intersegment
                                                                         Elimination/
                           Automotive      Financial       All Other     Unallocated     Consolidated
                            (Yen in         Services        (Yen in         Amount         (Yen in
                           millions)    (Yen in millions)  millions)    (Yen in millions)  millions)
     ---------------------------------------------------------------------------------------------------
     Net revenues
      (1) Sales to external    15,963,100        716,727        614,933                -     17,294,760
          customers
      (2) Inter-segment sales      10,726         20,125        281,311         (312,162)              -
     ---------------------------------------------------------------------------------------------------
          Total revenue        15,973,826        736,852        896,244         (312,162)     17,294,760
     ---------------------------------------------------------------------------------------------------
     Operating expenses        14,454,872        590,854        880,997         (298,853)     15,627,870
     ---------------------------------------------------------------------------------------------------
     Operating income           1,518,954        145,998         15,247          (13,309)      1,666,890
     ---------------------------------------------------------------------------------------------------
     Segment assets            10,207,395      8,138,297        941,925         2,752,611     22,040,228
     ---------------------------------------------------------------------------------------------------
     Investment in equity
       method investees         1,092,713        211,657              -            60,407      1,364,777
     ---------------------------------------------------------------------------------------------------
     Depreciation                 772,829        175,533         21,542                 -        969,904
     ---------------------------------------------------------------------------------------------------
     Expenditures for
       segment assets           1,020,608        432,222         43,212           (7,501)      1,488,541
     ---------------------------------------------------------------------------------------------------

     Unallocated amounts included in segment assets represents assets held for corporate purposes, which mainly consist of cash and cash equivalents and marketable securities. Such corporate assets were 3,270,973 million yen, as of March 31, 2004.

     Certain financial statement data on non-financial services and financial services businesses

     The financial data below presents separately Toyota's non-financial services and financial services businesses.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     FY2004
                                 March 31, 2004
--------------------------------------------------------------------------------
     (1) Consolidated balance sheets on non-financial services and financial services businesses

     -----------------------------------------------------------------------------------------------------
                           Item                                  Yen in millions          Percentage
     -----------------------------------------------------------------------------------------------------
     (Assets)
       (Non-Financial Services Businesses)
     1 Current assets
       1 Cash and cash equivalents                                     1,618,876
       2 Time deposits                                                    16,689
       3 Marketable securities                                           444,543
       4 Trade accounts and notes receivable,
          less allowance for doubtful accounts                         1,555,606
       5 Finance receivables, net                                         14,599
       6 Inventories                                                   1,083,326
       7 Prepaid expenses and other current assets                     1,391,600
                                                           ------------------------
           Total current assets                                        6,125,239               27.8
     2 Noncurrent finance receivables, net                                 7,960                0.0
     3 Investments and other assets                                    4,246,665               19.3
     4 Property, plant and equipment                                   4,398,163               20.0
                                                           ------------------------
           Total assets                                               14,778,027               67.1
                                                           ------------------------


       (Financial Services Businesseses)
     1 Current assets
       1 Cash and cash equivalents                                       110,900
       2 Time deposits                                                    51,784
       3 Marketable securities                                             3,914
       4 Finance receivables, net                                      2,608,340
       5 Prepaid expenses and other current assets                       605,019
                                                           ------------------------
           Total current assets                                        3,379,957               15.3
     2 Noncurrent finance receivables, net                             3,221,013               14.6
     3 Investments and other assets                                      580,843                2.6
     4 Property, plant and equipment                                     956,484                4.4
                                                           ------------------------
           Total assets                                                8,138,297               36.9

       (Eliminations)
           Elimination of assets                                       (876,096)               (4.0)

       (Consolidated)
                                                           ------------------------
           Total assets                                               22,040,228              100.0
                                                           ------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     FY2004
                                 March 31, 2004
--------------------------------------------------------------------------------

     -----------------------------------------------------------------------------------------------------
                           Item                                  Yen in millions          Percentage
     -----------------------------------------------------------------------------------------------------
     (Liabilities)
       (Non-Financial Services Businesses)
     1 Current liabilities
       1 Short-term borrowings                                           718,396
       2 Current portion of long-term debt                                62,634
       3 Accounts payable                                              1,695,255
       4 Accrued expenses                                              1,084,357
       5 Income taxes payable                                            241,691
       6 Other current liabilities                                       971,796
                                                             -------------------
           Total current liabilities                                   4,774,129               21.7
     2 Long-term liabilities
       1 Long-term debt                                                  771,791
       2 Accrued pension and severance costs                             724,369
       3 Other long-term liabilities                                     600,158
                                                             -------------------
           Total long-term liabilities                                 2,096,318                9.5
                                                             -------------------
           Total liabilities                                           6,870,447               31.2

       (Financial Services Businesses)
     1 Current liabilities
       1 Short-term borrowings                                         2,029,258
       2 Current portion of long-term debt                             1,088,762
       3 Accounts payable                                                 15,287
       4 Accrued expenses                                                 53,031
       5 Income taxes payable                                             10,864
       6 Other current liabilities                                       259,826
                                                             -------------------
           Total current liabilities                                   3,457,028               15.7
     2 Long-term liabilities
       1 Long-term debt                                                3,726,355
       2 Accrued pension and severance costs                               1,200
       3 Other long-term liabilities                                     244,386
                                                             -------------------
           Total long-term liabilities                                 3,971,941               18.0
                                                             -------------------
           Total liabilities                                           7,428,969               33.7
       (Elimination) Elimination of liabilities                         (884,048)              (4.0)
                                                             -------------------
       (Consolidated) Total liabilities                               13,415,368               60.9

     (Minority interest in consolidated subsidiaries)
       (Consolidated) Minority interest in consolidated
       subsidiaries                                                      446,293                2.0

     (Shareholders' equity)
                                                             -------------------
       (Consolidated) Total shareholder's equity                       8,178,567               37.1
                                                             -------------------
       (Consolidated)
         Total liabilities, minority interest in consolidated
            subsidiaries and shareholders' equity                     22,040,228              100.0
                                                             -------------------

     (Note) Segment assets in non-financial services businesses include unallocated corporate assets.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     FY2004
                        For the year ended March 31, 2004
--------------------------------------------------------------------------------
     (2) Consolidated statement of income on non-financial services and financial services businesses

     -----------------------------------------------------------------------------------------------------
                           Item                                  Yen in millions          Percentage
     -----------------------------------------------------------------------------------------------------
       (Non- Financial Services Businesses)
     1 Net revenues                                                   16,586,814              100.0
     2 Costs and expenses                                             15,048,559               90.7
       1 Cost of revenues                                             13,507,835
       2 Selling, general and administrative                           1,540,724
                                                             -------------------
           Operating income                                            1,538,255                9.3
     3 Other income, net                                                  97,885                0.6
                                                             -------------------
           Income before income taxes, minority interest and
             equity in earnings of affiliated companies                1,636,140                9.9
           Provision for income taxes                                    627,038                3.8
                                                             -------------------
           Income before minority interest and equity in
             earnings of affiliated companies                          1,009,102                6.1

                                                             -------------------
           Minority interest in consolidated subsidiaries                (41,886)              (0.3)
           Equity in earnings of affiliated companies                    107,542                0.7
                                                             -------------------
           Net income                                                  1,074,758                6.5

       (Financial Services Businesses)
     1 Net revenues                                                      736,852              100.0
     2 Costs and expenses                                                590,854               80.2
       1 Cost of revenues                                                365,750
       2 Selling, general and administrative                             225,104
                                                             -------------------
           Operating income                                              145,998               19.8
     3 Other expense, net                                                (16,438)              (2.2)
                                                             -------------------
           Income before income taxes, minority interest and
             equity in earnings of affiliated companies                  129,560               17.6
           Provision for income taxes                                     53,959                7.3
                                                             -------------------
           Income before minority interest and equity in
           earnings of affiliated companies                               75,601               10.3
                                                             -------------------
           Minority interest in consolidated subsidiaries                   (815)              (0.1)
           Equity in earnings of affiliated companies                     12,753                1.7
                                                             -------------------
           Net income                                                     87,539               11.9

       (Elimination)
         Elimination of net income                                          (199)                -

       (Consolidated)
                                                             -------------------
         Net income                                                    1,162,098                 -
                                                             -------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     FY2004
                        For the year ended March 31, 2004
--------------------------------------------------------------------------------
     (3) Consolidated statement of cash flows on non-financial services business and financial services business

     ----------------------------------------------------------------------------------------------------
                               Item                                              Yen in millions
     ----------------------------------------------------------------------------------------------------
        (Non-Financial Services Businesses)
     1 Cash flows from operating activities
       1 Net income                                                                      1,074,758
       2 Adjustments to reconcile net income to net cash provided by operating activities
         (1) Depreciation                                                                  794,371
         (2) Provision for doubtful accounts and credit losses                              13,356
         (3) Pension and severance costs, less payments                                   (159,291)
         (4) Loss on disposal of fixed assets                                               38,708
         (5) Unrealized losses on available-for-sale securities, net                         3,063
         (6) Deferred income taxes                                                          82,918
         (7) Minority interest in consolidated subsidiaries                                 41,886
         (8) Equity in earnings of affiliated companies                                   (107,542)
         (9) Changes in other operating assets and liabilities, and other                   88,212
     ----------------------------------------------------------------------------------------------------
         Net cash provided by operating activities                                       1,870,439
     ----------------------------------------------------------------------------------------------------
     2 Cash flows from investing activities
       1 Additions to fixed assets excluding equipment leased to others                   (923,105)
       2 Additions to equipment leased to others                                          (133,214)
       3 Proceeds from sales of fixed assets excluding equipment
         leased to others                                                                   63,211
       4 Proceeds from sales of equipment leased to others                                  78,393
       5 Purchases of marketable securities and security investments                    (1,077,317)
       6 Proceeds from sales of and maturity of marketable
         securities and security investments                                             1,108,265
       7 Payment for additional investments in affiliated companies,
         net of cash acquired                                                              (20,656)
       8 Changes in investments and other assets, and other                                (16,051)
     ----------------------------------------------------------------------------------------------------
         Net cash used in investing activities                                            (920,474)
     ----------------------------------------------------------------------------------------------------
     3 Cash flows from financing activities
       1 Purchase of common stock                                                         (357,457)
       2 Proceeds from issuance of long-term debt                                           48,373
       3 Payments of long-term debt                                                       (140,384)
       4 Decrease in short-term borrowings                                                (105,051)
       5 Dividends paid                                                                   (137,678)
       6 Other                                                                             (15,000)
     ----------------------------------------------------------------------------------------------------
         Net cash used in financing activities                                            (707,197)
     ----------------------------------------------------------------------------------------------------
     4 Effect of exchange rate changes on cash and cash equivalents                        (61,623)
     ----------------------------------------------------------------------------------------------------
     5 Net increase in cash and cash equivalents                                           181,145
     ----------------------------------------------------------------------------------------------------
     6 Cash and cash equivalents at beginning of year                                    1,437,731
     ----------------------------------------------------------------------------------------------------
     7 Cash and cash equivalents at end of year                                          1,618,876
     ----------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     - 87 -

--------------------------------------------------------------------------------
                                     FY2004
                        For the year ended March 31, 2004
--------------------------------------------------------------------------------

     ----------------------------------------------------------------------------------------------------
                               Item                                              Yen in millions
     ----------------------------------------------------------------------------------------------------
       (Financial Services Businesses)
     1 Cash flows from operating activities
       1 Net income                                                                         87,539
       2 Adjustments to reconcile net income to net cash provided by operating activities
         (1) Depreciation                                                                  175,533
         (2) Provision for doubtful accounts and credit losses                              69,782
         (3) Pension and severance costs, less payments                                         24
         (4) Loss on disposal of fixed assets                                                1,034
         (5) Deferred income taxes                                                          37,603
         (6) Minority interest in consolidated subsidiaries                                    815
         (7) Equity in earnings of affiliated companies                                    (12,753)
         (8) Changes in other operating assets and liabilities, and other                  (13,546)
     ----------------------------------------------------------------------------------------------------
         Net cash provided by operating activities                                         346,031
     ----------------------------------------------------------------------------------------------------
     2 Cash flows from investing activities
       1 Additions to finance receivables                                               (8,126,880)
       2 Collection of and proceeds from sale of finance receivables                     6,878,953
       3 Additions to fixed assets excluding equipment leased to others                    (22,698)
       4 Additions to equipment leased to others                                          (409,524)
       5 Proceeds from sales of fixed assets excluding equipment
         leased to others                                                                   10,714
       6 Proceeds from sales of equipment leased to others                                 210,288
       7 Purchases of marketable securities and security investments                      (259,150)
       8 Proceeds from sales of and maturity of marketable
         securities and security investments                                               327,877
       9 Changes in investments and other assets, and other                                (41,054)
     ----------------------------------------------------------------------------------------------------
         Net cash used in investing activities                                          (1,431,474)
     ----------------------------------------------------------------------------------------------------
     3 Cash flows from financing activities
       1 Proceeds from issuance of long-term debt                                        1,682,550
       2 Payments of long-term debt                                                     (1,187,219)
       3 Increase in short-term borrowings                                                 544,806
       4 Other                                                                              15,000
     ----------------------------------------------------------------------------------------------------
         Net cash provided by financing activities                                       1,055,137
     ----------------------------------------------------------------------------------------------------
     4 Effect of exchange rate changes on cash and cash equivalents                        (13,091)
     ----------------------------------------------------------------------------------------------------
     5 Net decrease in cash and cash equivalents                                           (43,397)
     ----------------------------------------------------------------------------------------------------
     6 Cash and cash equivalents at beginning of year                                      154,297
     ----------------------------------------------------------------------------------------------------
     7 Cash and cash equivalents at end of year                                            110,900
     ----------------------------------------------------------------------------------------------------

     ----------------------------------------------------------------------------------------------------
        (Consolidated)
     1 Effect of exchange rate changes on cash and cash equivalents                        (74,714)
     ----------------------------------------------------------------------------------------------------
     2 Net increase in cash and cash equivalents                                           137,748
     ----------------------------------------------------------------------------------------------------
     3 Cash and cash equivalents at beginning of year                                    1,592,028
     ----------------------------------------------------------------------------------------------------
     4 Cash and cash equivalents at end of year                                          1,729,776
     ----------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     FY2004
                        For the year ended March 31, 2004
--------------------------------------------------------------------------------

     (Geographic information)

     ---------------------------------------------------------------------------------------------------------
                                                                                  Intersegment
                                                                                  Elimination/
                               Japan         North        Europe    Other foreign  Unallocated   Consolidated
                              (Yen in       America       (Yen in     countries      Amount
                             millions)     (Yen in        millions)   (Yen in        (Yen in        (Yen in
                                           millions                   millions)      millions)     millions)
     ---------------------------------------------------------------------------------------------------------
     Net revenues
      (1) Sales to
          external customers    7,167,704     5,910,422    2,018,969     2,197,665             -    17,294,760
      (2) Intersegment sales    4,422,283       217,217      145,372       164,218   (4,949,090)             -
     ---------------------------------------------------------------------------------------------------------
             Total             11,589,987     6,127,639    2,164,341     2,361,883   (4,949,090)    17,294,760
     ---------------------------------------------------------------------------------------------------------
     Operating expenses        10,481,860     5,736,662    2,091,866     2,264,970   (4,947,488)    15,627,870
     ---------------------------------------------------------------------------------------------------------
     Operating income           1,108,127       390,977       72,475        96,913       (1,602)     1,666,890
     ---------------------------------------------------------------------------------------------------------
     Segment assets            10,210,904     6,674,694    1,842,947     1,567,276     1,744,407    22,040,228
     ---------------------------------------------------------------------------------------------------------
     Long-lived assets          3,032,629     1,536,550      448,954       336,514             -     5,354,647
     ---------------------------------------------------------------------------------------------------------

     Revenues are attributed to geographies based on the country location of the parent company or the subsidiary that transacted the sale with the external customer.
     There are no any individually material countries with respect to net revenues, operating expenses, operating income, segment assets and long-lived assets included in other foreign countries.
     Unallocated amounts included in segment assets represents assets held for corporate purposes, which mainly consist of cash and cash equivalents and marketable securities. Such corporate assets were 3,270,973 million yen, as of March 31, 2004.

     Transfers between industry or geographic segments are made at amounts which Toyota's management believes approximate arm's-length prices. In measuring the reportable segments' income or losses, operating income consists of net revenues less operating expenses.

     (Overseas Sales)
     The following information shows net revenues that are attributed to countries based on location of customers, excluding customers in Japan for the years ended March 31, 2004.
     In addition to the disclosure requirements under FAS No. 131, Disclosure about Segments of an Enterprise and Related Information ("FAS 131"), Toyota discloses this information in order to provide the Japanese readers with valuable information.

     ------------------------------------------------------------------------------------------------
                                                                    Other foreign
                                  North America        Europe         countries         Total
     ------------------------------------------------------------------------------------------------
      1 Overseas sales
        (Yen in millions)               6,108,723       2,037,344        3,355,148      11,501,215
     ------------------------------------------------------------------------------------------------
      2 Consolidated sales
        (Yen in millions)                       -               -                -      17,294,760
     ------------------------------------------------------------------------------------------------
      3 Ratio of overseas sales
        to consolidated sales (%)            35.3            11.8             19.4            66.5
     ------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     FY2004
                        For the year ended March 31, 2004
--------------------------------------------------------------------------------
25   Per share amounts
     Reconciliations of the differences between basic and diluted net income per share for the year ended March 31, 2004 are as follows:

                                                                             Thousands
                                                          Yen in millions    of shares
                                                          ---------------   -------------    ------------
                                                                              Weighted        Net income
                                                            Net income      average shares    per share
                                                          ---------------   -------------    ------------
     For the year ended March 31, 2004:
     Basic net income per common share                       1,162,098         3,389,074      342.90 yen
     Effect of dilutive securities
        Assumed exercise of dilutive stock options                                   303
                                                          ---------------   -------------    ------------
     Diluted net income per common share                     1,162,098         3,389,377      342.86 yen
                                                          ---------------   -------------    ------------

     Certain stock options were not included in the computation of diluted net income per share for the year ended March 31, 2004 because the options' exercise prices were greater than the average market price per common share during the period.

     The following table shows Toyota's net assets per share as of March 31, 2004.
     Net assets per share amounts are calculated as dividing net assets' amount as of March 31, 2004 by the number of shares issued and outstanding as of March 31.

                                                                             Thousands
                                                          Yen in millions    of shares
                                                          ---------------   -------------    ------------
                                                                          Shares issued and
                                                                          outstanding as of   Net assets
                                                            Net assets     March 31, 2004      per share
                                                          ---------------   -------------    ------------
     Net assets per share                                    8,178,567        3,329,921      2,456.08 yen

26   Subsequent events

     At the meeting held on June 1, 2004, the Board of Directors of the parent company approved to repurchase treasury stock, based on the resolution of the Ordinary Shareholders' Meeting held on June 26, 2003, in order for the parent company to improve capital efficiency and to implement its capital policy in a flexible manner responding to business environments.

     The further information of the repurchase is as follows:

                        Method of repurchase       Purchase through the market
                        Aggregate number of        19,630 thousand of shares
                        shares repurchased         (common shares)
                        Aggregate purchase price   81,464 million yen
                        Date of repurchase         June 8, 2004

--------------------------------------------------------------------------------

     5 (Supplemental information schedule for consolidated financial statements)

          (Bonds)

            Refer to Note 13 of the Notes to Consolidated Financial Statements.


          (Borrowings)

            Refer to Note 13 of the Notes to Consolidated Financial Statements.

     (2)  Other

          (U.S. GAAP Financial Information)

          The accompanying financial information as of and for the year ended March 31, 2003 in conformity with U.S. GAAP, has not been audited with the auditing standards which is required by the article 193-2 of the Securities and Exchange Law.

     1    Consolidated balance sheets

     -------------------------------------------------------------------------------------------------------------
                                                                             FY2003
                                                                         March 31, 2003
     -------------------------------------------------------------------------------------------------------------
                        Item                                    Yen in millions                     Percentage
     -------------------------------------------------------------------------------------------------------------
     (Assets)
     1 Current assets
       1 Cash and cash equivalents                                                  1,592,028
       2 Time deposits                                                                 55,406
       3 Marketable securities                                                        605,483
       4 Trade accounts and notes receivable, less allowance
         for doubtful accounts of 29,489 million yen                                1,475,797
       5 Finance receivables, net                                                   2,505,140
       6 Other receivables                                                            513,952
       7 Inventories                                                                1,025,838
       8 Deferred income taxes                                                        385,148
       9 Prepaid expenses and other current assets                                    463,441
                                                                         ---------------------
         Total current asets                                                        8,622,233           42.8
     2 Noncurrent finance receivables, net                                          2,569,808           12.8
     3 Investments and other assets
       1 Marketable securities and other securities
         investments                                                               1,652,110
       2 Affiliated companies                                                      1,279,645
       3 Employees receivables                                                        21,270
       4 Other                                                                       804,029
                                                                         ---------------------
         Total investments and other assets                                         3,757,054           18.6
     4 Property, plant and equipment
       1 Land                                                                       1,064,125
       2 Buildings                                                                  2,521,208
       3 Machinery and equipment                                                    7,089,592
       4 Vehicles and equipment on operating leases                                 1,601,060
       5 Construction in progress                                                     211,584
                                                                         ---------------------
         Sub total                                                                 12,487,569
       6 Less - Accumulated depreciation                                           (7,283,690)
                                                                         ---------------------
         Property, plant and equipment, net                                         5,203,879           25.8
                                                                         ---------------------
         Total assets                                                              20,152,974          100.0
                                                                         ---------------------

     -------------------------------------------------------------------------------------------------------------
                                                                             FY2003
                                                                         March 31, 2003
     -------------------------------------------------------------------------------------------------------------
                        Item                                    Yen in millions                     Percentage
     -------------------------------------------------------------------------------------------------------------
     (Liabilities)
     1 Current liabilities
                                                                                    1,855,648
       1 Short-term borrowings
       2 Current portion of long-term debt                                          1,263,017
       3 Accounts payable                                                           1,531,552
       4 Other payables                                                               618,748
       5 Accrued expenses                                                           1,063,496
       6 Income taxes payable                                                         300,718
       7 Other current liabilities                                                    420,757
                                                                        ----------------------
         Total current liabilities                                                  7,053,936           35.0
     2 Long-term liabilities

       1 Long-term debt                                                             4,137,528
       2 Accrued pension and severance costs                                        1,052,687
       3 Deferred income taxes                                                        371,004
       4 Other long-term liabilities                                                  101,353
                                                                        ----------------------
         Total long-term liabilities                                                5,662,572           28.1
                                                                        ----------------------
         Total liabilities                                                         12,716,508           63.1
     (Minority interest in consolidated subsidiaries)

       Minority interest in consolidated subsidiaries                                 315,466            1.6
     (Shareholders' equity)
     1 Common stock, no par value,
       authorized: 9,740,185,400 shares;
       issued: 3,609,997,492 shares                                                   397,050            2.0
     2 Additional paid-in capital                                                     493,790            2.4
     3 Retained earnings                                                            7,301,795           36.2
     4 Accumulated other comprehensive loss                                          (604,272)          (3.0)
     5 Treasury stock, at cost
       158,940,796 shares                                                            (467,363)          (2.3)
                                                                        ----------------------
       Total shareholders' equity                                                   7,121,000           35.3
     (Commitments and contingencies)
                                                                        ----------------------
        Total liabilities, minority interest in consolidated
        subsidiaries and shareholders' equity                                      20,152,974          100.0
                                                                        ----------------------

     2    Consolidated statements of income

     -------------------------------------------------------------------------------------------------------------
                                                                                 FY2003
                                                                   For the year ended March 31, 2003
     -------------------------------------------------------------------------------------------------------------
                        Item                                    Yen in millions                     Percentage
     -------------------------------------------------------------------------------------------------------------
     1 Net revenues
       1 Sales of products                                                         14,793,973
       2 Financing operations                                                         707,580
                                                                        ----------------------
                                                                                   15,501,553           100.0
         Total net revenues
     2 Costs and expenses

       1 Cost of products sold                                                     11,914,245
       2 Cost of financing operations                                                 423,885
       3 Selling, general and administrative                                        1,891,777
                                                                        ----------------------
         Total costs and expenses                                                  14,229,907            91.8
                                                                        ----------------------
         Operating income                                                           1,271,646             8.2

     3 Other income (expense)

       1 Interest and dividend income                                                  52,661
       2 Interest expense                                                             (30,467)
       3 Foreign exchange gain, net                                                    35,585
       4 Other loss, net                                                             (102,773)
                                                                        ----------------------
                                                                                      (44,994)           (0.3)
         Total other income (expense)
                                                                        ----------------------
         Income before income taxes, minority interest and
           equity in earnings of affiliated companies                               1,226,652             7.9
         Provision for income taxes                                                   517,014             3.3
                                                                        ----------------------
         Income before minority interest and equity in
           earnings of affiliated companies                                           709,638             4.6
                                                                        ----------------------
         Minority interest in consolidated subsidiaries                               (11,531)           (0.1)

         Equity in earnings of affiliated companies                                    52,835             0.3
                                                                        ----------------------
         Net income                                                                   750,942             4.8
                                                                        ----------------------
     Net income per share
         Basic                                                                     211.32 yen
                                                                                   211.32 yen
         Diluted
                                                                                    36.00 yen
     Cash dividends per share

     3    Consolidated statements of shareholders' equity

--------------------------------------------------------------------------------------------------------------
                                                                    FY2003
                                                       For the year ended March 31, 2003
--------------------------------------------------------------------------------------------------------------
                                                 Additional              Accumulated   Treasury
                                       Common     paid-in     Retained     other         stock,      Total
               Item                    stock      capital     earnings  comprehensive   at cost
                                                                        income (loss)
                                  ----------------------------------------------------------------------------
                                                              Yen in millions
--------------------------------------------------------------------------------------------------------------
   Balances at March 31, 2002         397,050     490,538     6,804,722   (267,304)    (160,894)   7,264,112
                                  ----------------------------------------------------------------------------
   1 Issuance during the year                       3,252                                              3,252
   2 Comprehensive income
    (1) Net income                                             750,942                               750,942
    (2) Other comprehensive income
        (loss)
     1  Foreign currency translation                                      (139,285)                 (139,285)
        adjustments
     2  Unrealized losses on
        securities,
        net of reclassification                                            (26,495)                  (26,495)
        adjustments
     3  Minimum pension liability
        adjustments                                                       (171,978)                 (171,978)
     4  Net gains on derivative
        instruments                                                            790                       790
                                                                                                 -------------
      Total comprehensive income                                                                     413,974
                                                                                                 -------------
   3 Dividends paid                                           (110,876)                             (110,876)
   4 Purchase and retirement of
      common stock                                            (142,993)                (306,469)    (449,462)
                                  ----------------------------------------------------------------------------
   Balances at March 31, 2003         397,050     493,790     7,301,795   (604,272)    (467,363)   7,121,000
                                  ----------------------------------------------------------------------------

     4    Consolidated statement of cash flows

--------------------------------------------------------------------------------------------------------------
                                                                                          FY2003
                                                                               For the year ended March 31,
                                                                                           2003
--------------------------------------------------------------------------------------------------------------
                                    Item                                               Yen in millions
--------------------------------------------------------------------------------------------------------------
   1 Cash flows from operating activities
     1 Net income                                                                                750,942
     2 Adjustments to reconcile net income to net cash provided by operating activities
       (1) Depreciation                                                                          870,636
       (2) Provision for doubtful accounts and credit losses                                      99,837
       (3) Pension and severance costs, less payments                                             55,637
       (4) Loss on disposal of fixed assets                                                       46,492
       (5) Unrealized losses on available-for-sale securities, net                               111,346
       (6) Deferred income taxes                                                                 (74,273)
       (7) Minority interest in consolidated subsidiaries                                         11,531
       (8) Equity in earnings of affiliated companies                                            (52,835)
       (9) Changes in operating assets and liabilities, and other
             Increase in accounts and notes receivable                                           (46,068)
             Increase in inventories                                                             (38,043)
             Increase in accounts payable                                                        116,946
             Other                                                                               232,899
--------------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities                                                 2,085,047
--------------------------------------------------------------------------------------------------------------
   2 Cash flows from investing activities
     1 Additions to finance receivables                                                       (6,481,200)
     2 Collection of finance receivables                                                       5,252,685
     3 Proceeds from sale of finance receivables                                                 572,771
     4 Additions to fixed assets excluding equipment leased to others                         (1,005,931)
     5 Additions to equipment leased to others                                                  (604,298)
     6 Proceeds from sales of fixed assets excluding equipment leased to others                   61,847
     7 Proceeds from sales of equipment leased to others                                         286,538
     8 Purchases of marketable securities and security investments                            (1,113,998)
     9 Proceeds from sales of marketable securities and security investments                     197,985
    10 Proceeds on maturity of marketable securities and security investments                    723,980
    11 Payment for additional investments in affiliated companies, net of                        (28,229)
       cash acquired
    12 Changes in investments and other assets, and other                                         (8,557)
--------------------------------------------------------------------------------------------------------------
     Net cash used in investing activities                                                    (2,146,407)
--------------------------------------------------------------------------------------------------------------
   3 Cash flows from financing activities
     1 Purchase of common stock                                                                 (454,611)
     2 Proceeds from issuance of long-term debt                                                1,686,564
     3 Payments of long-term debt                                                             (1,117,803)
     4 Increase in short-term borrowings                                                          30,327
     5 Dividends paid                                                                           (110,876)
     6 Other                                                                                       4,074
--------------------------------------------------------------------------------------------------------------
     Net cash provided by financing activities                                                    37,675
--------------------------------------------------------------------------------------------------------------
   4 Effect of exchange rate changes on cash and
     cash equivalents                                                                            (41,447)
--------------------------------------------------------------------------------------------------------------
   5 Net decrease in cash and cash equivalents                                                   (65,132)
--------------------------------------------------------------------------------------------------------------
   6 Cash and cash equivalents at beginning of period                                          1,657,160
--------------------------------------------------------------------------------------------------------------
   7 Cash and cash equivalents at end of period                                                1,592,028
--------------------------------------------------------------------------------------------------------------

                         Report of Independent Auditors
                              (English translation)




                                                   June 23, 2004

To the Board of Directors

Toyota Motor Corporation




                                               ChuoAoyama PricewaterhouseCoopers
                                                   Engagement C.P.A. Partner


                                                   Engagement C.P.A.
                                                   Partner



                                                   Engagement C.P.A.
                                                   Partner


                                                   Engagement C.P.A.
                                                   Partner

We have audited the accompanying consolidated balance sheet of Toyota Motor Corporation (the "Company") and its subsidiaries as of March 31, 2004, and the related consolidated statement of income, shareholders' equity, of cash flows and supplementary schedules for the year then ended, to be in compliance with the Article 193, paragraph 2 of the Security Stock Exchange Law. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Toyota Motor Corporation and its subsidiaries as of March 31, 2004, and the consolidated result of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America (See Note 1 and 3 of the Notes to Consolidated Financial Statements).


Supplemental Information

As described in Note 1 and 3 of the Notes to Consolidated Financial Statements, effective for the year ended March 31, 2004, the Company prepares the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America.

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountant Law of Japan.